FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-207389) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Financial report for January-September 2015 results.

2	Financial statements for January-September 2015 results.

EXPLANATORY NOTE RELATING TO FINANCIAL REPORT

This financial report relating to the three and nine months ended September 30, 2015 is substantially the same in all material respects as the Financial report for January-September 2015 results (the “January-September 2015 financial report”) we previously furnished to the SEC on November 2, 2015 on Form 6-K, and shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-207389) of Banco Santander, S.A. The financial report filed with this Form 6-K excludes credit ratings information as well as targets and goals included in the aforementioned January-September 2015 financial report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information in this document should be read together with Banco Santander, S.A. and its subsidiaries (the “Group”) audited consolidated financial statements for the year ended December 31, 2014 and unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2015, including in each case the notes related thereto.

General Information on Certain Measures

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons. For the nine months ended September 30, 2015, the perimeter was impacted by the acquisition of GE Nordics and Carfinco and implementation of the agreement with PSA in France, the UK and Portugal, and in Brazil, the JV with Bonsuceso, the acquisition of Getnet and the acquisition of minority interests.

When we refer to a measure presented on a “fully-loaded” basis, we mean that such measure is calculated without applying the transitional provisions under Capital Requirements Directive IV, or CRD IV. When we refer to a measure presented on a “phase-in” basis, we mean that such measure is calculated giving effect to such transitional provisions as applicable at the dates as of which the relevant financial measure is presented. In addition, where noted, certain capitalization measures are adjusted to give effect to the capital increase of EUR7,500 million that Banco Santander completed on January 9, 2015 as if it occurred on December 31, 2014. The common equity Tier 1 (CET1) fully-loaded ratio for the Group as of December 31, 2014, adjusted to give effect to the capital increase completed on January 9, 2015, was 9.7%. Excluding this effect, the CET1 fully-loaded ratio for the Group as of December 31, 2014 was 8.3%.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in constant currency and/or local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We calculate constant currency percentages by converting our prior-period local currency financial results using the current period exchange rates and comparing these adjusted amounts to our current period reported results. We analyze financial performance on a constant currency and/or local currency basis, as indicated, to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating financial performance on a constant and/or local currency basis provides an additional and meaningful assessment of performance to both management and our investors.

Item 1

We want to help people and businesses prosper

2015 Financial report | January - September

Santander

Financial report

3	Key consolidated data

4	Highlights of the period

6	Santander aim

8	General background

10	Income statement

14	Balance sheet

18	Risk management

20	Business information by geography

	22	Main units of Continental Europe

	26	United Kingdom

	27	Main units of Latin America

	32	United States

	33	Corporate Centre

34	Information by global business

	34	Retail Banking

	35	Santander Global Corporate Banking

36	Corporate Governance

37	Corporate Social Responsibility

38	The Santander share

39	Financial information. Appendix

At Banco Santander, we take advantage of new

communication technologies and the social

networks to improve dialogue with our

stakeholders

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Sep’15	Jun’15%		Sep’15	Sep’14%		Dec’14
Total assets	1,320,427	1,339,376	(1.4)	1,320,427	1,241,104	6.4	1,266,296
Net customer loans	777,020	799,233	(2.8)	777,020	721,988	7.6	734,711
Customer deposits	669,236	687,900	(2.7)	669,236	646,331	3.5	647,628
Managed and marketed customer funds	1,045,513	1,082,948	(3.5)	1,045,513	1,020,433	2.5	1,023,437
Stockholders’ equity	88,320	91,497	(3.5)	88,320	77,325	14.2	80,806
Total managed and marketed funds	1,479,841	1,514,136	(2.3)	1,479,841	1,402,277	5.5	1,428,083

Ordinary income statement* (€ million)	3Q’15	2Q’15%		9M’15	9M’14%		2014
Net interest income	7,983	8,281	(3.6)	24,302	21,834	11.3	29,548
Gross income	11,316	11,618	(2.6)	34,378	31,572	8.9	42,612
Pre-provision profit (net operating income)	5,974	6,189	(3.5)	18,229	16,750	8.8	22,574
Profit before taxes	2,778	2,998	(7.3)	8,766	7,140	22.8	9,720
Attributable profit to the Group	1,680	1,709	(1.7)	5,106	4,361	17.1	5,816

Variations w/o exchange rate:

Quarterly: Net interest income: +1.4%; Gross income: +2.3%; Pre-provision profit: +2.0%; Attributable profit: +3.8%

Year-on-year: Net interest income: +8.5%; Gross income: +6.5%; Pre-provision profit: +6.4%; Attributable profit: +11.8%

Ordinary EPS, profitability and efficiency* (%)	3Q’15	2Q’15%		9M’15	9M’14%		2014
EPS (1)(euro)	0.113	0.115	(2.1)	0.349	0.367	(4.9)	0.479
RoE (2)	7.4	7.4		7.5	7.2		7.0
RoTE (2)	11.3	11.4		11.4	11.3		11.0
RoA	0.6	0.6		0.6	0.6		0.6
RoRWA	1.3	1.3		1.3	1.3		1.3
Efficiency ratio (with amortisations)	47.2	46.7		47.0	46.9		47.0

Solvency and NPL ratios (%)	Sep’15	Jun’15%		Sep’15	Sep’14%		Dec’14
CET1 fully-loaded (2)	9.85	9.83		9.85			9.65
CET1 phase-in (2)	12.39	12.38		12.39	11.44		12.23
NPL ratio	4.50	4.64		4.50	5.28		5.19
Coverage ratio	71.1	70.1		71.1	67.5		67.2

Market capitalisation and shares	Sep’15	Jun’15%		Sep’15	Sep’14%		Dec’14
Shares (million)	14,317	14,317	—	14,317	11,988	19.4	12,584
Share price (euros)	4.744	6.264	(24.3)	4.744	7.611	(37.7)	6.996
Market capitalisation (EUR million)	67,918	89,679	(24.3)	67,918	91,241	(25.6)	88,041
Book value (euro)	6.19	6.40		6.19	6.45		6.42
Price / Book value (X)	0.77	0.98		0.77	1.18		1.09
P/E ratio (X)	10.19	13.27		10.19	15.55		14.59

Other data	Sep’15	Jun’15%		Sep’15	Sep’14%		Dec’14
Number of shareholders	3,209,138	3,203,349	0.2	3,209,138	3,229,672	(0.6)	3,240,395
Number of employees	191,504	190,262	0.7	191,504	183,534	4.3	185,405
Number of branches	12,901	12,910	(0.1)	12,901	13,059	(1.2)	12,951

(*).-	In 2Q’15 and 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

(2).-	In 2014, pro-forma taking into account the January 2015 capital increase.

Note:	The financial information in this report was approved by the Board of Directors at its meeting on October, 28 2015, following a favourable report from the Audit Committee on October, 21 2015.

      3

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
HIGHLIGHTS OF THE PERIOD

g Profit growth with good performance of commercial revenues and provisions

•  Third quarter attributable profit of €1,680 million, with negative impact of exchange rates. Excluding this, 4% growth.

•  Ordinary attributable profit of €5,106 million in the first nine months, 17% more than the same period of 2014:

– Positive impact of exchange rates (+12% without the forex effect).
– Gross income increased, due to net interest income and fee income.
– Costs virtually unchanged in real terms and on a like-for-like basis, absorbing regulatory effects and the implementation of innovation and efficiency plans.
– Drop in provisions and improved cost of credit (1.26% as against 1.52% in September 2014).

g The growth in volumes reflects the strategy followed in segments, products and countries
• Impact of exchange rates: -4/-5 p.p. in the third quarter and -1/-3 p.p. year-on-year.
• Lending rose 7% year-on-year in constant euros, with growth in eight of our 10 core countries. Perimeter impact: +2 p.p.
• Funds up 7% in constant euros, with all countries making a positive contribution. Of note Latin America and the US.
• Solid funding structure and liquidity continued. Net loan-to-deposit ratio of 116%.

g High solvency and enhanced Group credit quality
• Fully loaded CET1 ratio of 9.85%. Organic generation (+13 b.p.) was offset by the impact of exchange rates on the valuation of the portfolio available for sale and the rise in treasury stock.
• Total capital ratio of 12.75% and fully loaded leverage ratio 4.7%.
• Non-performing loan (NPL) entries, isolating the perimeter and exchange rate effects, were 22% lower than in the first nine months of 2014.
• The NPL ratio continued to improve, notably in the third quarter in Spain, the UK and Mexico.

g Advances in the commercial transformation programme and in the multi-channel distribution model
• Transforming our business model into one that is increasingly Simple, Personal and Fair continued.
• Differentiated value offers to improve engagement and relations with individual customers: 1/2/3 account in Spain and Portugal.
• The NEO CRM tool was further extended.
• For companies, expansion of Santander Advance, already present in eight countries, and Santander Trade, available in 12 countries.
• Strengthening multi-channels (better websites, new developments for mobile phones, etc.).

4

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
HIGHLIGHTS OF THE PERIOD

g Business areas: (more detail on pages 20-35)

•  Continental Europe: Third quarter attributable profit of €625 million, 12% more than in the second quarter, due to higher revenues. First nine months profit of €1,825 million (+75% year-on-year), with greater revenues, controlled costs and sharply reduced provisions.

•  United Kingdom: third quarter attributable profit of £343 million, 13% lower than the second quarter by other provisions. Profit in the first nine months was £1,087 million (+14%). Revenues fuelled by net interest income and lower loan-loss provisions, reflecting the better quality balance sheet and the improved macroeconomic environment.

•  Latin America: third quarter ordinary attributable profit of €783 million, 11% lower than the second quarter impacted by exchange rates. Excluding this impact, it remained unchanged. The first nine months profit was 22% higher year-on-year at €2,500 million (excluding fx impact), with general growth in revenues, more costs because of the increased installed capacity and new commercial projects, and stable provisions.

•  United States: third quarter attributable profit of $206 million, lower than in the second quarter because of lower gains on financial transactions and higher costs. The first nine months profit was $735 million (-9% year-on-year), affected by higher minority interests and tax on profit, as profit before taxes was 6% higher.

g Santander share: (more detail on page 38)
• The Santander share ended the third quarter lower at €4.744, in an environment of falls in stock markets. At the date of publication of this report, the share stood at €5.204 up 10% in October.
• The first interim dividend charged to 2015’s earnings was paid in cash in August (€0.05 per share).

•  Between October and November, and under the Santander Dividendo Elección (scrip dividend) programme, shareholders can opt to receive in cash or in shares the amount equivalent to the second dividend (€0.05 per share) charged to 2015’s earnings.

g Other significant events:
• Between October 1 and the date of publication of this report, the following material fact occurred which could have an impact on the Group’s business and activity:

–   Standard  & Poor’s upgraded Banco Santander’s long-term senior debt from BBB+ to A-, a notch above that for Spain’s sovereign debt.

Following this upgrade, Santander’s rating with the three main rating agencies is A-.

• More detail can be found on the website of the National Securities Market Commission (www.cnmv.es) and on Santander’s website (www.santander.com) in the investor relations section.

      5

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
SANTANDER AIM

Our purpose is to help people and businesses prosper

Our aim is to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities

Best bank for our employees	Best bank for our customers

Attract, engage and retain the best talent, capable of providing the best service to our customers and guarantee the business success and sustainability.	Build long-term customer relationships providing simple and tailor-made solutions, a fair and equal treatment and excellent service in our branches and digital channels, in order to enhance their satisfaction and engagement with the Bank.

Best bank for communities	Best bank for our shareholders

Conduct our banking activity contributing to the economic and social progress of the communities in which we operate, in a responsible and sustainable way, and particularly committed to the field of higher education.	Generate an attractive and sustainable return for our shareholders based on a business model with a high degree of recurring revenues, prudent risks, efficient, with disciplined use of capital and financial strength.

We continue to make progress in implementing our strategy to become more Simple, Personal and Fair

6

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
SANTANDER AIM

Simple | Personal | Fair

g	Employees

Human Resources is reviewing its strategy to ensure it responds to the needs of the new culture and contributes to the rest of the Group’s strategic lines. Of note among the main points are:

•	Definition, through a bottom-up process, of the behaviour that will make Santander a more Simple, Personal and Fair bank.

•	Regarding talent, the career potential of over 1,350 managers was analysed by the Talent Evaluation Committees. A new definition of corporate behaviour was included in the 180º assessment for managers, to foster a more Simple, Personal and Fair management.

•	As a result of the engagement survey, the Flexiworking initiative was launched to promote a new more productive way of working. Another example is Best4US, a corporate platform that brings together employees across the group to share common interests.

•	Noteworthy in the third quarter was the selection of Santander by univervity students as the most preferred bank to work for in Latin America, according to the 2015 Universum ranking, and in Spain according to Universum’s annual review Empleadores Ideales.

g	Customers

Transforming our business model into one that is more personalised and digital continued, in order to enhance customer satisfaction and loyalty:

•	In individual customers, the 1/2/3 account has been well received in Spain since its launch, with the opening of more than 500,000 accounts up to September 30th. In the Select segment, the offer was increased in Germany by including profiled investment portfolios, and in Chile the customer attention model was renewed.

•	In SMEs and companies, Santander Advance’s value offer was strengthened in the eight countries where it is present, as well as the internationalisation of customers with Santander International Desk, Santander Passport and Santander Trade. The latter is now available in 12 countries and used by more than 30,000 exporters and importers.

The Bank continued to make progress in strengthening its many channels with better commercial websites, new applications and mobile phone features, including the launch in the UK of Cash KiTTi, an app designed for group money management, and Spendlytics, which enables card spending to be controlled. The processes that customers use in their dealings with the Bank continued to be improved.

g	Shareholders

We continued to develop initiatives to improve transparency with our shareholders and facilitate the exercise of their rights. Of note in the third quarter were:

•	The Group’s 2016-2018 strategy was presented at the Investor Day in London in September.

•	New corporate website with tab integrated for investors and shareholders.

•	Quarterly shareholders’ report available online on the same day as the presentation of results.

•	Capacitas scholarships to help shareholders and their relations with disabilities in their university studies.

g	Communities

As part of its commitment to society, of note in the third quarter were the following:

•	Grupo Santander City hosted for the fourth year the summer courses of the Complutense University. Particularly noteworthy were the courses on sustainable development, the new forms of working in the 21st century, employability, entrepreneurship and innovation.

•	270 students from 45 universities in Mexico, Brazil and China took part in the Top China programmes, and carried out internet-of-things related projects.

•	More than 700,000 students from 11 countries attained their first job in the first nine months of 2015 through the 2,336 Universia employment portals in universities.

•	In Brazil, the portfolio since 2002 of the Bank’s microcredit programme reached the all-time record of BRL 3 billion.

      7

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
GENERAL BACKGROUND

General Background

Grupo Santander conducted its activity in the third quarter of 2015 in a more favourable economic environment in the developed economies where it operates, while emerging economies faced important challenges.

Banking activity continued to be affected by interest rates at historic lows in most economies, competition was tougher in some markets, mainly in lending, and the regulatory environment was more demanding.

Developed countries:

The expansion in the US and the UK remained firm and the recovery in the euro zone continued to strengthen.

•	The US economy grew again at a brisk pace in the second quarter (3.9% quarterly annualised). The main driver was domestic demand, particularly household consumption, fuelled by the recovery in the labour market, the low oil price and positive wealth effects. The dollar’s appreciation and the slowdown in emerging markets, however, are harming investment in capital goods and exports. Third quarter GDP growth could be lower, as job creation is less intense, although still high. The unemployment rate has dropped to levels close to medium-term equilibrium (around 5%), as a result of which the Fed will continue to assess whether to begin to raise interest rates before the end of the year.

•	UK output rose 0.7% quarter-on-quarter in the second quarter, above potential. The downward risks in the first quarter seem to have disappeared, and uncertainty is now focused on the international environment. Growth is mainly fuelled by consumption, although investment is beginning to strengthen.

Inflation was at around 0%, and the further fall in oil prices will keep it that way until the end of the year. The jobless rate continued to fall, although at a slower pace, while salaries are starting to rise.

•	The Eurozone continued to grow at a good pace in the second quarter. Output increased 0.4% quarter-on-quarter after 0.5% in the first three months (in year-on-year terms growth accelerated from 1.2% to 1.5%). These figures reflect more balanced growth between the external sector and domestic demand, within which consumption remained buoyant. The third quarter indicators point to a similar pace of recovery. Inflation was affected by the evolution of oil prices and was 0.1% negative in September. The European Central Bank is prepared to increase its quantitative easing programme if the slowdown in emerging economies has permanent effects on the euro zone, of which there is no evidence at the moment.

•	Germany’s economy accelerated a little from 0.3% to 0.4% quarter-on-quarter in the second quarter, thanks to greater exports, which was partly offset by lower investment.

•	Spains’s growth quickened in the second quarter to 1% (3.1% year-on-year). The country continued to stand out for its growth in the euro zone and will probably continue to do so in the short term. Growth for the whole of 2015 is likely to be just over 3%.

•	Portugal: The Portuguese economy maintained quarter-on-quarter growth of 0.5%. Domestic demand was strong, leading to more imports and a negative contribution to growth from the external sector.

Emerging countries:

Among the emerging economies, the Latin American ones varied:

•	Brazil: Brazil: GDP shrank 1.9% quarter-on-quarter in the second quarter (-2.6% in the last 12 months). The jobless rate rose to 7.6% in August from 6.9% in June. Inflation was 9.5% in September, reflecting the adjustment of tariffs and the real’s depreciation. The central bank kept the Selic rate at 14.25%, following a rise of 50 b.p. in July (+325 b.p. in 12 months). The purpose of these rises is to prevent the increase in inflation from impacting medium-term expectations. The central bank intends to anchor inflation expectations around its central target of 4.5%.

The external sector remained very solid, with reserves of 19% of GDP. Current account surplus and net capital inflows via direct investments remained stable at around 4% of GDP, despite the uncertainty in international markets. The real depreciated 22% against the dollar in the third quarter (34% since the end of 2014). The respective depreciations against the euro were 23% and 28%.

•	Mexico: The economy continued to recover in the first half of 2015 (year-on-year growth of 2.4%). The upswing in exports, consumption and private investment was compensated by an adjustment in stocks, which solidified expectations that the economy will continue to improve. Inflation remained very moderate (lower than 3%), with the Banco de México holding its benchmark rate at 3% (since June 2014), although remaining vigilant on US monetary policy and ready to raise its rates in line with the Fed, in order to avert possible rises in volatility.

The peso depreciated 7% against the dollar in the third quarter (13% in the first nine months). The depreciation against the euro was 8% and 6%, respectively.

8

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
GENERAL BACKGROUND

•	Chile: The Chilean economy slowed down in the second quarter to 1.9% (2.5% in the first quarter) due to less activity in the primary and manufacturing sectors, while the service sector continued to recover. Inflation rose in August to 5%, reflecting the impact of the peso’s depreciation. Although inflation expectations for 2016 remain at around 3%, and in order to anticipate its possible increase, the central bank tightened its monetary policy in September, indicating its readiness to raise rates after keeping them unchanged at 3% since October 2014.

The peso fell 9% against the dollar and the euro in the third quarter (13% and 6%, respectively, since the end of 2014).

•	Poland: The pace of the Polish economy remained virtually unchanged quarter-on-quarter in the second quarter, but lower in year-on-year terms (3.3% compared to 3.6% in the first three months). The third quarter indicators were weaker than expected and deflation continued until August (-0.8% year-on-year). The macroeconomic fundamentals, however, remained solid and the policies well focused.

The central bank cut its benchmark interest rate to 1.5% and the market gives some probability to a further reduction in 2016.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M’15	9M’14	30.09.15	31.12.14	30.09.14
US$	1.113	1.354	1.120	1.214	1.258
Pound sterling	0.727	0.812	0.739	0.779	0.777
Brazilian real	3.487	3.099	4.481	3.221	3.082
New Mexican peso	17.321	17.766	18.977	17.868	16.998
Chilean peso	711.376	759.987	784.882	737.323	755.823
Argentine peso	9.980	10.787	10.558	10.277	10.672
Polish zloty	4.155	4.175	4.245	4.273	4.178

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JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

▶ Grupo Santander results

First nine months highlights

g	Third quarter attributable profit of €1,680 million, 4% more than the second quarter excluding the impact of exchange rates.

g	Ordinary attributable profit in the first nine months of €5,106 million, 17% higher year-on-year mainly due to:

•	Positive evolution of exchange rates (ordinary profit rose 12% excluding this impact).

•	Perimeter impact of between one and three p.p. on revenues, costs and provisions.

•	Gross income rose, due to net interest income and fee income.

•	Stable costs in real terms and on a like-for-like basis, absorbing regulatory effects and plans underway for innovation and efficiency improvement.

•	Lower provisions and better cost of credit (1.26% vs. 1.52% in September 2014).

g	The efficiency ratio remained at around 47% and is among the best of our peers.

g	Ordinary RoTE at 11.4%, +10 b.p. year-on-year.

Ordinary income statement € million

			Variation				Variation
	3Q’15	2Q’15%		% w/o FX	9M’15	9M’14%		% w/o FX
Net interest income	7,983	8,281	(3.6)	1.4	24,302	21,834	11.3	8.5
Net fees	2,474	2,586	(4.3)	0.5	7,584	7,172	5.8	4.9
Gains (losses) on financial transactions	634	372	70.4	76.3	1,702	2,229	(23.7)	(25.7)
Other operating income	225	379	(40.7)	(39.7)	790	337	134.4	124.1
Dividends	75	239	(68.7)	(68.1)	347	323	7.6	7.7
Income from equity-accounted method	93	101	(7.3)	1.4	293	180	63.4	71.7
Other operating income/expenses	57	39	44.7	27.6	149	(166)	—	—
Gross income	11,316	11,618	(2.6)	2.3	34,378	31,572	8.9	6.5
Operating expenses	(5,342)	(5,429)	(1.6)	2.6	(16,149)	(14,822)	8.9	6.7
General administrative expenses	(4,731)	(4,826)	(1.9)	2.3	(14,342)	(13,125)	9.3	6.9
Personnel	(2,717)	(2,836)	(4.2)	(0.3)	(8,308)	(7,543)	10.2	7.6
Other general administrative expenses	(2,015)	(1,989)	1.3	6.0	(6,034)	(5,583)	8.1	6.0
Depreciation and amortisation	(611)	(603)	1.2	4.6	(1,806)	(1,697)	6.4	4.9
Net operating income	5,974	6,189	(3.5)	2.0	18,229	16,750	8.8	6.4
Net loan-loss provisions	(2,479)	(2,508)	(1.2)	4.8	(7,550)	(8,110)	(6.9)	(8.4)
Impairment losses on other assets	(110)	(78)	41.5	43.8	(247)	(225)	10.1	9.7
Other income	(606)	(605)	0.2	5.5	(1,666)	(1,275)	30.6	34.5
Ordinary profit before taxes	2,778	2,998	(7.3)	(2.2)	8,766	7,140	22.8	18.0
Tax on profit	(787)	(939)	(16.2)	(11.8)	(2,649)	(1,882)	40.8	36.0
Ordinary profit from continuing operations	1,991	2,059	(3.3)	2.1	6,117	5,258	16.3	11.7
Net profit from discontinued operations	—	—	—	—	—	(7)	(100.0)	(100.0)
Ordinary consolidated profit	1,991	2,059	(3.3)	2.1	6,117	5,252	16.5	11.8
Minority interests	311	350	(11.1)	(6.1)	1,011	891	13.5	11.9
Ordinary attributable profit to the Group	1,680	1,709	(1.7)	3.8	5,106	4,361	17.1	11.8

Ordinary EPS (euros) (1)	0.113	0.115	(2.1)		0.349	0.367	(4.9)
Ordinary diluted EPS (euros) (1)	0.113	0.115	(2.2)		0.348	0.366	(4.8)

Pro memoria:
Average total assets	1,335,790	1,359,450	(1.7)		1,340,924	1,185,486	13.1
Average stockholders’ equity (2)	90,248	91,856	(1.8)		90,861	80,845	12.4

NOTE:-	In 2Q’15 and 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil.

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares.

(2).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase.

10

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
CONSOLIDATED FINANCIAL REPORT

Third quarter results

•	Ordinary attributable profit of €1,680 million, with negative impact of exchange rates. Excluding this effect, 4% growth.

–	Gross income up 2%, thanks to net interest income (moderate growth in business in some countries), fee income and normalisation of gains on financial transactions, following a second quarter when they were very low.

–	Higher costs due to the aforementioned plans, higher inflation and regulations.

–	Higher loan-loss provisions, mainly in Brazil.

Ordinary quarterly income statement € million

	2014				2015
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net interest income	6,992	7,370	7,471	7,714	8,038	8,281	7,983
Net fees	2,331	2,403	2,439	2,524	2,524	2,586	2,474
Gains (losses) on financial transactions	767	511	952	620	695	372	634
Other operating income	34	204	99	182	186	379	225
Dividends	31	220	72	112	33	239	75
Income from equity-accounted method	65	42	72	64	99	101	93
Other operating income/expenses	(63)	(58)	(45)	6	53	39	57
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)	(4,731)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)	(2,717)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)	(2,015)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)	(611)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)	(110)
Other income	(347)	(438)	(491)	(642)	(454)	(605)	(606)
Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)	(787)
Ordinary profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059	1,991
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	1,991
Minority interests	277	318	296	291	350	350	311
Ordinary attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709	1,680
Ordinary EPS (euros) (1)	0.113	0.122	0.131	0.112	0.121	0.115	0.113
Ordinary diluted EPS (euros) (1)	0.113	0.122	0.131	0.112	0.120	0.115	0.113

NOTE:	In the second quarter of 2015 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil.

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares.

      11

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

First nine months results

Revenues

•	Gross income increased 9% year-on-year in current euros and 7% in constant euros, as follows:

–	Net interest income rose 9%, mainly due to growth in lending and lower cost of funds.

Increases in Brazil, UK, US, Santander Consumer Finance, Mexico, Portugal and Chile, falls in Poland because of lower interest rates, and slightly in Spain against a backdrop of low interest rates and tough competition in lending.

–	Fee income grew 5%, but with an uneven performance by units because of countries’ different economic and activity cycles and, in some cases, the impact of regulatory changes that limited revenues, chiefly in insurance and cards.

–	26% fall in gains on financial transactions, conditioned by the high ones in 2014 derived from the management of interest rate hedging portfolios and the global corporate segment.

–	Positive impact on other operating income of revenues from leasing operations, mainly in the US, higher results from companies recorded by the equity method of accounting and collection of dividends.

Also, as a result of the change in accounting rules, the ordinary contribution to the Deposit Guarantee Fund in Spain is recorded when accruing interest, which is at the end of the year, and so there was no charge for this item in the first nine months, as it will be fully charged in the fourth quarter.

Operating expenses

•	Operating expenses rose 9% (+7% in constant euros year-on-year). This was due to several factors: the evolution of inflation in Latin America, the innovation programmes, the plans to improve efficiency, the impact of the measures taken by the Bank as a result of the new regulatory requirements, particularly in the US, and the change of perimeter.

•	Costs increased by only 1%, once adjusted for the perimeter (+2.3%) and for the period’s average inflation (3.4%). This evolution reflects the positive impact of the three-year efficiency and productivity plan launched at the end of 2013, which is enabling us to make the greater investments commented on as well as maintain real growth in costs at close to zero.

Of note was the fall in real terms in Brazil (-6.4% on a like-for-like basis), Spain (-1.7%) and Portugal (-0.5%).

•	The efficiency ratio remained stable at around 47% throughout the year (47.0% in the first nine months), in line with the same period of 2014 (46.9%).

Loan-loss provisions

•	Loan-loss provisions were 7% lower (-8% in constant euros), with significant falls in Spain, the UK and Portugal. This was due to the improvement in the quality of portfolios, thanks to active risk management and a better macroeconomic environment.

•	Lower provisions, combined with higher lending, further improved the Group’s cost of credit from 1.52% in September 2014 to 1.26% a year later. Excluding SCUSA, which because of its type of business, has a high level of provisions and recoveries, the cost of credit was 0.95% (1.25% in September 2014).

Most units recorded lower provisions, particularly Spain, Portugal, Brazil, Mexico and the UK.

12

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
CONSOLIDATED FINANCIAL REPORT

Net operating income net of provisions

•	Net operating income net of provisions increased 24% (+20% in constant euros), driven by double-digit growth in most of the units.

Other income and provisions

•	Other income and provisions was €1,913 million negative (€1,500 million negative in the first nine months of 2014), due to more provisions to bolster the balance sheet.

Ordinary profit

•	Ordinary profit before tax, which best shows the business evolution, rose 23% and 18% in constant euros.

•	The tax charge rose, to a larger extent due to greater tax pressure in some units such as Portugal, Santander Consumer Finance, Brazil and Mexico.

•	Minority interests increased 12% in constant euros, as the rises in the US (due to better SCUSA results) and Santander Consumer Finance (materialisation of agreements with PSA) were partly offset by the repurchase in Brazil in the fourth quarter of 2014.

•	Ordinary attributable profit was €5,106 million, 17% higher year-on-year (+12% in constant euros).

The units that posted the most significant growth in their profits were Spain (+64%), Portugal (+61%), Santander Consumer Finance (+28%, partly due to the perimeter), Brazil (+37%, partly due to the acquisition of minority interests) and the UK (+14%), the last two countries in constant euros.

•	The ordinary RoTE was 11.4%, +10 b.p. year-on-year.

•	Ordinary earnings per share were €0.349, a drop of 5% over the first nine months of 2014, affected by the increase in the number of shares during the period (capital increase in January and Santander Dividendo Elección programmes), as well as the higher financial cost due to new issues of AT1 instruments.

The cost of these issues, in accordance with accounting rules, is not recorded in the income statement, but against net equity and is included when calculating the EPS.

Group attributable profit

•	The following non-recurring results in the first nine months of 2014 and the same period of 2015 are not included in the profit:

–	In the first nine months of 2014 capital gains were recorded for the Altamira operation, the listing of Santander Consumer USA and the change in the UK pension commitments (€1,335 million overall). At the same time a fund was established for restructuring costs and a charge was made for impairment losses on intangible assets and other provisions of a similar amount. The net impact of these amounts on the profit was zero.

–	Additionally, in the first nine months of 2015 the Group recorded attributable profit of €835 million due to the net result of the reversal of tax liabilities in Brazil.

•	Incorporating this extraordinary item, the Group’s first nine months attributable profit was €5,941 million, 36% higher than in the same period of 2014 (+30% in constant euros), and EPS was €0.408 (+11%).

      13

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Balance sheet € million

Assets	30.09.15	30.09.14	Variation amount	%	31.12.14
Cash on hand and deposits at central banks	70,841	76,478	(5,637)	(7.4)	69,428
Trading portfolio	149,903	142,840	7,063	4.9	148,888
Debt securities	43,882	58,325	(14,443)	(24.8)	54,374
Customer loans	8,235	524	7,711	—	2,921
Equities	15,257	9,770	5,487	56.2	12,920
Trading derivatives	80,425	71,533	8,892	12.4	76,858
Deposits from credit institutions	2,104	2,688	(583)	(21.7)	1,815
Other financial assets at fair value	52,110	35,925	16,185	45.1	42,673
Customer loans	12,320	10,266	2,054	20.0	8,971
Other (deposits at credit institutions, debt securities and equities)	39,790	25,659	14,131	55.1	33,702
Available-for-sale financial assets	117,835	99,226	18,609	18.8	115,251
Debt securities	112,965	94,333	18,632	19.8	110,249
Equities	4,870	4,893	(23)	(0.5)	5,001
Loans	816,665	784,406	32,259	4.1	781,635
Deposits at credit institutions	50,413	65,372	(14,959)	(22.9)	51,306
Customer loans	756,465	711,198	45,267	6.4	722,819
Debt securities	9,788	7,836	1,951	24.9	7,510
Held-to-maturity investments	4,405	—	4,405	—	—
Investments	3,278	3,619	(341)	(9.4)	3,471
Intangible assets and property and equipment	27,264	21,431	5,833	27.2	26,109
Goodwill	26,777	27,364	(587)	(2.1)	27,548
Other	51,349	49,814	1,535	3.1	51,293
Total assets	1,320,427	1,241,104	79,324	6.4	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	112,461	107,225	5,236	4.9	109,792
Customer deposits	9,693	9,101	592	6.5	5,544
Marketable debt securities	—	197	(197)	(100.0)	—
Trading derivatives	80,572	71,858	8,714	12.1	79,048
Other	22,195	26,068	(3,873)	(14.9)	25,200
Other financial liabilities at fair value	58,601	62,969	(4,367)	(6.9)	62,318
Customer deposits	27,094	35,247	(8,152)	(23.1)	33,127
Marketable debt securities	3,352	4,048	(696)	(17.2)	3,830
Due to central banks and credit institutions	28,155	23,674	4,481	18.9	25,360
Financial liabilities at amortized cost	1,009,566	939,586	69,980	7.4	961,053
Due to central banks and credit institutions	141,617	106,229	35,388	33.3	122,437
Customer deposits	632,449	601,983	30,466	5.1	608,956
Marketable debt securities	193,905	191,349	2,555	1.3	193,059
Subordinated debt	19,606	17,334	2,272	13.1	17,132
Other financial liabilities	21,990	22,692	(702)	(3.1)	19,468
Insurance liabilities	644	1,671	(1,027)	(61.5)	713
Provisions	13,775	14,589	(814)	(5.6)	15,376
Other liability accounts	26,693	27,041	(348)	(1.3)	27,331
Total liabilities	1,221,740	1,153,081	68,659	6.0	1,176,581
Shareholders’ equity	103,307	87,893	15,414	17.5	91,664
Capital stock	7,158	5,994	1,164	19.4	6,292
Reserves	90,924	77,764	13,159	16.9	80,026
Attributable profit to the Group	5,941	4,361	1,580	36.2	5,816
Less: dividends	(716)	(226)	(490)	216.6	(471)
Equity adjustments by valuation	(14,987)	(10,568)	(4,420)	41.8	(10,858)
Minority interests	10,367	10,697	(330)	(3.1)	8,909
Total equity	98,687	88,023	10,665	12.1	89,714
Total liabilities and equity	1,320,427	1,241,104	79,324	6.4	1,266,296

14

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
CONSOLIDATED FINANCIAL REPORT

▶ Group Balance Sheet

First nine months highlights

g	Negative impact of exchange rates in the third quarter and year-on-year.

g	In the third quarter, growth in lending and customer funds. The Group’s net loan-to-deposit ratio remained at 116%.

g	In relation to September 2014 and in constant currency, both loans and funds grew 7%:

•	Lending rose in all countries except Portugal and Spain.

•	Customer funds increased in all countries. Of note were Latin America and the US.

g	The fully loaded CET1 was 9.85% (+2 b.p. in the quarter). The organic generation (+13 b.p.) was mainly offset by the impact of exchange rates on the valuation of the portfolio available for sale and the rise in treasury stock.

g	The total capital ratio was 12.75% and the fully loaded leverage ratio 4.7%.

Total business managed and marketed at the end of September stood at €1,479,841 million, of which €1,320,427 million was on balance sheet and the rest mutual and pension funds, and administered portfolios.

•	Negative impact of 4/5 p.p. in the third quarter of exchange rates on the evolution of the balances of customer loans and funds. Also negative in year-on-year terms (-1 p.p. on loans and -3 p.p. on funds).

•	Positive perimeter impact on loans of 2 p.p. in year-on-year terms, mainly in the consumer area due to the acquisition of GE Nordics and Carfinco and implementation of the agreement with PSA in France, the UK and Portugal.

Gross customer loans (excluding repos)

•	Loans increased 1% in constant currency in the third quarter, as follows:

–	Growth of 1% in the UK, US and Santander Consumer Finance, 2% in Poland, 4% in Chile, 5% in Brazil and 6% in Mexico, while Portugal’s balances remained stable. Spain’s lending declined 2% because of strong competition in a market whose stock is still not increasing.

–	Reduction of more than 10% in net lending of Spain Real Estate Activity.

•	Lending was 6% higher than in September 2014. Eliminating the exchange rate impact, growth for the whole Group was 7%:

–	Rises in all the core countries, except Portugal and Spain, whose balances dropped 1%, as these markets continued to deleverage in the last 12 months. Growth was more significant in Latin America and SCF, and more moderate in the UK, Poland and US, the latter slightly affected by the sale of assets.

–	Generally speaking, growth in loans to companies, benefiting from the Advance strategy.

–	As regards Real Estate Activity in Spain, net lending was down 37% year-on-year, in line with the divestment strategy pursued.

      15

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Marketed and managed customer funds

•	Total funds (deposits without repos and mutual funds) declined 4% in the third quarter (1% rise at constant exchange rates). Mutual funds increased 5% in Brazil and Chile, 4% in Mexico and 1% in the rest of countries. The only exception was Spain (-2%) due to the drop in institutional balances and the impact of markets evolution on mutual funds, as deposits from individuals rose in the quarter.

•	Funds were 4% higher than in September 2014. Excluding the forex impact, customer deposits excluding repos rose 6% and mutual funds 12%. Overall growth was 7%, as follows:

–	Increase of more than 10% in Latin American countries and the US, and 5% in the UK.

–	Spain’s rose 2% and Portugal’s and Poland’s 1%, the latter two with a policy more focused on profitability, following the sharp increase in volumes in 2014.

•	The general strategy to grow in demand deposits and mutual funds continued, with all countries doing so in both items and reducing time deposits.

•	As well as capturing customer deposits, Grupo Santander attaches strategic importance to maintaining a selective issuance policy in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

In the first nine months of 2015:

–	Medium and long-term senior debt issues of €29,889 million, €2,839 million of subordinated debt and €2,703 million of covered bonds.

–	€11,378 million of securitisations placed in the market.

–	€31,152 million of maturities of medium and long-term debt.

–	Hybrid securities were also issued, as commented on in the section on capital.

•	The net loan-to-deposit ratio at the end of September remained at 116%. The ratio of deposits plus medium and long-term funding to lending was 113%, underscoring a comfortable funding structure.

Other balance sheet items

•	Financial assets available for sale amounted to €117,835 million. Compared to September 2014, increases in Spain, UK and US.

•	Held-to-maturity investments amounted to €4,405 million. This amount was fully generated in the third quarter, following the review of portfolios included in financial assets available for sale, whose economic logic made it more appropiate to reclassify them as held-to-maturity investments.

•	Trading derivatives were around €80,000 million, both in assets and liabilities, with year-on-year rises due to changes in interest rate curves and the impact of exchange rates.

•	Goodwill was €26,777 million, lower in the third quarter (-€1,817 million) as well as in the last 12 months (-€587 million). In both cases this was due to the evolution of exchange rates, particularly the Brazilian real.

16

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
CONSOLIDATED FINANCIAL REPORT

•	Lastly, tangible and intangible assets amounted to €27,264 million, €5,833 million more than September 2014. Increases mainly in Spain and the US (the latter due to the exchange rate and to assets associated with leasing business).

Shareholders’ equity and solvency ratios

•	Total shareholders’ equity stood at €88,320 million at the end of September (+14% year-on-year).

•	Eligible equity fully-loaded increased to €74,519 million, due to January’s capital increase of €7,500 million and the year’s profit, largely eroded by the negative evolution of adjustments to equity.

•	The common equity Tier 1 (CET1) ratio fully-loaded was 9.85%, up 2 b.p. in the third quarter, as follows:

–	Organic generation of capital of 13 b.p. due to the ordinary profit generated in the quarter and the evolution of risk-weighted assets.

–	Non-recurring effects with a net negative impact of 11 b.p. mainly due to the evolution of treasury stock and to the impact of the markets’ evolution on the valuation of portfolios classified as available for sale.

•	The total capital ratio was 12.75%, as to the increase in the CET1 was added the favourable impact of the computability of T2 issues in the UK and Chile.

•	From a qualitative standpoint, the Group has solid and appropriate ratios for its business model, balance sheet structure and Grupo Santander’s risk profile.

•	The fully-loaded leverage ratio (as under regulation 2015/621) was 4.7%.

Eligible capital. September 2015

€ million

	Phase-in	Fully loaded

CET1	72,576	57,577

Basic capital	72,576	63,196

Eligible capital	82,842	74,519

Risk-weighted assets	585,816	584,322

CET1 capital ratio	12.39	9.85

T1 capital ratio	12.39	10.82

BIS ratio	14.14	12.75

      17

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
RISK MANAGEMENT

▶ Risk Management

First nine months highlights

g	Net entries of non-performing loans were 22% lower year-on-year.

g	The Group’s NPL ratio was 4.50% (-14 b.p. in the quarter and -78 b.p. in 12 months). Of note were the falls in Spain, the UK and Mexico.

g	Loan-loss provisions were €7,550 million, 7% lower year-on-year (-8% excluding the exchange rate impact).

g	The cost of credit continued to improve to 1.26%.

Credit risk management

•	Net entries of non-performing loans in the first nine months, isolating the perimeter and exchange rate effects, were €5,464 million, 22% lower than September 2014 and mainly due to Spain.

•	Bad and doubtful loans amounted to €37,856 million at the end of September, 6% lower than June 2015 and 9% year-on-year (-2% and -6%, respectively, excluding the forex effect). The Group’s NPL ratio was 4.50%, 14 b.p. lower than in the second quarter of 2015 and 78 b.p. below September 2014.

•	Loan-loss provisions stood at €26,918 million, which provided coverage of 71%. It should be remembered that the UK and Spain NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The improvement in credit quality is reflected in the reduction in loan-loss provisions (7% below September 2014), and in the consequent improvement in the cost of credit (1.26% at the end of September; 1.52% a year earlier).

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	Spain’s NPL ratio was 6.61% at the end of September (-30 b.p. in the quarter). This improvement was due to the good evolution of all the portfolios, particularly SMEs and companies, and to the sale of a €130 million portfolio of bad loans. Coverage rose to 48%.

The Real Estate unit in Spain ended September with a NPL ratio of 82% and coverage of 62%. The total coverage ratio, including the balance outstanding, was 59% and coverage of foreclosed assets 54%.

•	Santander Consumer Finance’s NPL ratio was 4.15% (-10 b.p. in the third quarter), due to a good performance in most countries. The coverage ratio was 107% (+2 b.p. over June 2015).

•	Poland’s NPL ratio was 7.14% (+7 b.p. in the quarter). Good evolution over 12 months (-28 b.p.) due to the rise in lending and containment of the NPLs of individual borrowers as well as SMEs and companies. Coverage remained at 63%.

•	Portugal’s NPL ratio was 8.86% (+6 b.p. over June 2015), due to the classification as a bad debt of a wholesale banking operation, as the rest of portfolios improved. The coverage ratio was 56% (+2 p.p.).

•	In the UK, the NPL ratio was 1.51% (-10 b.p. in the third quarter). The improvement was due to the good performance of companies and consumer credit in an environment of tough competition and very low interest rates. The coverage ratio was unchanged at 40%.

Credit risk management*

€ million

	30.09.15	30.09.14	Var. %	31.12.14

Non-performing loans	37,856	41,727	(9.3)	41,709

NPL ratio (%)	4.50	5.28		5.19

Loan-loss allowances	26,918	28,174	(4.5)	28,046

Specific	18,416	22,156	(16.9)	21,784

Collective	8,502	6,018	41.3	6,262

Coverage ratio (%)	71.1	67.5		67.2

Cost of credit (%) **	1.26	1.52		1.43

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

18

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
RISK MANAGEMENT

Non-performing loans by quarter

€ million

	2014				2015

	1Q	2Q	3Q	4Q	1Q	2Q	3Q

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709	41,919	40,273

Net entries	2,536	2,535	1,959	2,623	2,017	1,315	2,132

Increase in scope of consolidation	148	—	—	763	54	1	—

Exchange differences	96	293	463	(299)	853	(36)	(1,849)

Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)	(2,699)

Balance at period-end	42,300	42,334	41,727	41,709	41,919	40,273	37,856

•	Brazil’s NPL ratio was 5.30% (+17 b.p. in the quarter). The increase was due to companies and was in line with the sector in an environment of falling GDP. The coverage ratio was 96%.

•	Mexico’s NPL ratio was 3.54% (-27 b.p. in the third quarter). This fall was due to better management of recoveries in individual borrowers and SGCB, as well as growth in lending. The coverage ratio was 93% (+5 p.p. in the third quarter).

•	Chile’s NPL ratio was 5.60% (-13 b.p. in the quarter). The fall was due to the good performance of SMEs and companies. Coverage was 53% (+1 p.p.).

•	In the US, the NPL ratio remained stable at 2.20% in the quarter and the coverage ratio dropped 6 p.p. to 218%.

-	Santander Bank’s NPL ratio was to 1.15% (-4 b.p. over June 2015). Continued good performance of retail, due to the containment of NPL entries, and in companies due to more sales of portfolios. The coverage ratio was 6 p.p. lower at 118%.

-	Santander Consumer USA’s NPL ratio was 9 b.p. higher over the second quarter at 3.73%. Coverage remained very high at 326%.

Structural FX

•	As regards structural exchange rate risk, Santander maintains a high fully loaded core capital coverage level of around 100% in order to protect itself from currency movements.

Market risk

•	The risk of trading activity in the third quarter of Global Corporate Banking, measured in daily VaR terms at 99%, fluctuated between €10.3 million and €19.1 million. These figures were low both in relative terms compared to our competitors as well as in relation to the Group’s balance sheet and activity.

•	Of note was the upward trend in VaR in September to a high for the quarter, due to increased interest rate and exchange rate exposures and volatility, mainly in Brazil and Spain.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of September was €20.2 million.

Trading portfolios*. VaR by region

€ million

	2015		2014
Third quarter	Average	Latest	Average

Total	13.9	19.1	18.7

Europe	11.6	12.8	11.1

USA and Asia	0.8	0.9	0.7

Latin America	8.4	9.7	14.9

Global activities	1.5	0.9	2.0

(*)	Activity performance in Global Corporate Banking financial markerts

Trading portfolios*. VaR by market factor

€ million

Third quarter	Min	Avg	Max	Last

VaR total	10.3	13.9	19.1	19.1

Diversification effect	(7.6)	(10.9)	(16.5)	(15.2)

Interest rate VaR	11.9	14.1	20.0	15.6

Equity VaR	1.1	1.9	3.8	1.7

FX VaR	1.6	4.8	14.0	14.0

Credit spreads VaR	2.2	4.0	5.4	2.9

Commodities VaR	0.0	0.1	0.3	0.1

(*)	Activity performance in Global Corporate Banking financial markerts

      19

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION

Description of the businesses

Some changes were made in the third quarter of 2015 to the criteria applied and to the composition of some units, in order to make the Group more transparent, facilitate analysis of all business units and enhance the value of the activity developed by the corporation. The changes of criteria are:

•	Internal transfer rates (ITR) individualised by transaction were applied in Spain to calculate the financial margin, so that the balance sheet was matched in terms of interest rate risk. The counterpart of these results was the Corporate Centre. As of now, Spain is homogenised with the rest of the Group’s countries and units, and all the results of financial management of the balance sheet, including the aforementioned interest rate risk, will be reported in this unit.

•	The cost of AT1 issued by Brazil and Mexico to replace CET1 was assumed by the Corporate Centre as they were operations to optimise capital in these units. This cost is now recorded by each country.

•	The scope of costs charged to units from the Corporate Centre is increased, in accordance with the new structure.

In addition, the Spain Real Estate unit is created, which groups together the former unit of real estate activities in Spain in run-off and other real estate assets, such as the stake in Metrovacesa and those of the former real estate fund previously included in the Corporate Centre.

The Latin America and US areas are also changed. The units of Banco Santander International and the New York branch, which were in the Latin America area, are now included in the US.

The results of the four quarters of 2014 and those of the first two quarters of 2015 of the business units and of the Corporate Centre have been re-stated in accordance with the new criteria. This mainly affected net interest income, gains on financial transactions and operating expenses. All these changes do not affect the figures of the consolidated Group, which remain unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

•	United States. Includes the holding (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit of Banco Santander International and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking and the Spain Real Estate Unit.

•	Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SGCB. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

20

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

Net operating income		o/ 2Q’15			o/ 9M’14

€ million	3Q’15%		% w/o FX	9M’15%		% w/o FX

Continental Europe	1,564	1.6	2.4	4,843	9.5	9.3

o/w: Spain	708	6.2	6.2	2,268	(1.9)	(1.9)

Santander Consumer Finance	575	4.8	4.8	1,662	28.7	28.7

Poland	162	(11.2)	(8.8)	534	(8.2)	(8.6)

Portugal	102	(8.8)	(8.8)	328	0.9	0.9

United Kingdom	761	(2.8)	(3.5)	2,271	16.2	4.1

Latin America	2,667	(8.8)	2.3	8,392	4.3	10.4

o/w: Brazil	1,600	(12.6)	0.7	5,251	(0.8)	11.6

Mexico	467	(6.6)	0.6	1,431	11.5	8.7

Chile	364	(1.7)	7.5	1,049	10.6	3.5

USA	1,180	(7.1)	(6.6)	3,622	31.7	8.2

Operating areas	6,172	(5.3)	(0.1)	19,127	11.4	9.0

Corporate Activities	(199)	(39.4)	(39.4)	(898)	109.9	109.9

Total Group	5,974	(3.5)	2.0	18,229	8.8	6.4

Ordinary attributable profit to the Group		o/ 2Q’15			o/ 9M’14

€ million	3Q’15%		% w/o FX	9M’15%		% w/o FX

Continental Europe	625	11.6	12.7	1,825	74.9	73.9

o/w: Spain	311	33.9	33.9	883	64.2	64.2

Santander Consumer Finance	242	0.3	0.3	702	27.6	27.6

Poland	73	(10.7)	(8.2)	243	(7.0)	(7.4)

Portugal	77	55.1	55.1	181	60.5	60.5

United Kingdom	480	(12.0)	(12.8)	1,496	27.9	14.5

Latin America	783	(10.6)	(0.4)	2,500	18.3	22.0

o/w: Brazil	385	(14.8)	(1.4)	1,315	22.1	37.4

Mexico	143	(10.6)	(3.3)	456	5.0	2.4

Chile	125	(15.2)	(7.1)	378	11.5	4.4

USA	186	(14.3)	(13.7)	660	10.6	(9.1)

Operating areas	2,074	(5.7)	(1.4)	6,481	31.6	26.3

Corporate Activities	(394)	(19.5)	(19.5)	(1,375)	144.3	144.3

Total Group	1,680	(1.7)	3.8	5,106	17.1	11.8

(*) In 2Q’15 and 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Customer loans w/o repos		o/ 2Q’15			o/ 9M’14

€ million	3Q’15%		% w/o FX	9M’15%		% w/o FX

Continental Europe	290,151	(1.0)	(0.6)	290,151	3.9	4.3

o/w: Spain	158,181	(2.0)	(2.0)	158,181	(1.3)	(1.3)

Santander Consumer Finance	73,329	0.8	0.8	73,329	19.9	19.9

Poland	19,374	0.8	2.0	19,374	6.8	8.6

Portugal	24,292	(0.0)	(0.0)	24,292	(0.8)	(0.8)

United Kingdom	277,033	(2.4)	1.4	277,033	10.7	5.2

Latin America	134,723	(10.7)	5.4	134,723	(5.0)	18.4

o/w: Brazil	61,628	(18.8)	4.8	61,628	(20.2)	16.0

Mexico	28,757	(1.9)	6.2	28,757	8.6	21.3

Chile	32,800	(5.5)	3.7	32,800	9.5	13.7

USA	84,853	1.3	1.4	84,853	21.1	7.8

Operating areas	786,760	(3.0)	1.3	786,760	6.1	7.2

Total Group	790,570	(3.2)	1.1	790,570	6.0	7.1

Funds (deposits w/o repos + mutual funds)		o/ 2Q’15			o/ 9M’14

€ million	3Q’15%		% w/o FX	9M’15%		% w/o FX

Continental Europe	308,581	(1.2)	(1.0)	308,581	2.4	2.6

o/w: Spain	222,193	(2.2)	(2.2)	222,193	1.8	1.8

Santander Consumer Finance	31,790	(0.1)	(0.1)	31,790	4.0	4.0

Poland	23,812	(0.4)	0.8	23,812	(0.1)	1.5

Portugal	25,580	0.9	0.9	25,580	0.8	0.8

United Kingdom	226,596	(2.7)	1.0	226,596	11.0	5.5

Latin America	152,515	(11.3)	4.8	152,515	(8.0)	15.4

o/w: Brazil	72,596	(18.8)	4.9	72,596	(21.2)	14.5

Mexico	36,520	(4.3)	3.6	36,520	0.4	12.1

Chile	28,614	(4.1)	5.3	28,614	9.2	13.4

USA	65,905	0.7	0.8	65,905	25.1	11.4

Operating areas	753,597	(3.7)	0.9	753,597	4.1	6.6

Total Group	755,592	(3.7)	0.9	755,592	4.2	6.7

      21

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Spain

First nine months highlights

g	Attributable profit of €883 million, 64% more than in the first nine months of 2014, thanks to a significant improvement in loan-loss provisions and a good performance of costs.

g	Engaged customer strategy via the 1|2|3 account. More than 500,000 new accounts opened since its launch.

g	Strengthened governance model, aligned with the rest of the Group’s subsidiaries, and the creation of Santander Spain’s board.

g	Positive evolution in new lending to individuals and SMEs, the result of the strategies implemented.

Strategy and Activity

•	The strategy for individual customers is being developed via the 1|2|3 account, whose main focus is customer engagement.

More than 500,000 accounts were opened by the end of September, over 140,000 new payrolls were attracted and the rise in loyal customers resulted in over 250,000 new debit and credit cards. Moreover, customers meeting the 1|2|3 Mundo requirements received a first pack of bank shares in October.

•	In order to be the reference bank for SMEs, we continued to support the investment plans of our customers and all their financial and non-financial needs (training, internationalisation, digitalisation). In addition, value-added products are being structurally improved (international business, factoring, confirming, brokerage, leasing and renting), key elements for increasing their degree of loyalty.

•	Loans to SMEs and micro firms amounted to €9,421 million (+22%) in the first nine months, and the pace of growth to individuals (+34%) and large companies (+14%) was maintained, although this is still not reflected in the stock which was 1% lower than in September 2014.

•	Funds rose 2% year-on-year, spurred by current accounts (+15%) and mutual funds (+6%). Fall of 2% in the third quarter linked to institutional balances, as those of individuals increased.

•	In order to increase customer satisfaction, a programme was launched to improve operational excellence based on digitalisation, the review of commercial processes and adapting various channels to the experience desired by the customer (mobile, branches, website, ATMs, etc).

Results

The third quarter attributable profit was 34% higher than the second quarter at €311 million. This was mainly the result of a normalisation of levels of gains on financial transactions and lower provisions.

The first nine months profit increased 64% year-on-year to €883 million.

•	Gross income declined a little over 2014 in an environment of low interest rates and strong competition in lending.

•	Operating expenses fell 2%, thanks to the synergies achieved with the optimization plans implemented.

•	Loan-loss provisions were down 41% year-on-year, underscoring the continued normalization in a more favourable cycle, reflected in negative NPL entries.

•	The NPL ratio was 6.61% (-96 b.p. year-on-year). The coverage ratio increased by 2 p.p. to 48%.

•	The cost of credit improved to 0.71% from 1.21% in the first nine months of 2014.

Spain. € million

		o/ 2Q’15		o/ 9M’14

	3Q’15%		9M’15%

Gross income	1,570	3.2	4,842	(2.1)

Net operating income	708	6.2	2,268	(1.9)

Attributable profit to the Group	311	33.9	883	64.2

Loans w/o repos	158,181	(2.0)	158,181	(1.3)

Funds	222,193	(2.2)	222,193	1.8

Efficiency ratio (with amortisations) (%)	54.9	(1.3)	53.2	(0.1)

NPL ratio (%)	6.61	(0.30)	6.61	(0.96)

NPL coverage (%)	47.8	1.0	47.8	2.3

22

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Santander Consumer Finance

First nine months highlights

g	The agreement with PSA Finance and the integrations in the Nordic countries boost the area’s growth potential.

g	Year-on-year growth in lending in the core countries: Spain, Germany and Nordic countries.

g	Attributable profit of €702 million in the first nine months, 28% more than in the same period of 2014.

g	Good performance of gross income, which grew well above costs and provisions.

Strategy and Activity

•	The units of Santander Consumer Finance (SCF) in continental Europe conducted their business in an environment of a recovery in consumption and car sales (+9% year-on-year in our footprint).

•	The agreement with Banque PSA Finance consolidates our auto finance leadership. As regards direct business, the integration of GE Nordics increased the weight of this product in the business mix and strengthened profitable and diversified growth.

•	The focuses of management this year are: progress in integrating the agreements with PSA and drive new lending and cross selling on the basis of each market, backed by the brand agreements and exploiting competitive advantages.

•	SCF continued to gain market share, supported by a business model with a wide geographic diversification, critical mass in key products, better efficiency than its peers and a common system of risks and recoveries.

•	New lending increased 24% year-on-year (+9% on a like-for-like basis), fuelled by direct credit and cards (+21%) and new auto finance (+40%). Of note were Spain (+27%) and the Nordic countries (+26%), while Germany was up 4%.

•	Customer lending grew 20% year-on-year, mostly due to agreements and acquisitions.

•	Stable customer deposits (around €32,000 million), something that marks out Santander from its competitors, and greater recourse to wholesale funding (€6,721 million issued in the first nine months, via senior debt issues and securitisations).

•	Customer deposits and medium- and long-term issues-securitisations placed in the market covered 74% of net lending in the first nine months.

Results

Third quarter attributable profit of €242 million, similar to the second quarter.

First nine months profit of €702 million (+28% year-on-year), benefiting from the perimeter impact of units incorporated (GE’s business in Nordic countries and Carfinco in Canada) and the PSA agreement.

•	Gross income increased 25%, due to growth in net interest income that was stronger than the rise in costs (+20%), improving the efficiency ratio by 1.7 p.p. to 44.0%.

•	Provisions increased 10% (well below the rise in gross income), partly due to the perimeter and partly to the release of funds in some units in the first quarter of 2014.

•	The NPL ratio (4.15%) and coverage (107%) improved and are excellent for the standards of consumer business.

•	Of note by units was the good performance of the Nordic countries’ profits (+62%), Germany (+36%) and Spain (+9%). Italy’s and Portugal’s also rose, and Poland registered the only fall, due to reduced interest rates and the maximum limit set by the Lombard rate.

Santander Consumer Finance. € million

		o/ 2Q’15		o/ 9M’14

	3Q’15%		9M’15%

Gross income	1,018	2.7	2,968	24.7

Net operating income	575	4.8	1,662	28.7

Attributable profit to the Group	242	0.3	702	27.6

Loans w/o repos	73,329	0.8	73,329	19.9

Funds	31,790	(0.1)	31,790	4.0

Efficiency ratio (with amortisations) (%)	43.5	(1.1)	44.0	(1.7)

NPL ratio (%)	4.15	(0.10)	4.15	0.18

NPL coverage (%)	107.2	2.3	107.2	0.8

      23

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Poland (changes in local currency)

First nine months highlights

g	Year-on-year and quarter-on-quarter rise in lending, with positive expectations for the economy.

g	Focus on large companies, SMEs, leasing and mortgages. Santander continues to be the market leader in cards, mobile and online banking.

g	In deposits, strategy to manage spreads following the successful commercial strategy of 2014 to drive deposits growth.

g	Revenues and costs’ management in an environment of lower interest rates.

Strategy and Activity

•	The Bank continued the Next Generation Bank strategic programme to develop the Bank at all levels. Its main goal is to become the bank of choice.

•	We continued to be the market leader in cards, mobile and online banking, marketing various products and initiatives. The BZWBK 24 mobile channel app is regarded as the best in Poland and the second best in Europe, according to the 2015 Global Mobile Banking Functionality Benchmark drawn up by the consultancy Forrester Research and was awarded Best Mobile App at the 2015 Emerging Payments Awards.

•	Loans rose 9% year-on-year, backed by the Bank’s target segments: SMEs (+12%), companies (+8%), leasing (+19%) and factoring (+30%). Lending to individual customers rose 9% (mortgages +9%, cash loans +8% and credit cards +17%).

•	In funds, and following the sharp increase underpinned by the successful commercial campaigns in the second half of 2014, the strategy in 2015 was more centred on management of spreads. Deposits grew 2% year-on-year (+28% from companies) and stable deposits from individuals.

•	This evolution maintained our solid funding structure (net loan-to-deposit ratio of 91%).

Results

Third quarter attributable profit of €73 million, €7 million less in constant euros than in the second quarter, due to the seasonal collection of dividends (€22 million in the second quarter and zero in the third). On the other hand, net interest income rose after falling for several quarters.

The first nine months profit of €243 million was 7% lower than in the same period of 2014, as follows:

•	Gross income fell 4% year-on-year due to the net impact of the following:

-	Reduction in net interest income and fee income. The first was due to lower interest rates, which particularly affected consumer interest rates because of the maximum set by the Lombard rate, and the second, because of tougher regulations that mainly hit card business.

-	On the other hand, gains on financial transactions rose sharply backed by a strategy of interest rate hedging to offset the drop in net interest income.

•	Operating expenses increased 2%, partly due to the new variable remuneration plan and partly to higher regulatory costs.

•	Loan-loss provisions were 4% lower and lending higher. The NPL ratio was 29 b.p. lower than in September 2014 at 7.14%.

•	Our bank in Poland continued to produce better-quality results than its peers, according to the latest data available, underpinned by the success of the commercial strategy and increased productivity.

Poland. € million

		o/ 2Q’15			o/ 9M’14

	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	309	(8.1)	(5.7)	985	(3.7)	(4.2)

Net operating income	162	(11.2)	(8.8)	534	(8.2)	(8.6)

Attributable profit to the Group	73	(10.7)	(8.2)	243	(7.0)	(7.4)

Loans w/o repos	19,374	0.8	2.0	19,374	6.8	8.6

Funds	23,812	(0.4)	0.8	23,812	(0.1)	1.5

Efficiency ratio (with amortisations) (%)	47.5	1.8		45.8	2.6

NPL ratio (%)	7.14	0.07		7.14	(0.29)

NPL coverage (%)	63.1	(0.4)		63.1	(2.7)

24

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Portugal

First nine months highlights

g	Commercial actions to attract individual customers and companies.

g	Market share gains in lending and deposits.

g	Attributable profit was 61% higher year-on-year, mainly due to higher net interest income and lower needs for provisions.

Strategy and Activity

•	The Bank’s strategy continued to focus on managing spreads on loans, gaining more market share, particularly in companies, controlling NPLs and improving efficiency.

•	Of note in the first nine months, and among the main commercial actions, was the launch of the Mundo 1|2|3 account in order to grow in the market’s medium segment. Since its launch on March 2, the number of 1|2|3 customers has grown to around 60,000 (40,000 in June).

•	The Bank is still very focused on attracting new company clients, backed by the Santander Advance programme which has become a key tool (7,450 accounts opened for shops and SMEs since its launch at the end of 2014).

•	These strategies are reflected in a slower decline in lending (-1% year-on-year), and in a rise in credit to companies compared to a fall for the market as a whole. Of note in 2015 were market shares in new lending of 15.0% in companies and 17.2% in mortgages.

•	Funds rose slightly, within the strategy of increasing demand deposits (+18%) and mutual funds (+20%), while time deposits declined 5%. This produced a further improvement in the cost of deposits.

•	This performance enabled the increase in the market share of the stock, around half a percentage point on loans and deposits.

Results

The third quarter attributable profit was €77 million, well above the second quarter’s €49 million, favourably impacted by the gains from the sale of the stake in Banco Caixa Geral Totta Angola (€39 million before tax).

The first nine months profit was 61% higher year-on-year at €181 million. This was due to the good performance of the main lines of the income statement:

•	In gross income, net interest income increased due to the better cost of funding, partly offset by the fall in fee income and gains on financial transactions.

•	Costs edged down (-0.2%), due to the commercial network’s optimization in accordance with the business environment.

•	Loan-loss provisions were 37% lower and the cost of credit improved to 0.35%. In local criteria, the NPL and coverage ratios continued to be better than the system’s averages.

•	And the result of the sale of the stake already commented on.

Portugal. € million

		o/ 2Q’15		o/ 9M’14

	3Q’15%		9M’15%

Gross income	226	(3.4)	698	0.3

Net operating income	102	(8.8)	328	0.9

Attributable profit to the Group	77	55.1	181	60.5

Loans w/o repos	24,292	(0.0)	24,292	(0.8)

Funds	25,580	0.9	25,580	0.8

Efficiency ratio (with amortisations) (%)	54.9	2.6	52.9	(0.3)

NPL ratio (%)	8.86	0.06	8.86	0.37

NPL coverage (%)	56.2	2.0	56.2	2.3

      25

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ United Kingdom (changes in sterling)

First nine months highlights

g	Strong business flows in both retail and corporates, with growth in current account and mortgages as well in corporate lending.

g	Attributable profit up 14% year-on-year, driven by net interest income and drop in provisions.

g	Ongoing investment, to grow the business and underpin future efficiency improvement.

g	The 1/2/3 World customers continued to grow, with improved customer loyalty, activity levels and risk profile.

Strategy and Activity

•	Lending increased 5% compared to September 2014, largely due to corporate lending (+12%), mortgages (+2%) and unsecured consumer and vehicle finance lending (+45%). The PSA Finance UK limited joint venture completed in February 2015.

•	New gross mortgage lending was £19,600 million, including £3,500 million to first time buyers. Growth is expected to be in line with the market for the remainder of the year.

•	Support for UK businesses continued despite a contracting market, with lending to corporates up 12% year-on-year. This performance is underpinned by the broader product suite and extended footprint now in place.

•	Strong growth in customer deposits (+6% over September 2014) was driven by increased current accounts which have grown by £1bn per month since end 2012 (+34% over September 2014). Corporate current account volumes rose by 27%.

•	1/2/3 World customers increased to 4.6 million, up 1.3 million in the last 12 months and with 95% of 1I2I3 current account customers having their primary bank account with us. Santander UK remained first choice for current account switchers since September 2013.

•	Significant improvement in customer satisfaction over the last three years, with continued focus on further improvement.

•	Santander UK is focused on maintaining a strong balance sheet. At the end of September 2015, the CRD IV end point Common Equity Tier 1 capital ratio stood at 11.7% and leverage ratio improved to 4.1% from 3.8% in December 2014.

Results

The third quarter attributable profit of £343 million, 13% lower than the second quarter, largely as a reduction in net fee income of the Global Corporate Banking segment and an additional £43m conduct remediation provision relating to wealth and investment products.

Attributable profit in the first nine months of £1,087 million (+14% year-on-year) increased due to higher net interest income and lower loan loss provisions:

•	Net interest income rose 6% year-on-year, underpinned by margin improvements and higher volumes. Net interest income / average customer assets improved to 1.84% in the first nine months of 2015, from 1.81% in the same period of 2014.

•	Operating expenses increased as a result of investment in business growth, and the continued enhancements to our digital channels. These strategic investments underpin future efficiency improvements.

•	Loan-loss provisions fell 74%, with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a benign economic environment. In addition, in the third quarter of 2015 provisions were released related to portfolio disposals and improvements in the credit quality of the mortgage book.

United Kingdom. € million

		o/ 2Q’15			o/ 9M’14

	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	1,605	(1.3)	(2.0)	4,781	16.6	4.4

Net operating income	761	(2.8)	(3.5)	2,271	16.2	4.1

Attributable profit to the Group	480	(12.0)	(12.8)	1,496	27.9	14.5

Loans w/o repos	277,033	(2.4)	1.4	277,033	10.7	5.2

Funds	226,596	(2.7)	1.0	226,596	11.0	5.5

Efficiency ratio (with amortisations) (%)	52.6	0.7		52.5	0.1

NPL ratio (%)	1.51	(0.10)		1.51	(0.29)

NPL coverage (%)	39.6	(0.7)		39.6	(3.8)

26

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Brazil (changes in local currency)

First nine months highlights

g	Strategy to boost the number of customers, their engagement and more sustainable revenues with lower risk.

g	Positive revenues trend, with double-digit year-on-year growth in loans and funds.

g	Third quarter profit of €385 million. Ordinary profit for the first nine months was 37% higher year-on-year due to more revenues and control of costs.

g	Additionally, in the second quarter the Group recorded attributable profit of €835 million, due to the net result of the reversal of tax liabilities.

Strategy and Activity

•	The strategy continued to focus on making the bank simpler, more modern and a better experience for our customers. Of note in the third quarter were:

-	Relaunch of the Van Gogh segment for medium-high income clients, with a competitive offer of products, services, customer attention and a financial focus adjusted to this segment.

-	Strong campaign – Vale a Pena Ser Digital - to digitalise customers. As a result, new mobile banking and the simplification onboarding process with the “boas vindas” welcome pack are reflected in a digital customer increase.

-	We continued to make progress in transformation processes: commercial model (CERTO); processes of opening of accounts with delivery of cards and PIN the same day; digital channels that are simpler and more accessible; strengthening of acquiring activity; drive in payroll business, following the link up with Banco Bonsucesso, and consolidation of the financial and non-financial offer for SMEs, following the launch of Santander Negocios y Empresas.

•	Lending rose 16% year-on-year and 5% in the third quarter. In both cases, impact of the exchange rate on dollar portfolios, and perimeter impact on year-on-year comparison from the entry of Bonsucesso. Excluding this, +7% year-on-year and +1% in the quarter.

•	Strong year-on-year growth in lending to companies and big companies (+31%, partly aided by balances in dollars) and mortgages for individual borrowers (+28%). Improved trend in credit to SMEs (+7% year-on-year).

•	Funds grew 15%, with a good performance of mutual funds (+20%), time deposits (+10%) and demand deposits (+8%).

Results

The third quarter profit was €385 million, affected by the real’s depreciation (-1% in constant euros). Of note was the growth in net interest income and fee income, a lower tax charge and more loan-loss provisions due to the small rise in non-performing loans (mainly in companies), in line with the sector’s trend.

The first nine months ordinary profit (excluding the reversal of tax liabilities in the second quarter) was €1,315 million (+37% y-o-y).

•	Gross income rose 9%, thanks to a good evolution of net interest income (+8%), which increased for the fourth quarter running, and fee income (+10%). Of note were the revenues from cards (acquiring), insurance and foreign trade.

•	Operating expenses increased 5% (inflation of 9.5% in September). In real terms and on a like-for-like basis, they fell 6%, reflecting the efforts made in prior years to improve efficiency and productivity.

•	Loan-loss provisions declined 1%, as a result of selective growth of the portfolio (profitability/risk mix), which was reflected in the year-on-year improvement in credit quality indicators: the cost of credit dropped 74 b.p. to 4.4% and the NPL ratio fell 34 b.p. to 5.30%.

Brazil. € million

		o/ 2Q’15			o/ 9M’14

	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	2,656	(10.9)	2.5	8,643	(3.3)	8.8

Net operating income	1,600	(12.6)	0.7	5,251	(0.8)	11.6

Ordinary attributable profit to the Group	385	(14.8)	(1.4)	1,315	22.1	37.4

Loans w/o repos	61,628	(18.8)	4.8	61,628	(20.2)	16.0

Funds	72,596	(18.8)	4.9	72,596	(21.2)	14.5

Efficiency ratio (with amortisations) (%)	39.7	1.1		39.3	(1.5)

NPL ratio (%)	5.30	0.17		5.30	(0.34)

NPL coverage (%)	96.0	0.1		96.0	4.6

      27

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Mexico (changes in local currency)

First nine months highlights

g	The commercial strategy continued to reflect growth in business volumes and market share gains.

g	Focus on the most profitable segments (Select, SMEs, companies) and on service quality.

g	Pre-tax profit rose 7% year-on-year, mainly driven by gross income.

Strategy and Activity

•	Lending increased 21% year-on-year and deposits without repos 16%. Growth benefited from the greater installed capacity, combined with improvements in segmentation of customers and sales platforms.

•	Improved offer for SMEs, new funding support for young entrepreneurs and businesswomen.

•	In mortgages, improved processes with the new online assessment tool. In addition, new offers were launched for home developers and we participated in the purchase of INFONAVIT portfolios (Instituto del Fondo Nacional de la Vivienda para los Trabajadores)

•	In companies and institutions, we consolidated a new commercial system via our specialised customer relationship management (CRM) Neo Júpiter BEI. There are also new commercial initiatives focusing on the attraction and penetration of the automotive sector.

•	All of the above steps fuelled lending (+21%). Consumer credit was up 33% year-on-year and continued to notch up record months. Loans to SMEs increased 24%, mortgages (+14%) and companies (+22%), while credit card loans accelerated in the third quarter (+9%), reflecting the focus and commercial effort in a market that did not grow in year-on-year terms.

•	Deposits grew and their structure improved, as the demand deposits of individuals were up 22%. Mutual funds increased 5% and insurance business strengthened with the broader array of products and new digital marketing and customer attention platforms.

•	Lastly, multi-channel activity continued to be fostered (119 new ATMs in the third quarter, mobile and online banking initiatives) and development of strategic alliances with companies, which enabled us to expand our basic banking services via a network of 17,000 shops.

Results

The first nine months pre-tax profit increased 7%. After deducting taxes (tax rate of 22%, and 20% in September 2014) and minority interests, attributable profit was €456 million (+2% year-on-year).

•	Gross income rose 7% year-on-year. Net interest income was 13% higher due to further growth in lending, which offset interest rates still at very low levels. Fee income increased 3%, notably from insurance and transactions. Gains on financial transactions, on the other hand, declined 28% because of the persistently lacklustre markets.

•	Costs grew 6% year-on-year due to the greater installed capacity and new commercial projects to increase attraction and penetration.

•	Loan-loss provisions increased 11%, due to the faster rise in lending and the cost of credit improved by 39 b.p. year-on-year.

Profit was 3% lower than the second quarter, due to higher provisions (lending up 6%), with stable revenues and costs.

Mexico. € million

		o/ 2Q’15			o/ 9M’14

	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	794	(7.0)	0.4	2,467	10.2	7.4

Net operating income	467	(6.6)	0.6	1,431	11.5	8.7

Attributable profit to the Group	143	(10.6)	(3.3)	456	5.0	2.4

Loans w/o repos	28,757	(1.9)	6.2	28,757	8.6	21.3

Funds	36,520	(4.3)	3.6	36,520	0.4	12.1

Efficiency ratio (with amortisations) (%)	41.2	(0.2)		42.0	(0.7)

NPL ratio (%)	3.54	(0.27)		3.54	(0.20)

NPL coverage (%)	93.0	5.5		93.0	2.9

28

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Chile (changes in local currency)

First nine months highlights

g	The commercial transformation was reflected in greater activity in the target segments of lending and funds.

g	Increase in loyal customers. Customer attention quality maintained and migration to Select.

g	Attributable profit of €378 million in the first nine months, 4% higher and improving year-on-year trend quarter after quarter.

Strategy and Activity

•	Santander is the leading bank in Chile in terms of assets and customers and has a marked retail focus (individuals and SMEs). The Group maintains its strategy of improving long-term profitability in a scenario of lower spreads and tougher regulations.

•	The focus in the third quarter was on maintaining the quality of customer attention and business dynamism.

•	New branches continued to be opened and exclusive Select spaces, with specialised executives. Further progress was made in the new model of traditional network branches.

•	In SMEs, the new Advance strategy was launched in order to manage customers integrally, improve the quality of service and respond to their particular needs. This strategy is supported by Neo Advance developments and the customer relationship model for SMEs.

•	These actions boosted customers and business. Total customers grew 3% year-on-year, notably growth in loyal customers, those of the greatest contribution (+9%), particularly SMEs (+14%) and high-income (+11%).

•	Lending increased 14% year-on-year, with a greater advance in target segments: companies and SMEs (+13%) and high-income clients (+18%). Mortgages rose 18% year-on-year. Funds were up 13%, particularly demand deposits (+16%).

Results

Attributable profit was €125 million in the third quarter. Positive performance of gross income, notably that of net interest income, fee income and gains on financial transactions (due to volatility of exchange rates). On the other hand, higher provisions due to specific events with companies.

Profit for the first nine months was €378 million, 4% higher than in the same period of 2014, following a year-on-year improvement quarter after quarter.

By lines:

•	Gross income increased 6%, with the higher volume of lending, a lower cost of funding, more fee income, gains on financial transactions and a good dynamic with customers activity offsetting the impact of the lower rate of change of the UF (+2.9% as against +3.7% in the same period of 2014).

•	Costs increased 9% due to the rises steming from the indexation of rentals and salaries to year-on-year inflation, as well as the impact of the peso’s depreciation on IT service contracts indexed to the dollar and the euro.

•	The cost of credit fell: loan loss provisions rose 5%, below the growth in lending.

Chile. € million

		o/ 2Q’15			o/ 9M’14

	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	606	(4.3)	4.9	1,792	13.0	5.8

Net operating income	364	(1.7)	7.5	1,049	10.6	3.5

Attributable profit to the Group	125	(15.2)	(7.1)	378	11.5	4.4

Loans w/o repos	32,800	(5.5)	3.7	32,800	9.5	13.7

Funds	28,614	(4.1)	5.3	28,614	9.2	13.4

Efficiency ratio (with amortisations) (%)	40.0	(1.6)		41.5	1.3

NPL ratio (%)	5.60	(0.13)		5.60	(0.38)

NPL coverage (%)	52.8	1.2		52.8	0.5

      29

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Other Latin American units. Argentina (changes in local currency)

First nine months highlights

g	Credit and deposit growth and trends in line with the markets.

g	Attributable profit increased 17% year-on-year and 12% in the third quarter. Both due to higher revenues.

g	Commercial revenues grew because of greater activity and transactions (collections, means of payment, etc).

g	Operating expenses increased because of the opening of more branches and transformation projects.

Strategy and Activity

•	The Bank’s commercial strategy continued to focus on greater penetration and engagement with high income and SME segments.

•	The Select products were strengthened for high-income clients and new spaces and specialised corners continued to be opened. This boosted cross-selling, transaction engagement and the profitability of these clients.

•	Santander Río Advance was launched in April in order to bolster the SME segment. The financial proposal commits us to respond to loan requests within five days and the non-financial one offers business training and international projection for their businesses, among other things.

•	The expansion and transformation plan continued, with the opening of 37 new branches in the first nine months and 141 branches have been totally transformed. Some 200,000 customers now use the Santander Río Mobile app.

•	Credit rose 50% year-on-year, particularly to companies and consumer loans. Deposits increased 42%.

Results

Attributable profit was 12% higher than in the second quarter, due to commercial revenues (+8%).

The first nine months profit was €274 million, 17% higher than in the same period of 2014.

•	The success of the commercial strategy was reflected in a 25% rise in revenues (+37% net interest income).

•	Costs increased 42% due to branch openings, transformation and IT projects and the revision of the wage agreement. Net operating income was up 9%.

•	Loan-loss provisions declined 5%. Credit quality was high: cost of credit of 1.99%, a NPL ratio of 1.54% and coverage of 168%. All of them were notably better in the last 12 months.

▶ Other Latin American units. Peru (changes in local currency)

First nine months highlights

g	Lending and deposits remained strong.

g	Attributable profit increased 42% year-on-year due to higher revenues.

Strategy and Activity

•	The strategy continued to focus on more lending to the corporate segment, global clients and the country’s large companies.

•	Particular importance attached to close relations with customers and quality of service, exploiting synergies with the Group’s other units.

•	Lending rose 16% year-on-year and deposits at the same pace, complemented by stable growth in medium-term financing.

Results

•	The third quarter attributable profit was €8 million, similar to the second quarter.

•	The first nine months profit was €23 million, spurred by net operating income (+60% year-on-year). This, in turn, increased because of the improvement in efficiency (gross income:+47%; costs:+26%).

•	Loan-loss provisions increased 23% from a very small base. The NPL ratio was just 0.22% and coverage is very high.

30

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

▶ Other Latin American units. Uruguay (changes in local currency)

First nine months highlights

g	Crédito de la Casa, the country’s fourth largest consumer credit institution, was bought in July, consolidating Santander with a 28% market share of finance companies and 25% of consumer credit among private sector banks.

g	Double-digit growth in loans and deposits.

g	Attributable profit increased 41% year-on-year and 43% in the third quarter (+35% and +27%, respectively, on a like-for-like basis).

Strategy and Activity

•	The Group is the country’s leading private sector bank, with a strategy focused on growing in retail banking and improving efficiency and the quality of service.

•	Of note was the launch of initiatives to reduce waiting times in branches, a new app with an innovative information service on the nearest branch and occupancy levels, and the EMV Chip to improve the security of cards.

•	Loans grew 20% year-on-year (+17% excluding perimeter): consumer credit (+16%) and SMEs (+32%). Deposits rose 21%. Santander acted as the placement agent for an issue of sovereign bonds in New York.

Results

Attributable profit in the third half was €22 million, including around €2 million from the entry of loans from Casa. The third quarter profit was 43% higher than the second quarter’s (+27% on a like-for-like basis), due to higher growth in revenues than in costs and stable provisions.

•	The attributable profit for the first nine months was €54 million, spurred by a 49% rise in net operating income.

•	Costs were also controlled (+6%), thanks to the efficiency plan developed in 2014.

•	These changes produced an improvement of 8 p.p. in the efficiency ratio to 56% at the end of September.

•	Loan-loss provisions increased, though from a low base, and credit quality remained excellent (NPL ratio of 1.05% and coverage of 244%).

▶ Other Latin American units. Colombia

•	Banco Santander de Negocios Colombia began to operate in January 2014. The new bank has a banking licence and share capital of $100 million. It specializes in the corporate and business market, with a particular focus on global clients, customers of the Group’s International Desk programme and those local clients in the process of internationalizing.

•	Its main products are for investment banking and capital markets, transaction banking, treasury and risk coverage, foreign trade financing and working capital financing products in local currency, such as confirming.

•	The bank reached a point of equilibrium in the second quarter of 2015 between revenues and costs.

      31

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ United States (changes in dollars)

First nine months highlights

g	Continued investment to improve commercial activity and comply with regulatory requirements.

g	Santander Bank grew selectively in deposits and loans.

g	Santander Consumer USA kept up its strong growth in new lending and servicing activity.

g	Attributable profit was 9% lower year-on-year (+11% in euros).

Strategy and Activity

•	Santander in the United States includes the holding SHUSA, commercial banking via Santander Bank and Banco Santander Puerto Rico, as well as the specialised consumer finance activity of Santander Consumer USA (SCUSA), the specialised asset management of non-resident clients via Banco Santander International (BSI), Santander Investment Securities (SIS), which acts as a broker, and the New York branch.

•	Santander US continued to strengthen its management teams, risk management models, data bases and basic control functions. This is part of a multi-year project to improve the Bank and comply with the regulator’s expectations.

•	On July 3, Grupo Santander announced it had reached an agreement to buy DDFS LLC’s 9.68% stake in SCUSA. After this operation, subject to the corresponding regulatory approvals, the Group’s stake will rise to around 68.7%.

•	Santander Bank’s lending increased 8% year-on-year, excluding the impact of portfolio sales and securitisations.

The strategy in funds is to increase core deposits and reduce balances of the more expensive time deposits. Funds increased 1.5% in the quarter and 8% year-on-year, underpinned by the rise in current accounts, which is reflected on the continuous increase of core deposits in the last four quarters.

•	SCUSA continued its strategy to diversify its business mix between assets retained on the balance sheet, assets sold and more servicing of portfolios.

•	Puerto Rico maintained its strategy of deleveraging in order to reduce the balance of loans and BSI grew organically.

Results

The first nine months attributable profit was €735 million, 9% less than the same period of 2014, due to higher costs, provisions and minority interests, which more than offset revenue growth.

•	Gross income rose 10%, mainly due to SCUSA, as a result of the larger volume of portfolios, which spurred net interest income, as well as fee income from servicing. Santander Bank’s net interest income is under pressure from lower than expected interest rates, offset by gains on financial transactions.

•	Costs increased 12%, due to the efforts made in regulatory compliance and IT investments.

•	Loan-loss provisions rose 6%, due to both SCUSA, because of the higher level of retention of loans, as well as Santander Bank, which shows a trend of normalization after recording very low levels in 2014 (recoveries in the first quarter).

United States. € million

		o/ 2Q’15			o/ 9M’14
	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	1,952	(2.4)	(1.8)	5,820	33.2	9.5

Net operating income	1,180	(7.1)	(6.6)	3,622	31.7	8.2

Attributable profit to the Group	186	(14.3)	(13.7)	660	10.6	(9.1)

Loans w/o repos	84,853	1.3	1.4	84,853	21.1	7.8

Funds	65,905	0.7	0.8	65,905	25.1	11.4

Efficiency ratio (with amortisations) (%)	39.6	3.1		37.8	0.7

NPL ratio (%)	2.20	—		2.20	(0.37)

NPL coverage (%)	218.3	(5.9)		218.3	34.6

32

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
BUSINESS INFORMATION BY GEOGRAPHY

▶ Corporate Centre

First nine months highlights

g	Higher losses year-on-year due to lower results from centralized management of the various risk (mainly interest rate and exchange rate risks) due to reduced revenues from the portfolio of assets, mainly related to interest rate hedging, as well as higher provisions to bolster the balance sheet.

g	Lower loss in the third quarter than in the second, mainly due to higher gains on financial transactions related to exchange rate hedging.

Strategy/functions and activity

•	Functions developed by the Financial Management area:

-	Structural management of liquidity risk to finance the Group’s recurring activity, the financial stakes and management of the net liquidity related to the needs of some of the business units.

-	This activity is carried out using diversified funding instruments (issuances and other), maintaining an adequate profile (volumes, maturities and costs). The price at which these operations with other Group’s units are conducted is the market rate (euribor or swap) plus the premium which, in concept of liquidity, the Group supports by immobilizing funds during the term of the operation.

-	Also, active management of interest rate risk to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low capital consumption.

-	Strategic management of the exposure to exchange rates on equity and on the counter value of the units’ results in euros for the next 12 months. Net investments in equity covered by EUR 15,065 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with various instruments (spot, fx or forwards).

•	Total management of capital and reserves: assigning capital to each of the units.

•	Lastly, and marginally, the Corporate Centre reflects the stakes of a financial nature that the Group has under its policy of optimizing investments.

Results

In year-on-year terms:

•	Lower revenues due to reduced results from centralized management of the various risk (mainly interest rate and exchange rate risks), which were very partly offset by the lower financial cost of issues due to the decline in interest rates, as well as lower volumes.

•	Costs remained flat. The expenses related to ongoing corporate operations are registered here, until launched, and costs emanating from regulatory requirements.

•	Other income, including provisions and various contingencies, recorded losses of €378 million, up from €128 million in the first nine months of 2014. This was due to provisions to reinforce the balance sheet.

The lower losses in the third quarter than in the second were mainly due to higher gains on financial transactions, partly because of results in hedging of exchange rate risk.

Corporate Centre. € million

	3Q’15	2Q’15	% Var,	9M’15	9M’14	% Var,

Gross income	(56)	(177)	(68.2)	(463)	9	—

Net operating income	(199)	(327)	(39.4)	(898)	(428)	109.9

Attributable profit to the Group	(394)	(489)	(19.5)	(1,375)	(563)	144.3

      33

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
INFORMATION BY GLOBAL BUSINESS

▶ Retail Banking

First nine months highlights

g	We continued to transform our retail banking model into one that is increasingly more simple, personal and fair.

g	Customer-focused, developing specialized models, ranges of simple products and global proposals.

g	Drive in multi-channels, particularly digital ones.

g	At the close of September, the Group had 13.4 loyal customers and 15.7 million digital customers.

g	Ordinary profit of €5,456 million, 33% more than in the first nine months of 2014 (+27% excluding the forex effect).

Strategy and activity

The bank continued to transform its retail banking, making progress in the main lines: enhanced knowledge of our customers, specialised management of each segment and differentiated value proposals, installing a multi-channel distribution model with the thrust of digital channels, and projects to improve customer satisfaction.

The Group ended September with 13.4 million loyal customers and 15.7 million digital ones, in both cases higher than at the end of June.

In order to increase business productivity and customer satisfaction, the commercial NEO CRM tool continued to be rolled out so as to have a 360º view of customer performance and relations with the Bank. It is already installed in Chile (the origin of this best practice), Brazil, US and Spain, and is being developed in the rest of units.

In order to improve long-term engagement and relations with customers, differentiated value proposals were launched in several countries:

•	The 1|2|3 account was launched in Spain in May and well received. At the end of September over 500,000 of these accounts were opened, 140,000 of which by customers who moved their payroll cheques from other banks.

•	In the Select segment, the Select Premium Portfolios were launched in Germany, which includes three strategic portfolios based on clients’ risk profiles, and the Select Expat in Mexico for executives working in companies abroad.

•	In protection insurance, the welcome calls to new customers implemented in Spain, Mexico and Brazil are achieving substantial improvements in customer satisfaction.

•	Relations with private banking clients were strengthened by the Santander Private Banking Business School programme, designed to support the training of the children and relations of clients in managing their finances.

We continued to strengthen support for SMEs and companies:

•	Santander Advance is now installed in eight countries and continues to increase its value offer.

•	The Santander Trade portal is now available in 12 countries and is used by more than 30,000 exporters and importers.

The digital transformation, a recognised strategic priority, is manifested in improvements in commercial websites, as well as the launch of new apps and developments for mobile phones, such as, Cash KiTTi and Spendlytics in the UK.

Underlining the progress in this field was the recognition of the new mobile app launched in Poland as the country’s best and the second best in Europe, according to the 2015 Global Mobile Banking Functionality Benchmark report by the consultancy Forrester Research. Santander Río was also chosen as Argentina’s best digital bank.

Results (in constant euros)

The ordinary profit for the first nine months was €5,456 million, 2% higher in the quarter and 27% year-on-year

•	This was due to the good evolution of gross income (+8% y-o-y, thanks to net interest income). Costs rose 7% (+1% on a like-for-like basis and in real terms), while provisions dropped 8% from the first nine months of 2014.

Retail Banking. € million

		o/ 2Q’15			o/ 9M’14
	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	10,094	(2.9)	1.9	30,726	10.8	8.2

Net operating income	5,473	(3.9)	1.1	16,746	12.6	9.6

Ordinary attributable profit to the Group	1,794	(1.8)	2.1	5,456	33.4	26.6

Loans w/o repos	690,824	(2.9)	1.3	690,824	6.1	6.4

Funds	693,595	(3.6)	0.9	693,595	4.7	6.8

34

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
INFORMATION BY GLOBAL BUSINESS

▶ Santander Global Corporate Banking (SGCB)

First nine months highlights

g	Attributable profit of €1,304 million, 2% lower year-on-year, due to higher costs from the investment in franchise development.

g	Gross income increased driven by net interest income and fee income. Provisions remained virtually unchanged.

g	Reference positions in corporate loans, project finance and issues, among others, in Europe and Latin America.

Strategy and Activity

SGCB maintained the lines of action begun in 2014: develop the sale of products to all the Bank’s clients, foster transaction business, deepen the creation of the customer franchise in the UK, the US and Poland and step up our coverage in Asia and the Andean region, in line with the Group’s expansion in these areas.

Of note in the third quarter were:

•	Trade Finance, strong progress in export finance to support clients in new markets and successful development of project finance business covered by export credit agencies. The Group is the global reference (second in the global league tables), holding leading positions in all the relevant industries in our core markets.

•	Cash Management, made a solid contribution in all countries, particularly in Mexico, Brazil and the UK. Mandates were won in the third quarter, strengthening our Latin American and European regional leadership.

•	In syndicated corporate loans, we continued to be the reference in Europe and Latin America, participating in the main acquisitions in the markets where we operate: IAG (Aer Lingus), Barceló (Occidental), Vidrala (Encirc), Royal Dutch Shell (BG Group), Abertis, CCR, Companhia de Locação das Américas, Fibra Uno, Pemex and Kulcyk Investments (CIECH).

•	Of note in Corporate Finance, was the greater activity in Europe for equity capital markets, particularly our participation in the listing of CELLNEX in Spain, as well as the capital increases of Monte de Paschi di Siena and Carige in Italy.

•	In the debt capital markets, Santander heads the Latin American ranking with a full range of products covering local as well as cross-border needs. Success in Europe in liability management and hybrid capital transactions.

•	In Project Finance, Santander is one of the leaders in the American league tables. It is the reference bank in the US for renewable energy projects, among which is the $250 million Mustang solar project, fully structured and underwritten by Santander. Participation in Europe included underwriting the £1 billion Thames Tideway financing, structured under the novel modality of a revolving credit facility with a British government guarantee.

•	A&CS, good quarter with asset finance operations for ships and aircrafts in Spain, Asia and the Middle East.

•	As regards Markets activity, positive evolution of revenues from sales business, particularly in the corporate segment. Strong growth in Latin America and the UK. Lower year-on-year contribution from the management of books.

Results (in constant euros)

Results were backed by the strength and diversification of customer revenues (87% of the total). SGCB generated 11% of gross income and 19% of the Group’s attributable profit from the operating areas.

•	Gross income increased 3% year-on-year. Of note was the 6% rise in that from global transaction banking in an environment of contained spreads and low interest rates, and the 10% increase from financing solutions and advisory. This reflected the strength of the various businesses. The good performance in Latin America of global markets offset the lower contribution from European units.

•	Costs were higher because of investments in high growth potential markets, particularly in the US, UK, Poland and Asia, and loan-loss provisions increased 1.6%.

Santander Global Corporate Banking. € million

		o/ 2Q’15			o/ 9M’14

	3Q’15%		% w/o FX	9M’15%		% w/o FX

Gross income	1,253	(7.5)	(2.5)	4,005	3.9	3.3

Net operating income	732	(12.0)	(5.8)	2,452	(1.4)	(0.6)

Ordinary attributable profit to the Group	396	(12.1)	(7.1)	1,304	(2.3)	(1.6)

Loans w/o repos	89,036	(3.8)	2.4	89,036	10.0	17.6

Funds	59,810	(5.0)	0.6	59,810	(1.8)	4.2

      35

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
CORPORATE GOVERNANCE

Corporate governance

Changes to the board’s regulations

•	The board, at its meeting on July 29, agreed to modify its regulations in order to bring them into line with the reform of by-laws approved at the ordinary general meeting of shareholders on March 27 so as to adapt the statutes to the new developments in the sphere of corporate governance introduced by Law 31/2014 of December 3, 2014, which changes the Corporation Law in order to enhance corporate governance.

The change in the regulations also aims to review and adapt the Bank’s corporate governance rules to the recommendations that are applicable to it as a listed company and as a credit institution, for which the new code of good governance of listed companies published by the National Securities Market Commission in February 2015 was taken into account, as well as the internal governance guide of the European Banking Authority and the new Basel guide on banks’ corporate governance published on July 8.

Lastly, come changes were introduced to the board’s committees, as well as certain technical improvements and to the Bank’s internal governance rules.

•	The board, at its meeting on September 29, agreed to modify the regulation so that the maximum number of members of the innovation and technology committee is eight.

Changes to the composition of the board and its committees

•	Ms. Sheila C. Bair resigned as a director of the Bank effective October 1, following her recent appointment as the rector of Washington College.

•	Following the verification on September 21 by the European Central Bank of the suitability of Mr. Ignacio Benjumea Cabeza de Vaca as a non-executive director of the Bank, his appointment to the board was made effective and his incorporation to the executive, risk, appointments and remuneration committees. He also joined the technology and innovation committee on September 29 and the risk supervision, regulation and compliance committee on October 1 in place of Ms. Sheila C. Bair.

Appointments at the subsidiaries in Mexico, Brazil and the United States (1)

•	Mr. Marcos Martínez Gavica was appointed chairman of the board of Grupo Financiero México, S.A.B. de C.V. and of Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, as of January 1, 2016, and Mr. Héctor Grisi Checa was named executive chairman and director general of these entities, as of December 1, 2015.

•	Mr. Sérgio Rial, non-executive chairman of the board of Santander Brazil, S.A., was appointed executive chairman and the Group’s country head in Brazil as of January 1, 2016.

•	Mr. Scott Powell, CEO of Santander Holding USA, Inc. and the Group’s country head in the United States, was appointed CEO of Santander Bank, N.A., and Mr. Jason Kulas was appointed CEO of Santander Consumer USA.

(1)	These appointments are subject to the corresponding regulatory authorisations.

36

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
CORPORATE SOCIAL RESPONSIBILITY

Corporate social responsibility

Grupo Santander continued to develop initiatives under its commitment to corporate social responsibility. The main ones during the third quarter were:

Presence in sustainable indices and investors

•	Banco Santander continued to be part of the Dow Jones Sustainability Index, the main international one that measures companies’ sustainable performance. The index assesses economic, environmental and social aspects.

•	With a score of 84 out of 100, Banco Santander is recognised by Dow Jones as one of the best valued banks in the world and the first in Spain for its sustainable performance, its contribution to people’s and companies’ progress and its protection of the environment, according to the rating agency RobecoSAM.

Social investment

Santander Universities

•	Sixty-three universities from all over the world who showed their commitment to alleviating poverty attended the international congress of rectors “Universities for Poverty Alleviation”, organised by Banco Santander and the NGO Helsinki Spain-Human Dimension.

Ana Botín, the executive chairman, closed the meeting and reaffirmed Banco Santander’s commitment to society and to universities. She expressed a firm conviction that innovation, science and research are vital tools in the fight against poverty, one of the most important problems facing humanity.

•	For the fourth year running Grupo Santander City hosted various training activities that the Complutense University in Madrid organised as part of the XXVIII edition of its summer courses. Banco Santander is the main sponsor. Of note were four courses related to global sustainable development, new ways of working in companies in the 21st century, the employability of university students, entrepreneurship and innovation.

•	In Portugal, the Santander Scholarship programme of work experience in SMEs will deliver 1,500 scholarships over the next three years so that students can complement their studies with practical work. Santander Totta offers help to university students through placements in Portuguese SMEs and facilitates companies having such students.

Investment in the community

•	In Brazil, the Bank’s microcredit programme notched up a record BRL 3 billion since 2002. This programme provides financial support to more than 500 local governments by helping communities and customers structure their business and enabling them to grow.

•	In Chile, the Bank launched Sanodelucas Play, an interactive financial education game that helps make people aware of the importance and benefits of keeping their personal finances in order. The Sanodelucas programme strengthens the financial education of individuals and SMEs, whether they are clients of the Bank or not.

•	Bank Zachodni WBK held its Semana sin Barreras programme to make employees aware of the opportunities of providing a simple service and one without obstacles for customers with disabilities, through the multi channel service. The programme facilitates access to online channels, including voice systems in ATMs. A total of 193 branches have an accessibility certificate for the disabled.

As regards corporate social responsibility, the Group reaffirmed its commitment at its Investor Day in September to contribute to the economic and social progress of the communities in which it operates. Two goals were set for 2016-2018: the granting of 130,000 scholarships and helping 4.5 million people through support programmes.

      37

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
THE SANTANDER SHARE

The Santander share

Shareholder remuneration

•	Shareholders received in August the first dividend in cash charged to 2015’s earnings of €0.05 per share.

•	At the same time, it was agreed to apply the Santander Dividendo Elección programme (scrip dividend) at the dates when the second dividend is traditionally paid. Each shareholder received a free allotment right of new shares for every Santander share held. Shareholders can sell these rights to the Bank at a set price (€0.05 per right), to the stock market between October 20 and November 3 at the market price, or receive new shares in the proportion of one new share for every 103 rights (in the last two cases with no withholding tax*).

•	In order to tend to the latter case, a capital increase with bonus shares for a maximum of €69,498,217.50 and 138,996,435 shares will be made. The number of new shares to be issued and, thus, the amount of the capital increase will depend on the number of shareholders that opt to see their free allotment rights to the Bank at a set price.

Performance of the Santander share

•	The third quarter was a volatile one for stock markets, because of the slowdown in the Chinese economy, which made China’s central bank devalue the yuan, and the impact it could have on global economic growth, particularly in emerging countries, as well as the continued uncertainty over the Federal Reserve’s interest rate policy.

•	The Santander share price ended September at €4.744, a drop of 32% in the first nine months, heavily influenced in the third quarter by the Brazilian economic situation and the real’s deprecation. The Ibex-35, Spain’s benchmark index, fell 7%, the DJ Stoxx Banks 2% and the DJ Stoxx 50 1%. As we went to press, the Santander share price was €5.204, up 10% in October.

Capitalisation and trading

•	At the end of September, Santander was the largest bank in the euro zone by market capitalization (€67,918 million) and the 15th in the world. The share’s weighting in the DJ Stoxx 50 was 2.0%, 6.9% in the DJ Stoxx Banks and 14.5% in the Ibex-35.

•	A total of 20,033 million Santander shares were traded in the first nine months with an effective value of €125,206 million, the highest among the EuroStoxx stocks, and a liquidity ratio of 142%. The number of shares traded daily was 104.9 million (€655.5 million).

Shareholder base

•	The total number of shareholders at the end of September was 3,209,138, of which 2,971,310 were held by Europeans (82.34% of the capital stock) and 211,456 by those from the Americas (17.10%).

•	Excluding the Bank’s board, which holds 1.25% of the capital, retail shareholders have 42.59% and institutional ones 56.16%.

(*)	The options, periods and procedures indicated could present particular circumstances for shareholders with Santander shares in the foreign stock markets where the Bank is listed. Also, the tax system of the various options could depend on shareholders’ personal circumstances

The Santander share. September 2015

Shareholders and trading data
Shareholders (number)	3,209,138
Shares (number)	14,316,632,805
Average daily turnover (no. of shares)	104,886,810
Share liquidity (%) (Number of shares traded during the year / number of shares)	142

Price movements during the year
Highest	7.169
Lowest	4.551
Last (30.09.15)	4.744
Market capitalisation (millions) (30.09.15)	67,918

Stock market indicators
Price / Book value (X)	0.77
P/E ratio (X)	10.19
Yield* (%)	6.33

(*).- Last three remuneration paid + one announced / 9M’15

average share price

38

FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
FINANCIAL INFORMATION

      39

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Income statement. Consolidated

€ million

			Variation				Variation

	3Q’15	2Q’15%		% w/o FX	9M’15	9M’14%		% w/o FX

Net interest income	7,983	8,281	(3.6)	1.4	24,302	21,834	11.3	8.5

Net fees	2,474	2,586	(4.3)	0.5	7,584	7,172	5.8	4.9

Gains (losses) on financial transactions	634	372	70.4	76.3	1,702	2,229	(23.7)	(25.7)

Other operating income	225	379	(40.7)	(39.7)	790	337	134.4	124.1

Dividends	75	239	(68.7)	(68.1)	347	323	7.6	7.7

Income from equity-accounted method	93	101	(7.3)	1.4	293	180	63.4	71.7

Other operating income/expenses	57	39	44.7	27.6	149	(166)	—	—

Gross income	11,316	11,618	(2.6)	2.3	34,378	31,572	8.9	6.5

Operating expenses	(5,342)	(5,429)	(1.6)	2.6	(16,149)	(14,822)	8.9	6.7

General administrative expenses	(4,731)	(4,826)	(1.9)	2.3	(14,342)	(13,125)	9.3	6.9

Personnel	(2,717)	(2,836)	(4.2)	(0.3)	(8,308)	(7,543)	10.2	7.6

Other general administrative expenses	(2,015)	(1,989)	1.3	6.0	(6,034)	(5,583)	8.1	6.0

Depreciation and amortisation	(611)	(603)	1.2	4.6	(1,806)	(1,697)	6.4	4.9

Net operating income	5,974	6,189	(3.5)	2.0	18,229	16,750	8.8	6.4

Net loan-loss provisions	(2,479)	(2,508)	(1.2)	4.8	(7,550)	(8,110)	(6.9)	(8.4)

Impairment losses on other assets	(110)	(78)	41.5	43.8	(247)	(225)	10.1	9.7

Other income	(606)	(605)	0.2	5.5	(1,666)	(1,275)	30.6	34.5

Ordinary profit before taxes	2,778	2,998	(7.3)	(2.2)	8,766	7,140	22.8	18.0

Tax on profit	(787)	(939)	(16.2)	(11.8)	(2,649)	(1,882)	40.8	36.0

Ordinary profit from continuing operations	1,991	2,059	(3.3)	2.1	6,117	5,258	16.3	11.7

Net profit from discontinued operations	(0)	0	—	—	—	(7)	(100.0)	(100.0)

Ordinary consolidated profit	1,991	2,059	(3.3)	2.1	6,117	5,252	16.5	11.8

Minority interests	311	350	(11.1)	(6.1)	1,011	891	13.5	11.9

Ordinary attributable profit to the Group	1,680	1,709	(1.7)	3.8	5,106	4,361	17.1	11.8

Net capital gains and provisions (1)	—	835	(100.0)	(94.4)	835	—	—	—

Attributable profit to the Group	1,680	2,544	(34.0)	(27.6)	5,941	4,361	36.2	30.0

(1)	Including:

-	In the first nine months of 2014 capital gains were recorded by the Altamira operation, for the listing of SCUSA and by the change in the UK pension commitments (EUR 1,335 million overall). At the same time a fund was established for restructuring costs and a charge was made for impairment losses on intangible assets and other provisions of a similar amount. The net impact of these amounts on the first half profit was zero.

-	Additionally, in the second quarter the Group recorded attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil.

Information on total profit*

	3Q’15	2Q’15%		9M’15	9M’14%		2014

Attributable profit to the Group (1)	1,680	2,544	(34.0)	5,941	4,361	36.2	5,816

EPS (euro)	0.112	0.175	(35.8)	0.408	0.367	11.3	0.479

RoE (2)	7.4	8.4		8.4	7.2		7.0

RoTE (2)	11.3	12.8		12.8	11.3		11.0

RoA	0.6	0.7		0.7	0.6		0.6

RoRWA	1.3	1.5		1.5	1.3		1.3

P/E ratio (X)	8.7	10.6		8.7	15.6		14.6

(*).-	In 2Q’15 and 9M’15 including attributable profit of €835 million due to the net result of the reversal of tax liabilities in Brazil
(1).-	Variations w/o exchange rate: quarterly: -27.6%; year-on-year: +30.0%
(2).-	In 2014, pro-forma taking into account the January 2015 capital increase.

40

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Net fees. Consolidated

€ million

	3Q’15	2Q’15	Var, %	9M’15	9M’14	Var, %

Fees from services	1,524	1,546	(1.5)	4,580	4,303	6.4

Mutual & pension funds	219	199	10.0	658	667	(1.3)

Securities and custody	195	278	(29.9)	688	577	19.1

Insurance	536	563	(4.7)	1,659	1,625	2.1

Net fee income	2,474	2,586	(4.3)	7,584	7,172	5.8

Operating expenses. Consolidated
€ million

	3Q’15	2Q’15	Var, %	9M’15	9M’14	Var, %

Personnel expenses	2,717	2,836	(4.2)	8,308	7,543	10.2

General expenses	2,015	1,989	1.3	6,034	5,583	8.1

Information technology	262	274	(4.2)	823	680	21.1

Communications	130	117	11.2	380	381	(0.3)

Advertising	170	174	(2.3)	500	454	10.0

Buildings and premises	434	461	(5.9)	1,369	1,341	2.1

Printed and office material	40	43	(7.1)	120	113	6.6

Taxes (other than profit tax)	130	129	0.5	393	341	15.3

Other expenses	850	793	7.3	2,449	2,272	7.8

Personnel and general expenses	4,731	4,826	(1.9)	14,342	13,125	9.3

Depreciation and amortisation	611	603	1.2	1,806	1,697	6.4

Total operating expenses	5,342	5,429	(1.6)	16,149	14,822	8.9

Operating means. Consolidated

	Employees			Branches
	30.09.15	30.09.14	Var,	30.09.15	30.09.14	Var,

Continental Europe	56,704	56,177	527	5,424	5,616	(192)

o/w: Spain	24,231	25,135	(904)	3,487	3,611	(124)

Santander Consumer Finance	14,138	12,345	1,793	592	572	20

Poland	11,626	11,933	(307)	752	803	(51)

Portugal	5,423	5,552	(129)	575	620	(45)

United Kingdom	26,154	25,384	770	882	942	(60)

Latin America	88,893	83,378	5,515	5,812	5,689	123

o/w: Brazil	48,955	46,687	2,268	3,436	3,427	9

Mexico	17,704	15,912	1,792	1,354	1,299	55

Chile	12,334	12,135	199	476	476	—

USA	17,592	16,562	1,030	783	812	(29)

Operating areas	189,343	181,501	7,842	12,901	13,059	(158)

Corporate Activities	2,161	2,033	128

Total Group	191,504	183,534	7,970	12,901	13,059	(158)

Net loan-loss provisions. Consolidated
€ million

	3Q’15	2Q’15	Var, %	9M’15	9M’14	Var, %

Non performing loans	2,847	2,928	(2.7)	8,680	9,069	(4.3)

Country-risk	3	17	(81.1)	21	(4)	—

Recovery of written-off assets	(371)	(436)	(15.0)	(1,151)	(956)	20.4

Total	2,479	2,508	(1.2)	7,550	8,110	(6.9)

      41

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Customer loans. Consolidated

€ million

			Variation
	30.09.15	30.09.14	amount	%	31.12.14

Spanish Public sector	15,207	16,204	(996)	(6.1)	17,465

Other residents	152,196	158,190	(5,994)	(3.8)	154,905

Commercial bills	8,228	6,459	1,769	27.4	7,293

Secured loans	93,404	97,753	(4,349)	(4.4)	96,426

Other loans	50,564	53,978	(3,414)	(6.3)	51,187

Non-resident sector	635,840	575,032	60,808	10.6	589,557

Secured loans	398,110	351,910	46,200	13.1	369,266

Other loans	237,730	223,122	14,608	6.5	220,291

Gross customer loans	803,243	749,426	53,817	7.2	761,928

Loan-loss allowances	26,224	27,438	(1,214)	(4.4)	27,217

Net customer loans	777,020	721,988	55,031	7.6	734,711

Pro memoria: Doubtful loans	36,864	40,440	(3,576)	(8.8)	40,424

Public sector	190	167	23	13.9	167

Other residents	17,130	20,360	(3,229)	(15.9)	19,951

Non-resident sector	19,544	19,914	(369)	(1.9)	20,306

Managed and marketed customer funds. Consolidated

€ million

			Variation
	30.09.15	30.09.14	amount	%	31.12.14

Resident public sector	8,886	9,689	(803)	(8.3)	9,349

Other residents	164,067	162,313	1,754	1.1	163,340

Demand deposits	105,730	82,530	23,200	28.1	88,312

Time deposits	56,134	75,837	(19,703)	(26.0)	67,495

Other	2,203	3,945	(1,743)	(44.2)	7,532

Non-resident sector	496,283	474,329	21,954	4.6	474,939

Demand deposits	302,251	259,141	43,110	16.6	273,889

Time deposits	139,295	156,448	(17,153)	(11.0)	151,113

Other	54,736	58,739	(4,003)	(6.8)	49,937

Customer deposits	669,236	646,331	22,906	3.5	647,628

Debt securities	197,257	195,595	1,662	0.8	196,890

Subordinated debt	19,606	17,334	2,272	13.1	17,132

On-balance-sheet customer funds	886,099	859,259	26,840	3.1	861,649

Mutual funds	122,365	124,911	(2,545)	(2.0)	124,708

Pension funds	11,220	11,341	(120)	(1.1)	11,481

Managed portfolios	25,828	24,923	906	3.6	25,599

Other managed and marketed customer funds	159,414	161,174	(1,760)	(1.1)	161,788

Managed and marketed customer funds	1,045,513	1,020,433	25,080	2.5	1,023,437

Eligible capital (fully loaded)*

€ million

			Variation
	30.09.15	31.12.14	amount	%

Capital stock and reserves	98,328	93,748	4,580	4.9

Attributable profit	5,941	5,816	125	2.2

Dividends	(1,725)	(1,014)	(711)	70.1

Other retained earnings	(16,305)	(11,468)	(4,837)	42.2

Minority interests	5,375	4,131	1,244	30.1

Goodwill and intangible assets	(28,515)	(29,164)	649	(2.2)

Treasury stock and other deductios	(5,522)	(5,767)	245	(4.3)

Core CET1	57,577	56,282	1,295	2.3

Preferred shares and other eligibles T1	5,619	4,728	891	18.9

Tier 1	63,196	61,010	2,186	3.6

Generic funds and eligible T2 instruments	11,322	7,561	3,761	49.7

Eligible capital	74,519	68,571	5,948	8.7

Risk-weighted assets	584,322	583,366	956	0.2

CET1 capital ratio	9.85	9.65	0.20

T1 capital ratio	10.82	10.46	0.36

BIS ratio	12.75	11.75	1.00

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

42

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Continental Europe

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	1,987	(1.0)	(0.1)	6,050	9.0	9.0

Net fees	855	(2.5)	(2.1)	2,576	(2.3)	(2.7)

Gains (losses) on financial transactions	321	255.8	258.4	815	(8.7)	(8.9)

Other operating income*	90	(63.0)	(63.0)	439	150.3	149.0

Gross income	3,253	1.1	1.8	9,880	6.8	6.6

Operating expenses	(1,689)	0.6	1.2	(5,037)	4.3	4.0

General administrative expenses	(1,565)	0.5	1.1	(4,683)	4.6	4.4

Personnel	(790)	(3.8)	(3.2)	(2,410)	3.2	2.8

Other general administrative expenses	(775)	5.3	5.8	(2,273)	6.2	6.0

Depreciation and amortisation	(124)	1.9	2.4	(354)	0.0	(0.1)

Net operating income	1,564	1.6	2.4	4,843	9.5	9.3

Net loan-loss provisions	(495)	(3.3)	(2.7)	(1,643)	(28.5)	(28.4)

Other income	(137)	(26.0)	(25.9)	(462)	(22.9)	(22.9)

Profit before taxes	932	10.7	11.8	2,737	79.2	78.4

Tax on profit	(242)	11.8	12.8	(710)	96.1	95.9

Profit from continuing operations	690	10.3	11.4	2,027	74.0	73.0

Net profit from discontinued operations	(0)	—	—	—	(100.0)	(100.0)

Consolidated profit	690	10.3	11.4	2,027	75.0	74.0

Minority interests	65	(1.1)	0.4	202	75.3	74.5

Attributable profit to the Group	625	11.6	12.7	1,825	74.9	73.9

Balance sheet

Customer loans**	278,723	(0.7)	(0.3)	278,723	4.9	5.3

Trading portfolio (w/o loans)	60,318	(3.2)	(3.1)	60,318	(5.1)	(5.1)

Available-for-sale financial assets	59,142	(3.2)	(3.0)	59,142	14.0	14.1

Due from credit institutions**	87,379	34.8	35.0	87,379	35.8	35.3

Intangible assets and property and equipment	11,172	0.1	0.2	11,172	33.1	32.0

Other assets	32,859	17.6	17.8	32,859	36.0	36.2

Total assets/liabilities & shareholders’ equity	529,594	4.3	4.6	529,594	10.8	10.9

Customer deposits**	263,013	(0.4)	(0.2)	263,013	1.0	1.2

Marketable debt securities**	47,267	(1.0)	(0.4)	47,267	(6.4)	(5.5)

Subordinated debt**	175	2.3	3.1	175	(56.6)	(56.0)

Insurance liabilities	643	(0.5)	(0.5)	643	(61.5)	(61.5)

Due to credit institutions**	125,066	23.2	23.6	125,066	62.2	62.0

Other liabilities	61,140	(2.6)	(2.5)	61,140	2.9	3.0

Stockholders’ equity ***	32,290	4.2	4.6	32,290	12.2	12.2

Other managed and marketed customer funds	68,030	(4.8)	(4.7)	68,030	3.8	3.6

Mutual and pension funds	59,469	(4.7)	(4.7)	59,469	4.3	4.4

Managed portfolios	8,558	(5.0)	(5.0)	8,558	0.5	(1.5)

Managed and marketed customer funds	378,484	(1.3)	(1.0)	378,484	0.5	0.7

Ratios (%) and operating means

ROE	7.91	0.60		7.93	2.97

Efficiency ratio (with amortisations)	51.9	(0.3)		51.0	(1.2)

NPL ratio	7.89	(0.26)		7.89	(1.03)

NPL coverage	60.4	1.5		60.4	2.3

Number of employees	56,704	(0.7)		56,704	0.9

Number of branches	5,424	(0.4)		5,424	(3.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      43

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Spain

€ million

Income statement	3Q’15	% o/ 2Q’15	9M’15	% o/ 9M’14

Net interest income	837	(2.3)	2,650	(1.8)

Net fees	415	(5.8)	1,269	(5.9)

Gains (losses) on financial transactions	242	593.9	579	(27.3)

Other operating income*	77	(59.8)	343	237.6

Gross income	1,570	3.2	4,842	(2.1)

Operating expenses	(863)	0.8	(2,574)	(2.3)

General administrative expenses	(806)	0.4	(2,419)	(3.2)

Personnel	(415)	(1.4)	(1,255)	(6.0)

Other general administrative expenses	(391)	2.3	(1,165)	0.1

Depreciation and amortisation	(57)	7.8	(154)	14.7

Net operating income	708	6.2	2,268	(1.9)

Net loan-loss provisions	(205)	(22.2)	(835)	(41.4)

Other income	(58)	(18.2)	(174)	41.9

Profit before taxes	444	34.1	1,259	64.5

Tax on profit	(127)	36.9	(359)	59.4

Profit from continuing operations	317	33.0	900	66.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	317	33.0	900	66.6

Minority interests	6	(2.9)	16	599.9

Attributable profit to the Group	311	33.9	883	64.2

Balance sheet

Customer loans**	156,121	(1.4)	156,121	(0.2)

Trading portfolio (w/o loans)	57,331	(2.8)	57,331	(4.9)

Available-for-sale financial assets	44,340	(4.9)	44,340	20.9

Due from credit institutions**	65,526	44.7	65,526	43.3

Intangible assets and property and equipment	2,886	(0.6)	2,886	(18.5)

Other assets	12,808	53.4	12,808	77.6

Total assets/liabilities & shareholders’ equity	339,011	5.8	339,011	9.4

Customer deposits**	181,636	(1.4)	181,636	(0.3)

Marketable debt securities**	23,916	(10.6)	23,916	(24.5)

Subordinated debt**	2	74.9	2	120.2

Insurance liabilities	533	(3.3)	533	5.7

Due to credit institutions**	70,171	55.9	70,171	114.9

Other liabilities	50,117	(3.8)	50,117	(3.2)

Stockholders’ equity ***	12,637	6.8	12,637	15.1

Other managed and marketed customer funds	59,544	(4.3)	59,544	4.0

Mutual and pension funds	53,454	(4.6)	53,454	4.7

Managed portfolios	6,090	(1.2)	6,090	(2.4)

Managed and marketed customer funds	265,097	(3.0)	265,097	(2.3)

Ratios (%) and operating means

ROE	10.09	1.95	10.06	3.58

Efficiency ratio (with amortisations)	54.9	(1.3)	53.2	(0.1)

NPL ratio	6.61	(0.30)	6.61	(0.96)

NPL coverage	47.8	1.0	47.8	2.3

Number of employees	24,231	(0.4)	24,231	(3.6)

Number of branches	3,487	(0.1)	3,487	(3.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

44

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Santander Consumer Finance

€ million

Income statement	3Q’15	% o/2Q’15	9M’15	% o/9M’14

Net interest income	788	1.8	2,292	32.0

Net fees	223	3.2	659	2.7

Gains (losses) on financial transactions	3	—	(5)	591.1

Other operating income*	4	(55.8)	23	499.2

Gross income	1,018	2.7	2,968	24.7

Operating expenses	(443)	0.1	(1,306)	20.0

General administrative expenses	(398)	(0.0)	(1,180)	22.8

Personnel	(174)	(13.1)	(554)	27.5

Other general administrative expenses	(224)	13.2	(626)	19.0

Depreciation and amortisation	(45)	1.3	(127)	(1.5)

Net operating income	575	4.8	1,662	28.7

Net loan-loss provisions	(142)	8.2	(440)	9.7

Other income	(44)	23.5	(102)	0.4

Profit before taxes	389	1.8	1,119	41.9

Tax on profit	(108)	(2.3)	(314)	54.2

Profit from continuing operations	281	3.5	805	37.7

Net profit from discontinued operations	(0)	—	—	(100.0)

Consolidated profit	281	3.5	805	39.3

Minority interests	40	28.7	102	274.0

Attributable profit to the Group	242	0.3	702	27.6

Balance sheet

Customer loans**	70,067	0.7	70,067	19.6

Trading portfolio (w/o loans)	90	51.4	90	120.1

Available-for-sale financial assets	2,876	56.2	2,876	376.8

Due from credit institutions**	3,410	(44.4)	3,410	(38.5)

Intangible assets and property and equipment	749	(2.4)	749	(4.4)

Other assets	4,581	14.5	4,581	36.6

Total assets/liabilities & shareholders’ equity	81,774	(0.7)	81,774	18.6

Customer deposits**	31,789	(0.1)	31,789	4.0

Marketable debt securities**	20,384	13.0	20,384	37.7

Subordinated debt**	73	4.8	73	12.7

Insurance liabilities	—	—	—	—

Due to credit institutions**	16,264	(20.9)	16,264	22.9

Other liabilities	4,934	21.8	4,934	71.7

Stockholders’ equity ***	8,329	6.7	8,329	13.0

Other managed and marketed customer funds	7	0.4	7	3.0

Mutual and pension funds	7	0.4	7	3.0

Managed portfolios	—	—	—	—

Managed and marketed customer funds	52,253	4.7	52,253	15.0

Ratios (%) and operating means

ROE	12.10	(0.35)	12.12	1.84

Efficiency ratio (with amortisations)	43.5	(1.1)	44.0	(1.7)

NPL ratio	4.15	(0.10)	4.15	0.18

NPL coverage	107.2	2.3	107.2	0.8

Number of employees	14,138	(0.5)	14,138	14.5

Number of branches	592	—	592	3.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      45

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Poland

€ million

		o/2Q’15			o/9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	196	2.3	4.9	579	(9.4)	(9.8)

Net fees	103	(5.6)	(3.3)	313	(4.5)	(4.9)

Gains (losses) on financial transactions	18	(4.4)	1.3	90	187.0	185.7

Other operating income*	(9)	—	—	2	(90.6)	(90.7)

Gross income	309	(8.1)	(5.7)	985	(3.7)	(4.2)

Operating expenses	(146)	(4.4)	(2.0)	(451)	2.2	1.7

General administrative expenses	(136)	(4.4)	(1.9)	(417)	2.8	2.3

Personnel	(79)	(3.4)	(1.0)	(243)	5.0	4.5

Other general administrative expenses	(57)	(5.6)	(3.2)	(174)	(0.2)	(0.7)

Depreciation and amortisation	(11)	(5.1)	(2.6)	(34)	(4.7)	(5.1)

Net operating income	162	(11.2)	(8.8)	534	(8.2)	(8.6)

Net loan-loss provisions	(39)	(13.9)	(11.9)	(124)	(3.9)	(4.4)

Other income	3	—	—	(0)	(96.8)	(96.8)

Profit before taxes	125	(6.7)	(4.1)	410	(7.3)	(7.7)

Tax on profit	(26)	14.9	18.1	(77)	(11.5)	(11.9)

Profit from continuing operations	99	(11.2)	(8.7)	333	(6.2)	(6.7)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	99	(11.2)	(8.7)	333	(6.2)	(6.7)

Minority interests	26	(12.5)	(10.0)	90	(4.1)	(4.6)

Attributable profit to the Group	73	(10.7)	(8.2)	243	(7.0)	(7.4)

Balance sheet

Customer loans**	18,466	0.7	2.0	18,466	7.3	9.0

Trading portfolio (w/o loans)	1,032	(8.9)	(7.7)	1,032	29.8	31.9

Available-for-sale financial assets	5,500	(2.6)	(1.4)	5,500	(7.1)	(5.6)

Due from credit institutions**	1,166	(6.4)	(5.2)	1,166	22.5	24.4

Intangible assets and property and equipment	229	(2.3)	(1.1)	229	2.1	3.7

Other assets	1,773	6.9	8.2	1,773	(21.4)	(20.2)

Total assets/liabilities & shareholders’ equity	28,166	(0.3)	1.0	28,166	2.9	4.6

Customer deposits**	20,404	1.1	2.4	20,404	0.9	2.5

Marketable debt securities**	401	14.5	16.0	401	70.2	72.9

Subordinated debt**	100	(0.2)	1.1	100	(70.4)	(69.9)

Insurance liabilities	—	—	—	—	(100.0)	(100.0)

Due to credit institutions**	1,396	(15.8)	(14.8)	1,396	30.0	32.1

Other liabilities	3,476	(3.2)	(1.9)	3,476	12.1	13.9

Stockholders’ equity ***	2,388	0.9	2.2	2,388	3.2	4.9

Other managed and marketed customer funds	3,607	(8.2)	(7.0)	3,607	(4.6)	(3.1)

Mutual and pension funds	3,500	(7.1)	(5.9)	3,500	(5.2)	(3.7)

Managed portfolios	107	(34.2)	(33.3)	107	18.6	20.5

Managed and marketed customer funds	24,512	(0.2)	1.1	24,512	(0.3)	1.3

Ratios (%) and operating means

ROE	12.19	(1.36)		13.62	(2.32)

Efficiency ratio (with amortisations)	47.5	1.8		45.8	2.6

NPL ratio	7.14	0.07		7.14	(0.29)

NPL coverage	63.1	(0.4)		63.1	(2.7)

Number of employees	11,626	(1.5)		11,626	(2.6)

Number of branches	752	(2.3)		752	(6.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

46

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Portugal

€ million

Income statement	3Q’15	% o/2Q’15	9M’15	% o/9M’14

Net interest income	134	(5.0)	417	3.5

Net fees	66	(1.5)	202	(3.4)

Gains (losses) on financial transactions	16	56.1	41	(22.7)

Other operating income*	10	(37.4)	38	24.0

Gross income	226	(3.4)	698	0.3

Operating expenses	(124)	1.4	(369)	(0.2)

General administrative expenses	(115)	1.4	(342)	3.2

Personnel	(72)	(0.4)	(216)	1.0

Other general administrative expenses	(43)	4.4	(127)	7.1

Depreciation and amortisation	(9)	2.4	(27)	(29.8)

Net operating income	102	(8.8)	328	0.9

Net loan-loss provisions	(24)	13.8	(67)	(37.3)

Other income	23	—	(21)	(73.0)

Profit before taxes	101	50.4	240	71.3

Tax on profit	(24)	33.5	(59)	85.9

Profit from continuing operations	77	56.6	181	67.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	77	56.6	181	67.0

Minority interests	0	—	0	—

Attributable profit to the Group	77	55.1	181	60.5

Balance sheet

Customer loans**	23,029	(0.3)	23,029	(1.3)

Trading portfolio (w/o loans)	1,801	(13.2)	1,801	(9.8)

Available-for-sale financial assets	5,736	0.4	5,736	(28.8)

Due from credit institutions**	2,097	8.4	2,097	(15.0)

Intangible assets and property and equipment	696	0.5	696	(7.0)

Other assets	5,999	1.6	5,999	(10.6)

Total assets/liabilities & shareholders’ equity	39,358	(0.1)	39,358	(9.1)

Customer deposits**	24,091	1.2	24,091	(0.2)

Marketable debt securities**	2,566	(1.6)	2,566	(32.4)

Subordinated debt**	0	—	0	(34.2)

Insurance liabilities	22	(9.9)	22	(72.5)

Due to credit institutions**	9,384	(4.2)	9,384	(22.3)

Other liabilities	920	(5.3)	920	19.6

Stockholders’ equity ***	2,376	7.0	2,376	(3.7)

Other managed and marketed customer funds	2,801	(2.6)	2,801	19.3

Mutual and pension funds	2,395	(2.9)	2,395	14.3

Managed portfolios	406	(1.2)	406	61.0

Managed and marketed customer funds	29,458	0.6	29,458	(2.7)

Ratios (%) and operating means

ROE	13.16	4.98	10.02	3.48

Efficiency ratio (with amortisations)	54.9	2.6	52.9	(0.3)

NPL ratio	8.86	0.06	8.86	0.37

NPL coverage	56.2	2.0	56.2	2.3

Number of employees	5,423	(0.2)	5,423	(2.3)

Number of branches	575	(0.2)	575	(7.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      47

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

United Kingdom

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	1,250	0.2	(0.4)	3,691	18.6	6.2

Net fees	273	(6.2)	(6.9)	851	12.9	1.0

Gains (losses) on financial transactions	58	(30.0)	(31.0)	202	(1.9)	(12.1)

Other operating income*	23	503.1	520.5	37	31.7	17.9

Gross income	1,605	(1.3)	(2.0)	4,781	16.6	4.4

Operating expenses	(844)	0.1	(0.6)	(2,511)	16.9	4.7

General administrative expenses	(760)	0.2	(0.5)	(2,267)	18.4	6.0

Personnel	(391)	(6.6)	(7.3)	(1,205)	4.9	(6.1)

Other general administrative expenses	(369)	8.4	7.9	(1,062)	38.8	24.3

Depreciation and amortisation	(84)	(0.8)	(1.5)	(243)	4.5	(6.4)

Net operating income	761	(2.8)	(3.5)	2,271	16.2	4.1

Net loan-loss provisions	7	—	—	(86)	(70.8)	(73.9)

Other income	(130)	156.1	157.0	(236)	29.5	15.9

Profit before taxes	639	(10.5)	(11.3)	1,948	32.0	18.2

Tax on profit	(149)	(6.3)	(7.2)	(426)	39.1	24.6

Profit from continuing operations	489	(11.8)	(12.5)	1,523	30.2	16.6

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	489	(11.8)	(12.5)	1,523	30.2	16.6

Minority interests	10	3.4	2.6	27	—	—

Attributable profit to the Group	480	(12.0)	(12.8)	1,496	27.9	14.5

Balance sheet

Customer loans**	284,003	(1.4)	2.4	284,003	14.1	8.4

Trading portfolio (w/o loans)	40,406	(2.3)	1.4	40,406	14.6	8.9

Available-for-sale financial assets	12,940	1.2	5.1	12,940	20.5	14.5

Due from credit institutions**	14,995	(15.1)	(11.8)	14,995	(10.6)	(15.0)

Intangible assets and property and equipment	3,043	(4.2)	(0.5)	3,043	21.6	15.5

Other assets	27,936	4.3	8.3	27,936	(30.6)	(34.1)

Total assets/liabilities & shareholders’ equity	383,323	(1.6)	2.1	383,323	8.1	2.7

Customer deposits**	227,212	(1.3)	2.4	227,212	11.5	6.0

Marketable debt securities**	72,051	(0.8)	3.0	72,051	2.3	(2.8)

Subordinated debt**	4,098	(22.3)	(19.3)	4,098	(33.0)	(36.4)

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	24,871	(5.5)	(1.9)	24,871	(2.7)	(7.6)

Other liabilities	38,500	(2.2)	1.5	38,500	14.4	8.7

Stockholders’ equity ***	16,591	5.1	9.1	16,591	10.5	5.0

Other managed and marketed customer funds	9,376	(13.2)	(9.9)	9,376	(6.2)	(10.9)

Mutual and pension funds	9,238	(13.2)	(9.9)	9,238	(6.2)	(10.9)

Managed portfolios	138	(14.9)	(11.7)	138	(4.9)	(9.6)

Managed and marketed customer funds	312,737	(1.9)	1.8	312,737	7.8	2.4

Ratios (%) and operating means

ROE	11.76	(2.05)		12.60	1.19

Efficiency ratio (with amortisations)	52.6	0.7		52.5	0.1

NPL ratio	1.51	(0.10)		1.51	(0.29)

NPL coverage	39.6	(0.7)		39.6	(3.8)

Number of employees	26,154	(0.8)		26,154	3.0

Number of branches	882	(2.1)		882	(6.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

48

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Latin America

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	3,334	(7.6)	3.4	10,489	3.5	9.7

Net fees	1,079	(6.3)	4.4	3,366	5.7	11.7

Gains (losses) on financial transactions	126	(22.8)	(13.3)	457	(0.3)	(1.5)

Other operating income*	23	(14.1)	1.8	48	(18.9)	(6.3)

Gross income	4,562	(7.9)	3.1	14,360	3.8	9.7

Operating expenses	(1,895)	(6.5)	4.3	(5,969)	3.1	8.6

General administrative expenses	(1,738)	(5.8)	4.9	(5,448)	3.8	9.3

Personnel	(956)	(6.2)	4.5	(2,978)	6.3	11.8

Other general administrative expenses	(782)	(5.3)	5.5	(2,471)	1.0	6.4

Depreciation and amortisation	(157)	(13.8)	(2.7)	(521)	(4.0)	2.6

Net operating income	2,667	(8.8)	2.3	8,392	4.3	10.4

Net loan-loss provisions	(1,241)	1.2	13.0	(3,677)	(4.8)	2.2

Other income	(264)	(3.3)	9.3	(740)	29.7	45.3

Ordinary profit before taxes	1,163	(18.4)	(8.3)	3,975	9.9	13.9

Tax on profit	(223)	(40.4)	(30.1)	(998)	12.8	18.1

Ordinary profit from continuing operations	940	(10.6)	(0.5)	2,977	9.0	12.5

Net profit from discontinued operations	—	—	—	—	—	—

Ordinary consolidated profit	940	(10.6)	(0.5)	2,977	9.0	12.5

Minority interests	156	(10.9)	(1.5)	477	(22.8)	(20.0)

Ordinary attributable profit to the Group	783	(10.6)	(0.4)	2,500	18.3	22.0

Balance sheet

Customer loans**	129,593	(10.7)	5.3	129,593	(4.8)	18.4

Trading portfolio (w/o loans)	37,178	7.5	25.8	37,178	10.4	39.7

Available-for-sale financial assets	23,722	(31.6)	(15.7)	23,722	4.6	36.5

Due from credit institutions**	25,987	0.9	19.3	25,987	(11.5)	10.5

Intangible assets and property and equipment	3,416	(15.8)	1.6	3,416	(11.0)	16.5

Other assets	44,473	10.3	34.5	44,473	5.9	40.4

Total assets/liabilities & shareholders’ equity	264,369	(7.1)	10.6	264,369	(1.2)	24.9

Customer deposits**	118,044	(11.5)	4.2	118,044	(10.0)	12.3

Marketable debt securities**	31,939	(13.5)	5.3	31,939	(3.0)	27.1

Subordinated debt**	6,088	(8.6)	11.2	6,088	(7.1)	20.9

Insurance liabilities	1	(26.0)	(4.4)	1	—	—

Due to credit institutions**	41,682	1.9	22.6	41,682	35.9	72.2

Other liabilities	45,884	5.7	25.5	45,884	(1.1)	26.5

Stockholders’ equity ***	20,731	(10.6)	6.7	20,731	3.8	30.6

Other managed and marketed customer funds	62,030	(13.3)	5.8	62,030	(12.5)	16.0

Mutual and pension funds	57,561	(13.2)	6.1	57,561	(12.7)	15.9

Managed portfolios	4,470	(15.2)	2.6	4,470	(9.4)	16.7

Managed and marketed customer funds	218,103	(12.3)	5.0	218,103	(9.7)	15.6

Ratios (%) and operating means

ROE	14.12	(1.41)		14.85	0.47

Efficiency ratio (with amortisations)	41.5	0.6		41.6	(0.3)

NPL ratio	4.65	(0.09 P, )		4.65	(0.48)

NPL coverage	85.4	1.0 P,		85.4	2.0

Number of employees	88,893	1.8		88,893	6.6

Number of branches	5,812	0.5		5,812	2.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 and 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

      49

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Brazil

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	1,976	(9.6)	3.9	6,416	(4.1)	7.9

Net fees	622	(8.9)	4.6	2,012	(1.9)	10.4

Gains (losses) on financial transactions	6	(91.2)	(83.3)	96	(18.0)	(7.7)

Other operating income*	53	14.6	27.5	119	55.6	75.0

Gross income	2,656	(10.9)	2.5	8,643	(3.3)	8.8

Operating expenses	(1,056)	(8.3)	5.3	(3,393)	(6.9)	4.7

General administrative expenses	(960)	(7.2)	6.3	(3,062)	(6.1)	5.7

Personnel	(525)	(8.1)	5.3	(1,671)	(3.9)	8.1

Other general administrative expenses	(435)	(6.1)	7.5	(1,392)	(8.6)	2.8

Depreciation and amortisation	(96)	(17.2)	(4.0)	(330)	(13.9)	(3.1)

Net operating income	1,600	(12.6)	0.7	5,251	(0.8)	11.6

Net loan-loss provisions	(813)	(1.9)	11.8	(2,467)	(11.7)	(0.7)

Other income	(255)	(3.3)	9.8	(727)	29.6	45.8

Ordinary profit before taxes	533	(27.9)	(14.8)	2,057	6.2	19.5

Tax on profit	(99)	(56.9)	(44.4)	(582)	9.2	22.9

Ordinary profit from continuing operations	434	(14.7)	(1.3)	1,474	5.1	18.2

Net profit from discontinued operations	—	—	—	—	—	—

Ordinary consolidated profit	434	(14.7)	(1.3)	1,474	5.1	18.2

Minority interests	49	(13.7)	(0.5)	160	(51.0)	(44.9)

Ordinary attributable profit to the Group	385	(14.8)	(1.4)	1,315	22.1	37.4

Balance sheet

Customer loans**	58,227	(19.2)	4.3	58,227	(20.1)	16.1

Trading portfolio (w/o loans)	14,836	(6.2)	21.1	14,836	(18.2)	19.0

Available-for-sale financial assets	15,086	(42.1)	(25.2)	15,086	(1.3)	43.4

Due from credit institutions**	12,564	(5.5)	22.0	12,564	(16.1)	21.9

Intangible assets and property and equipment	2,129	(20.3)	2.9	2,129	(22.4)	12.9

Other assets	32,139	12.5	45.2	32,139	4.5	51.9

Total assets/liabilities & shareholders’ equity	134,982	(14.8)	10.0	134,982	(12.8)	26.7

Customer deposits**	54,847	(18.4)	5.4	54,847	(22.6)	12.5

Marketable debt securities**	21,045	(14.8)	10.1	21,045	(8.5)	33.0

Subordinated debt**	3,986	(10.5)	15.6	3,986	(8.8)	32.6

Insurance liabilities	1	(26.0)	(4.4)	1	—	—

Due to credit institutions**	22,412	(10.5)	15.5	22,412	25.6	82.6

Other liabilities	21,795	(7.6)	19.3	21,795	(20.9)	15.0

Stockholders’ equity ***	10,896	(19.3)	4.2	10,896	(2.5)	41.7

Other managed and marketed customer funds	41,753	(16.3)	8.1	41,753	(17.9)	19.3

Mutual and pension funds	39,129	(16.1)	8.4	39,129	(17.6)	19.7

Managed portfolios	2,625	(19.6)	3.8	2,625	(21.7)	13.9

Managed and marketed customer funds	121,631	(16.8)	7.4	121,631	(18.4)	18.6

Ratios (%) and operating means

ROE	12.40	(1.70)		13.77	0.94

Efficiency ratio (with amortisations)	39.7	1.1		39.3	(1.5)

NPL ratio	5.30	0.17		5.30	(0.34)

NPL coverage	96.0	0.1		96.0	4.6

Number of employees	48,955	0.6		48,955	4.9

Number of branches	3,436	—		3,436	0.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 and 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

50

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Mexico

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	600	(3.3)	4.1	1,818	16.0	13.1

Net fees	194	(9.2)	(2.0)	601	5.9	3.2

Gains (losses) on financial transactions	26	(21.4)	(13.7)	102	(26.4)	(28.3)

Other operating income*	(26)	89.9	99.8	(54)	58.9	54.9

Gross income	794	(7.0)	0.4	2,467	10.2	7.4

Operating expenses	(327)	(7.4)	(0.0)	(1,035)	8.4	5.7

General administrative expenses	(301)	(6.4)	1.0	(948)	7.8	5.1

Personnel	(163)	(6.2)	1.2	(504)	15.7	12.8

Other general administrative expenses	(138)	(6.7)	0.9	(444)	0.1	(2.4)

Depreciation and amortisation	(26)	(17.7)	(10.7)	(88)	15.2	12.3

Net operating income	467	(6.6)	0.6	1,431	11.5	8.7

Net loan-loss provisions	(227)	1.5	8.9	(662)	14.3	11.4

Other income	1	—	—	6	159.2	152.7

Profit before taxes	241	(12.2)	(5.0)	776	9.7	6.9

Tax on profit	(48)	(22.1)	(15.1)	(169)	21.7	18.6

Profit from continuing operations	193	(9.3)	(2.1)	607	6.7	4.1

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	193	(9.3)	(2.1)	607	6.7	4.1

Minority interests	50	(5.6)	1.6	152	12.3	9.5

Attributable profit to the Group	143	(10.6)	(3.3)	456	5.0	2.4

Balance sheet

Customer loans**	28,198	(1.4)	6.7	28,198	7.8	20.3

Trading portfolio (w/o loans)	18,448	19.9	29.7	18,448	47.9	65.2

Available-for-sale financial assets	4,939	23.9	34.1	4,939	20.5	34.6

Due from credit institutions**	7,744	9.3	18.3	7,744	(19.4)	(10.0)

Intangible assets and property and equipment	363	(21.2)	(14.7)	363	(7.4)	3.4

Other assets	5,716	(1.1)	7.0	5,716	4.6	16.8

Total assets/liabilities & shareholders’ equity	65,408	6.7	15.5	65,408	12.4	25.5

Customer deposits**	26,540	(7.7)	(0.1)	26,540	(7.5)	3.3

Marketable debt securities**	4,068	(13.8)	(6.7)	4,068	7.3	19.8

Subordinated debt**	1,159	(1.8)	6.2	1,159	12.9	26.0

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	11,794	39.2	50.6	11,794	78.2	99.0

Other liabilities	16,801	26.0	36.4	16,801	26.3	41.0

Stockholders’ equity ***	5,045	3.8	12.3	5,045	6.0	18.3

Other managed and marketed customer funds	11,631	(7.4)	0.3	11,631	(6.2)	4.7

Mutual and pension funds	11,631	(7.4)	0.3	11,631	(6.2)	4.7

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	43,399	(8.1)	(0.5)	43,399	(5.5)	5.5

Ratios (%) and operating means

ROE	11.53	(1.74)		12.51	(0.15)

Efficiency ratio (with amortisations)	41.2	(0.2)		42.0	(0.7)

NPL ratio	3.54	(0.27)		3.54	(0.20)

NPL coverage	93.0	5.5		93.0	2.9

Number of employees	17,704	2.1		17,704	11.3

Number of branches	1,354	(0.1)		1,354	4.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      51

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Chile

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	460	(7.5)	1.3	1,356	9.1	2.1

Net fees	93	(2.7)	6.7	275	14.1	6.8

Gains (losses) on financial transactions	51	43.1	59.3	151	73.1	62.0

Other operating income*	2	(54.7)	(47.7)	10	(31.9)	(36.3)

Gross income	606	(4.3)	4.9	1,792	13.0	5.8

Operating expenses	(243)	(7.9)	1.3	(743)	16.6	9.2

General administrative expenses	(224)	(8.1)	1.0	(687)	16.5	9.0

Personnel	(138)	(7.4)	1.6	(415)	19.3	11.7

Other general administrative expenses	(86)	(9.4)	(0.0)	(272)	12.5	5.3

Depreciation and amortisation	(18)	(4.2)	5.4	(56)	18.3	10.7

Net operating income	364	(1.7)	7.5	1,049	10.6	3.5

Net loan-loss provisions	(153)	20.9	31.9	(410)	12.5	5.3

Other income	(4)	50.3	46.3	(1)	(87.0)	(87.8)

Profit before taxes	207	(14.1)	(5.7)	638	10.5	3.4

Tax on profit	(25)	(11.5)	0.2	(96)	16.4	8.9

Profit from continuing operations	182	(14.5)	(6.5)	541	9.5	2.5

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	182	(14.5)	(6.5)	541	9.5	2.5

Minority interests	57	(12.9)	(5.1)	164	5.0	(1.7)

Attributable profit to the Group	125	(15.2)	(7.1)	378	11.5	4.4

Balance sheet

Customer loans**	31,874	(5.5)	3.8	31,874	9.7	13.9

Trading portfolio (w/o loans)	3,665	25.6	37.9	3,665	34.6	39.7

Available-for-sale financial assets	2,449	(13.5)	(5.0)	2,449	11.7	16.0

Due from credit institutions**	4,489	11.7	22.6	4,489	23.7	28.4

Intangible assets and property and equipment	343	(7.8)	1.3	343	15.9	20.4

Other assets	2,658	1.4	11.3	2,658	(3.3)	0.4

Total assets/liabilities & shareholders’ equity	45,477	(2.2)	7.4	45,477	11.9	16.2

Customer deposits**	23,211	(4.1)	5.3	23,211	9.0	13.2

Marketable debt securities**	6,743	(9.4)	(0.5)	6,743	11.5	15.8

Subordinated debt**	942	(7.9)	1.1	942	(18.2)	(15.1)

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	5,878	1.3	11.3	5,878	14.4	18.8

Other liabilities	5,843	13.9	25.1	5,843	29.9	34.9

Stockholders’ equity ***	2,860	(1.3)	8.4	2,860	13.6	17.9

Other managed and marketed customer funds	7,307	(6.2)	3.0	7,307	7.8	12.0

Mutual and pension funds	5,463	(5.6)	3.7	5,463	5.2	9.2

Managed portfolios	1,845	(8.0)	1.0	1,845	16.6	21.0

Managed and marketed customer funds	38,204	(5.6)	3.7	38,204	8.3	12.5

Ratios (%) and operating means

ROE	17.35	(2.31)		16.97	(1.14)

Efficiency ratio (with amortisations)	40.0	(1.6)		41.5	1.3

NPL ratio	5.60	(0.13)		5.60	(0.38)

NPL coverage	52.8	1.2		52.8	0.5

Number of employees	12,334	0.2		12,334	1.6

Number of branches	476	(0.6)		476	—

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

52

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

United States

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	1,550	0.1	0.7	4,562	29.1	6.2

Net fees	266	(1.9)	(1.3)	799	30.7	7.4

Gains (losses) on financial transactions	39	(62.1)	(62.1)	193	43.1	17.6

Other operating income*	96	25.5	26.6	265	197.0	144.1

Gross income	1,952	(2.4)	(1.8)	5,820	33.2	9.5

Operating expenses	(772)	5.9	6.5	(2,197)	35.8	11.7

General administrative expenses	(708)	6.7	7.4	(2,007)	36.5	12.2

Personnel	(388)	2.3	2.9	(1,130)	37.5	13.1

Other general administrative expenses	(320)	12.6	13.3	(877)	35.2	11.1

Depreciation and amortisation	(64)	(2.8)	(2.3)	(191)	29.1	6.1

Net operating income	1,180	(7.1)	(6.6)	3,622	31.7	8.2

Net loan-loss provisions	(750)	(0.5)	(0.0)	(2,144)	29.4	6.4

Other income	(37)	(11.9)	(11.7)	(97)	403.9	314.3

Profit before taxes	393	(17.2)	(16.7)	1,382	28.4	5.6

Tax on profit	(129)	(17.9)	(17.4)	(444)	38.6	13.9

Profit from continuing operations	264	(16.9)	(16.4)	938	24.1	2.0

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	264	(16.9)	(16.4)	938	24.1	2.0

Minority interests	78	(22.6)	(22.1)	278	75.0	43.9

Attributable profit to the Group	186	(14.3)	(13.7)	660	10.6	(9.1)

Balance sheet

Customer loans**	80,789	1.4	1.6	80,789	21.0	7.7

Trading portfolio (w/o loans)	1,248	(25.5)	(25.4)	1,248	(68.5)	(72.0)

Available-for-sale financial assets	18,446	9.9	10.0	18,446	58.1	40.8

Due from credit institutions**	4,305	(13.4)	(13.3)	4,305	27.8	13.8

Intangible assets and property and equipment	8,585	8.7	8.8	8,585	42.9	27.2

Other assets	12,065	19.6	19.8	12,065	40.6	25.2

Total assets/liabilities & shareholders’ equity	125,438	3.6	3.7	125,438	25.0	11.3

Customer deposits**	58,970	1.4	1.6	58,970	19.0	5.9

Marketable debt securities**	21,552	2.9	3.0	21,552	36.3	21.4

Subordinated debt**	891	2.1	2.3	891	14.5	2.0

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	25,138	16.5	16.6	25,138	82.0	62.0

Other liabilities	7,571	(9.8)	(9.7)	7,571	(16.8)	(25.9)

Stockholders’ equity ***	11,315	1.6	1.7	11,315	(0.0)	(11.0)

Other managed and marketed customer funds	19,980	(4.6)	(4.5)	19,980	35.7	20.8

Mutual and pension funds	7,317	(5.1)	(4.9)	7,317	115.1	91.5

Managed portfolios	12,663	(4.3)	(4.2)	12,663	11.8	(0.5)

Managed and marketed customer funds	101,394	0.5	0.6	101,394	25.4	11.6

Ratios (%) and operating means

ROE	6.67	(1.14)		7.88	0.56

Efficiency ratio (with amortisations)	39.6	3.1		37.8	0.7

NPL ratio	2.20	—		2.20	(0.37)

NPL coverage	218.3	(5.9)		218.3	34.6

Number of employees	17,592	2.0		17,592	6.2

Number of branches	783	—		783	(3.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      53

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Corporate Centre

€ million

Income stetement	3Q’15	2Q’15%		9M’15	9M’14%

Net interest income	(139)	(132)	5.1	(491)	(498)	(1.4)

Net fees	(0)	(6)	(98.3)	(8)	(15)	(51.1)

Gains (losses) on financial transactions	90	(68)	—	34	537	(93.7)

Other operating income	(8)	28	—	1	(15)	—

Dividends	24	38	(37.5)	63	25	148.9

Income from equity-accounted method	(16)	(8)	96.0	(37)	(25)	48.8

Other operating income/expenses	(15)	(2)	830.0	(25)	(16)	60.4

Gross income	(56)	(177)	(68.2)	(463)	9	—

Operating expenses	(142)	(150)	(5.5)	(435)	(436)	(0.4)

Net operating income	(199)	(327)	(39.4)	(898)	(428)	109.9

Net loan-loss provisions	(1)	2	—	0	0	42.7

Other income	(148)	(132)	12.3	(378)	(128)	195.6

Ordinary profit before taxes	(348)	(458)	(24.0)	(1,275)	(555)	129.7

Tax on profit	(44)	(32)	35.2	(72)	(8)	756.1

Ordinary profit from continuing operations	(392)	(490)	(20.1)	(1,347)	(564)	139.0

Net profit from discontinued operations	(0)	—	—	—	—	—

Ordinary consolidated profit	(392)	(490)	(20.1)	(1,347)	(564)	139.0

Minority interests	2	(1)	—	28	(1)	—

Ordinary attributable profit to the Group	(394)	(489)	(19.5)	(1,375)	(563)	144.3

Balance sheet

Trading portfolio (w/o loans)	1,331	3,058	(56.5)	1,331	3,934	(66.2)

Available-for-sale financial assets	3,585	3,721	(3.7)	3,585	2,237	60.2

Investments	26,777	28,593	(6.3)	26,777	27,364	(2.1)

Goodwill	77,606	81,700	(5.0)	77,606	73,201	6.0

Other assets	35,635	36,369	(2.0)	35,635	34,761	2.5

Total assets/liabilities & shareholders’ equity	144,935	153,442	(5.5)	144,935	141,497	2.4

Customer deposits*	1,997	2,177	(8.3)	1,997	1,632	22.3

Marketable debt securities*	24,448	22,220	10.0	24,448	25,940	(5.8)

Subordinated debt*	8,354	6,861	21.8	8,354	3,481	140.0

Other liabilities	25,139	30,105	(16.5)	25,139	34,996	(28.2)

Stockholders’ equity **	84,998	92,078	(7.7)	84,998	75,447	12.7

Other managed and marketed customer funds	—	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—	—

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	34,798	31,258	11.3	34,798	31,053	12.1

Operating means

Number of employees	2,161	2,184	(1.1)	2,161	2,033	6.3

(*).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

54

	FINANCIAL REPORT 2015	JANUARY - SEPTEMBER
APPENDIX	FINANCIAL INFORMATION

Retail Banking

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	7,434	(3.1)	1.7	22,639	10.2	7.3

Net fees	2,134	(2.6)	2.4	6,497	5.7	4.8

Gains (losses) on financial transactions	337	(3.2)	1.1	1,038	16.4	12.0

Other operating income*	190	1.6	4.2	552	277.6	241.4

Gross income	10,094	(2.9)	1.9	30,726	10.8	8.2

Operating expenses	(4,621)	(1.7)	2.8	(13,980)	8.8	6.5

Net operating income	5,473	(3.9)	1.1	16,746	12.6	9.6

Net loan-loss provisions	(2,289)	(1.3)	4.6	(6,928)	(6.8)	(8.4)

Other income	(479)	1.1	8.5	(1,325)	26.3	30.8

Ordinary profit before taxes	2,705	(6.9)	(2.9)	8,494	32.9	26.8

Tax on profit	(620)	(18.4)	(14.3)	(2,144)	41.6	34.9

Ordinary profit from continuing operations	2,085	(2.8)	1.2	6,350	30.2	24.3

Net profit from discontinued operations	(0)	—	—	—	(100.0)	(100.0)

Ordinary consolidated profit	2,085	(2.8)	1.2	6,350	30.4	24.4

Minority interests	291	(8.7)	(4.3)	893	14.7	12.4

Ordinary attributable profit to the Group	1,794	(1.8)	2.1	5,456	33.4	26.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 and 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

      55

JANUARY - SEPTEMBER	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Santander Global Corporate Banking

€ million

		o/ 2Q’15			o/ 9M’14
Income statement	3Q’15%		% w/o FX	9M’15%		% w/o FX

Net interest income	699	(5.7)	1.0	2,178	20.1	21.2

Net fees	341	(15.2)	(11.0)	1,095	5.4	4.4

Gains (losses) on financial transactions	164	182.7	183.8	508	(36.2)	(38.2)

Other operating income*	49	(68.3)	(68.3)	224	8.2	8.2

Gross income	1,253	(7.5)	(2.5)	4,005	3.9	3.3

Operating expenses	(520)	(0.4)	2.9	(1,553)	13.4	10.3

Net operating income	732	(12.0)	(5.8)	2,452	(1.4)	(0.6)

Net loan-loss provisions	(107)	(25.5)	(15.0)	(449)	2.6	1.6

Other income	(28)	19.2	17.0	(46)	24.6	24.8

Profit before taxes	598	(10.2)	(4.7)	1,957	(2.7)	(1.6)

Tax on profit	(176)	(2.6)	3.1	(555)	(0.8)	0.9

Profit from continuing operations	421	(13.0)	(7.6)	1,402	(3.4)	(2.5)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	421	(13.0)	(7.6)	1,402	(3.4)	(2.5)

Minority interests	25	(24.5)	(13.6)	98	(16.6)	(14.1)

Attributable profit to the Group	396	(12.1)	(7.1)	1,304	(2.3)	(1.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & capital structuring.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

56

      59

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 2

Key consolidated data

			Variation
	9M ‘15	9M ‘14	Amount	%	2014
Balance sheet (EUR million)
Total assets	1,320,427	1,241,104	79,324	6.4	1,266,296
Net customer loans	777,020	721,988	55,031	7.6	734,711
Customer deposits	669,236	646,331	22,906	3.5	647,628
Managed and marketed customer funds	1,045,513	1,020,433	25,080	2.5	1,023,437
Stockholders’ equity	88,320	77,325	10,995	14.2	80,806
Total managed and marketed funds	1,479,841	1,402,277	77,564	5.5	1,428,083

Ordinary income statement* (EUR million)
Net interest income	24,302	21,834	2,468	11.3	29,548
Gross income	34,378	31,572	2,806	8.9	42,612
Pre-provision profit (net operating income)	18,229	16,750	1,480	8.8	22,574
Profit before taxes	8,766	7,140	1,627	22.8	9,720
Attributable profit to the Group	5,106	4,361	745	17.1	5,816

(*).- Variations w/o exchange rate

Net interest income: +8.5%; Gross income: +6.5%; Pre-provision profit: +6.4%; Attributable profit: +11.8%

Ordinary EPS, profitability and efficiency (%)
EPS (euro) (1)	0.349	0.367	(0.018)	(4.9)	0.479
RoE (2)	7.5	7.2			7.0
RoTE (2)	11.4	11.3			11.0
RoA	0.6	0.6			0.6
RoRWA	1.3	1.3			1.3
Efficiency ratio (with amortisations)	47.0	46.9			47.0

Solvency and NPL ratios (%)
CET1 fully-loaded (2)	9.85				9.65
CET1 phase-in (2)	12.39	11.44			12.23
NPL ratio	4.50	5.28			5.19
Coverage ratio	71.1	67.5			67.2

Market capitalisation and shares
Shares (millions)	14,317	11,988	2,329	19.4	12,584
Share price (euros)	4.744	7.611	(2.867)	(37.7)	6.996
Market capitalisation (EUR million)	67,918	91,241	(23,323)	(25.6)	88,041
Book value (euro)	6.19	6.45			6.42
Price / Book value (X)	0.77	1.18			1.09
P/E ratio (X)	10.19	15.55			14.59

Other data
Number of shareholders	3,209,138	3,229,672	(20,534)	(0.6)	3,240,395
Number of employees	191,504	183,534	7,970	4.3	185,405
Number of branches	12,901	13,059	(158)	(1.2)	12,951

(*).-	In 9M’15 not including not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil
(1).-	Ordinary EPS: Ordinary attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares
(2).-	In 2014, pro-forma taking into account the January 2015 capital increase

Note: The financial information in this report was approved by the Board of Directors at its meeting on October, 28 2015, following a favourable report from the Audit Committee on October, 21 2015.

Ordinary income statement

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%

Net interest income	24,302	21,834	2,468	11.3
Net fees	7,584	7,172	413	5.8
Gains (losses) on financial transactions	1,702	2,229	(528)	(23.7)
Other operating income	790	337	453	134.4
Dividends	347	323	24	7.6
Income from equity-accounted method	293	180	114	63.4
Other operating income/expenses	149	(166)	315	—
Gross income	34,378	31,572	2,806	8.9
Operating expenses	(16,149)	(14,822)	(1,326)	8.9
General administrative expenses	(14,342)	(13,125)	(1,217)	9.3
Personnel	(8,308)	(7,543)	(766)	10.2
Other general administrative expenses	(6,034)	(5,583)	(451)	8.1
Depreciation and amortisation	(1,806)	(1,697)	(109)	6.4
Net operating income	18,229	16,750	1,480	8.8
Net loan-loss provisions	(7,550)	(8,110)	560	(6.9)
Impairment losses on other assets	(247)	(225)	(23)	10.1
Other income	(1,666)	(1,275)	(390)	30.6
Ordinary profit before taxes	8,766	7,140	1,627	22.8
Tax on profit	(2,649)	(1,882)	(768)	40.8
Ordinary profit from continuing operations	6,117	5,258	859	16.3
Net profit from discontinued operations	—	(7)	7	(100.0)
Ordinary consolidated profit	6,117	5,252	866	16.5
Minority interests	1,011	891	120	13.5
Ordinary attributable profit to the Group	5,106	4,361	745	17.1

Ordinary EPS (euros) (1)	0.349	0.367	(0.018)	(4.9)
Ordinary diluted EPS (euros) (1)	0.348	0.366	(0.018)	(4.8)

Pro memoria:
Average total assets	1,340,924	1,185,486	155,438	13.1
Average stockholders’ equity (2)	90,861	80,845	10,017	12.4

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares
(2).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase

Quarterly income statement

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15

Net interest income	6,992	7,370	7,471	7,714	8,038	8,281	7,983
Net fees	2,331	2,403	2,439	2,524	2,524	2,586	2,474
Gains (losses) on financial transactions	767	511	952	620	695	372	634
Other operating income	34	204	99	182	186	379	225
Dividends	31	220	72	112	33	239	75
Income from equity-accounted method	65	42	72	64	99	101	93
Other operating income/expenses	(63)	(58)	(45)	6	53	39	57
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)	(4,731)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)	(2,717)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)	(2,015)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)	(611)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)	(110)
Other income	(347)	(438)	(491)	(642)	(454)	(605)	(606)
Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)	(787)
Ordinary profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059	1,991
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	1,991
Minority interests	277	318	296	291	350	350	311
Ordinary attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709	1,680

Ordinary EPS (euros) (1)	0.113	0.122	0.131	0.112	0.121	0.115	0.113
Ordinary diluted EPS (euros) (1)	0.113	0.122	0.131	0.112	0.120	0.115	0.113

NOTE: In the second quarter of 2015 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

Ordinary income statement

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%

Net interest income	24,302	22,391	1,911	8.5
Net fees	7,584	7,232	352	4.9
Gains (losses) on financial transactions	1,702	2,290	(589)	(25.7)
Other operating income	790	353	438	124.1
Dividends	347	322	25	7.7
Income from equity-accounted method	294	171	123	71.7
Other operating income/expenses	149	(141)	290	—
Gross income	34,378	32,266	2,112	6.5
Operating expenses	(16,149)	(15,138)	(1,010)	6.7
General administrative expenses	(14,342)	(13,416)	(926)	6.9
Personnel	(8,308)	(7,725)	(583)	7.6
Other general administrative expenses	(6,034)	(5,692)	(343)	6.0
Depreciation and amortisation	(1,806)	(1,722)	(84)	4.9
Net operating income	18,229	17,128	1,101	6.4
Net loan-loss provisions	(7,550)	(8,238)	688	(8.4)
Impairment losses on other assets	(247)	(225)	(22)	9.7
Other income	(1,666)	(1,238)	(427)	34.5
Ordinary profit before taxes	8,766	7,426	1,340	18.0
Tax on profit	(2,649)	(1,947)	(702)	36.0
Ordinary profit from continuing operations	6,117	5,479	638	11.7
Net profit from discontinued operations	—	(7)	7	(100.0)
Ordinary consolidated profit	6,117	5,472	645	11.8
Minority interests	1,011	903	108	11.9
Ordinary attributable profit to the Group	5,106	4,569	537	11.8

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Quarterly income statement

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15

Net interest income	7,295	7,554	7,542	7,816	7,875	8,156	8,271
Net fees	2,388	2,423	2,422	2,518	2,469	2,551	2,565
Gains (losses) on financial transactions	791	540	960	637	693	365	644
Other operating income	39	208	106	189	186	377	227
Dividends	33	218	72	112	33	238	76
Income from equity-accounted method	64	40	67	60	95	99	100
Other operating income/expenses	(58)	(49)	(33)	17	58	40	51
Gross income	10,513	10,724	11,030	11,161	11,223	11,449	11,706
Operating expenses	(5,023)	(5,010)	(5,106)	(5,269)	(5,291)	(5,360)	(5,497)
General administrative expenses	(4,413)	(4,457)	(4,546)	(4,703)	(4,708)	(4,762)	(4,872)
Personnel	(2,547)	(2,576)	(2,601)	(2,705)	(2,714)	(2,801)	(2,794)
Other general administrative expenses	(1,866)	(1,881)	(1,944)	(1,999)	(1,994)	(1,962)	(2,079)
Depreciation and amortisation	(609)	(553)	(560)	(566)	(584)	(597)	(625)
Net operating income	5,490	5,714	5,924	5,892	5,932	6,089	6,209
Net loan-loss provisions	(2,789)	(2,665)	(2,784)	(2,452)	(2,498)	(2,466)	(2,586)
Impairment losses on other assets	(87)	(71)	(67)	(152)	(60)	(77)	(111)
Other income	(344)	(427)	(467)	(627)	(440)	(596)	(629)
Ordinary profit before taxes	2,270	2,550	2,606	2,661	2,934	2,949	2,883
Tax on profit	(595)	(694)	(658)	(831)	(904)	(927)	(818)
Ordinary profit from continuing operations	1,675	1,856	1,948	1,830	2,030	2,022	2,065
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,675	1,856	1,941	1,811	2,030	2,022	2,065
Minority interests	285	325	294	301	345	343	322
Ordinary attributable profit to the Group	1,390	1,531	1,647	1,510	1,685	1,678	1,743

NOTE: In the second quarter of 2015 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ‘15	9M ‘14	30.09.15	31.12.14	30.09.14

US$	1.113	1.354	1.120	1.214	1.258
Pound sterling	0.727	0.812	0.739	0.779	0.777
Brazilian real	3.487	3.099	4.481	3.221	3.082
New mexican peso	17.321	17.766	18.977	17.868	16.998
Chilean peso	711.376	759.987	784.882	737.323	755.823
Argentine peso	9.980	10.787	10.558	10.277	10.672
Polish zloty	4.155	4.175	4.245	4.273	4.178

Net fees

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%

Fees from services	4,580	4,303	277	6.4
Mutual & pension funds	658	667	(9)	(1.3)
Securities and custody	688	577	110	19.1
Insurance	1,659	1,625	33	2.1
Net fee income	7,584	7,172	413	5.8

Operating expenses

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%

Personnel expenses	8,308	7,543	766	10.2
General expenses	6,034	5,583	451	8.1
Information technology	823	680	143	21.1
Communications	380	381	(1)	(0.3)
Advertising	500	454	45	10.0
Buildings and premises	1,369	1,341	28	2.1
Printed and office material	120	113	7	6.6
Taxes (other than profit tax)	393	341	52	15.3
Other expenses	2,449	2,272	177	7.8
Personnel and general expenses	14,342	13,125	1,217	9.3
Depreciation and amortisation	1,806	1,697	109	6.4
Total operating expenses	16,149	14,822	1,326	8.9

Net loan-loss provisions

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%

Non performing loans	8,680	9,069	(389)	(4.3)
Country-risk	21	(4)	25	—
Recovery of written-off assets	(1,151)	(956)	(195)	20.4
Total	7,550	8,110	(560)	(6.9)

Balance sheet

EUR million

			Variation
	30.09.15	30.09.14	Amount	%	31.12.14
Assets
Cash on hand and deposits at central banks	70,841	76,478	(5,637)	(7.4)	69,428
Trading portfolio	149,903	142,840	7,063	4.9	148,888
Debt securities	43,882	58,325	(14,443)	(24.8)	54,374
Customer loans	8,235	524	7,711	—	2,921
Equities	15,257	9,770	5,487	56.2	12,920
Trading derivatives	80,425	71,533	8,892	12.4	76,858
Deposits from credit institutions	2,104	2,688	(583)	(21.7)	1,815
Other financial assets at fair value	52,110	35,925	16,185	45.1	42,673
Customer loans	12,320	10,266	2,054	20.0	8,971
Other (deposits at credit institutions, debt securities and equities	39,790	25,659	14,131	55.1	33,702
Available-for-sale financial assets	117,835	99,226	18,609	18.8	115,251
Debt securities	112,965	94,333	18,632	19.8	110,249
Equities	4,870	4,893	(23)	(0.5)	5,001
Loans	816,665	784,406	32,259	4.1	781,635
Deposits at credit institutions	50,413	65,372	(14,959)	(22.9)	51,306
Customer loans	756,465	711,198	45,267	6.4	722,819
Debt securities	9,788	7,836	1,951	24.9	7,510
Held-to-maturity investments	4,405	—	4,405	—	—
Investments	3,278	3,619	(341)	(9.4)	3,471
Intangible assets and property and equipment	27,264	21,431	5,833	27.2	26,109
Goodwill	26,777	27,364	(587)	(2.1)	27,548
Other	51,349	49,814	1,535	3.1	51,293
Total assets	1,320,427	1,241,104	79,324	6.4	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	112,461	107,225	5,236	4.9	109,792
Customer deposits	9,693	9,101	592	6.5	5,544
Marketable debt securities	—	197	(197)	(100.0)	—
Trading derivatives	80,572	71,858	8,714	12.1	79,048
Other	22,195	26,068	(3,873)	(14.9)	25,200
Other financial liabilities at fair value	58,601	62,969	(4,367)	(6.9)	62,318
Customer deposits	27,094	35,247	(8,152)	(23.1)	33,127
Marketable debt securities	3,352	4,048	(696)	(17.2)	3,830
Due to central banks and credit institutions	28,155	23,674	4,481	18.9	25,360
Financial liabilities at amortized cost	1,009,566	939,586	69,980	7.4	961,053
Due to central banks and credit institutions	141,617	106,229	35,388	33.3	122,437
Customer deposits	632,449	601,983	30,466	5.1	608,956
Marketable debt securities	193,905	191,349	2,555	1.3	193,059
Subordinated debt	19,606	17,334	2,272	13.1	17,132
Other financial liabilities	21,990	22,692	(702)	(3.1)	19,468
Insurance liabilities	644	1,671	(1,027)	(61.5)	713
Provisions	13,775	14,589	(814)	(5.6)	15,376
Other liability accounts	26,693	27,041	(348)	(1.3)	27,331
Total liabilities	1,221,740	1,153,081	68,659	6.0	1,176,581
Shareholders’ equity	103,307	87,893	15,414	17.5	91,664
Capital stock	7,158	5,994	1,164	19.4	6,292
Reserves	90,924	77,764	13,159	16.9	80,026
Attributable profit to the Group	5,941	4,361	1,580	36.2	5,816
Less: dividends	(716)	(226)	(490)	216.6	(471)
Equity adjustments by valuation	(14,987)	(10,568)	(4,420)	41.8	(10,858)
Minority interests	10,367	10,697	(330)	(3.1)	8,909
Total equity	98,687	88,023	10,665	12.1	89,714
Total liabilities and equity	1,320,427	1,241,104	79,324	6.4	1,266,296

Balance sheet

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Assets
Cash on hand and deposits at central banks	82,402	83,877	76,478	69,428	67,741	67,962	70,841
Trading portfolio	128,631	130,773	142,840	148,888	168,709	151,201	149,903
Debt securities	48,765	54,115	58,325	54,374	53,564	51,152	43,882
Customer loans	5,902	1,637	524	2,921	5,726	5,789	8,235
Equities	8,200	9,400	9,770	12,920	15,412	18,272	15,257
Trading derivatives	60,252	64,335	71,533	76,858	89,305	72,557	80,425
Deposits from credit institutions	5,511	1,287	2,688	1,815	4,702	3,431	2,104
Other financial assets at fair value	38,992	30,421	35,925	42,673	48,892	37,245	52,110
Customer loans	11,054	11,031	10,266	8,971	10,201	11,307	12,320
Other (deposits at credit institutions, debt securities and equities	27,939	19,390	25,659	33,702	38,691	25,938	39,790
Available-for-sale financial assets	90,889	90,636	99,226	115,251	124,536	129,035	117,835
Debt securities	86,849	85,773	94,333	110,249	118,974	123,988	112,965
Equities	4,039	4,864	4,893	5,001	5,562	5,047	4,870
Loans	731,597	755,264	784,406	781,635	847,887	844,932	816,665
Deposits at credit institutions	46,357	53,232	65,372	51,306	62,600	55,949	50,413
Customer loans	677,639	694,231	711,198	722,819	778,038	782,137	756,465
Debt securities	7,600	7,801	7,836	7,510	7,250	6,846	9,788
Held-to-maturity investments	—	—	—	—	—	—	4,405
Investments	3,502	3,604	3,619	3,471	3,564	3,559	3,278
Intangible assets and property and equipment	19,035	19,739	21,431	26,109	27,238	27,112	27,264
Goodwill	26,056	26,663	27,364	27,548	28,667	28,594	26,777
Other	47,738	47,191	49,814	51,293	52,455	49,736	51,349
Total assets	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689	1,339,376	1,320,427

Liabilities and shareholders’ equity
Trading portfolio	105,947	96,621	107,225	109,792	125,507	107,888	112,461
Customer deposits	13,197	5,250	9,101	5,544	6,794	7,635	9,693
Marketable debt securities	1	—	197	—	—	—	—
Trading derivatives	59,664	64,255	71,858	79,048	92,439	73,750	80,572
Other	33,084	27,116	26,068	25,200	26,273	26,503	22,195
Other financial liabilities at fair value	51,500	50,446	62,969	62,318	64,078	55,364	58,601
Customer deposits	33,683	32,103	35,247	33,127	40,190	31,756	27,094
Marketable debt securities	5,088	3,864	4,048	3,830	3,958	4,024	3,352
Deposits at credit institutions	12,730	14,479	23,674	25,360	19,929	19,584	28,155
Financial liabilities at amortized cost	889,288	914,107	939,586	961,053	1,031,385	1,029,054	1,009,566
Due to central banks and credit institutions	98,113	104,111	106,229	122,437	142,133	138,888	141,617
Customer deposits	573,255	580,408	601,983	608,956	640,378	648,508	632,449
Marketable debt securities	179,446	187,631	191,349	193,059	204,353	196,429	193,905
Subordinated debt	17,738	19,043	17,334	17,132	19,746	19,836	19,606
Other financial liabilities	20,735	22,914	22,692	19,468	24,775	25,393	21,990
Insurance liabilities	1,548	1,602	1,671	713	670	648	644
Provisions	15,014	15,319	14,589	15,376	15,452	15,470	13,775
Other liability accounts	23,286	24,619	27,041	27,331	30,492	29,000	26,693
Total liabilities	1,086,583	1,102,715	1,153,081	1,176,581	1,267,584	1,237,424	1,221,740
Shareholders’ equity	85,371	86,774	87,893	91,664	99,987	101,904	103,307
Capital stock	5,781	5,889	5,994	6,292	7,030	7,158	7,158
Reserves	78,288	78,129	77,764	80,026	91,240	91,201	90,924
Attributable profit to the Group	1,303	2,756	4,361	5,816	1,717	4,261	5,941
Less: dividends	—	—	(226)	(471)	—	(716)	(716)
Equity adjustments by valuation	(13,254)	(11,858)	(10,568)	(10,858)	(8,072)	(10,407)	(14,987)
Minority interests	10,142	10,538	10,697	8,909	10,190	10,455	10,367
Total equity	82,259	85,455	88,023	89,714	102,105	101,952	98,687
Total liabilities and equity	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689	1,339,376	1,320,427

Customer loans

EUR million

			Variation
	30.09.15	30.09.14	Amount	%	31.12.14

Spanish Public sector	15,207	16,204	(996)	(6.1)	17,465
Other residents	152,196	158,190	(5,994)	(3.8)	154,905
Commercial bills	8,228	6,459	1,769	27.4	7,293
Secured loans	93,404	97,753	(4,349)	(4.4)	96,426
Other loans	50,564	53,978	(3,414)	(6.3)	51,187
Non-resident sector	635,840	575,032	60,808	10.6	589,557
Secured loans	398,110	351,910	46,200	13.1	369,266
Other loans	237,730	223,122	14,608	6.5	220,291
Gross customer loans	803,243	749,426	53,817	7.2	761,928
Loan-loss allowances	26,224	27,438	(1,214)	(4.4)	27,217
Net customer loans	777,020	721,988	55,031	7.6	734,711
Pro memoria: Doubtful loans	36,864	40,440	(3,576)	(8.8)	40,424
Public sector	190	167	23	13.9	167
Other residents	17,130	20,360	(3,229)	(15.9)	19,951
Non-resident sector	19,544	19,914	(369)	(1.9)	20,306

Customer loans

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15

Spanish Public sector	15,409	16,227	16,204	17,465	17,392	16,034	15,207
Other residents	162,693	162,352	158,190	154,905	155,846	155,774	152,196
Commercial bills	6,797	6,689	6,459	7,293	8,188	8,471	8,228
Secured loans	97,648	98,962	97,753	96,426	96,271	93,731	93,404
Other loans	58,248	56,701	53,978	51,187	51,387	53,571	50,564
Non-resident sector	543,753	555,784	575,032	589,557	648,820	654,899	635,840
Secured loans	323,789	339,213	351,910	369,266	403,085	410,797	398,110
Other loans	219,964	216,571	223,122	220,291	245,736	244,102	237,730
Gross customer loans	721,856	734,363	749,426	761,928	822,059	826,707	803,243
Loan-loss allowances	27,261	27,464	27,438	27,217	28,094	27,474	26,224
Net customer loans	694,595	706,899	721,988	734,711	793,965	799,233	777,020
Pro memoria: Doubtful loans	41,101	40,948	40,440	40,424	40,711	39,154	36,864
Public sector	88	126	167	167	169	173	190
Other residents	21,741	21,003	20,360	19,951	19,327	18,167	17,130
Non-resident sector	19,272	19,819	19,914	20,306	21,215	20,814	19,544

Credit risk management *

EUR million

			Variation
	30.09.15	30.09.14	Amount	%	31.12.14

Non-performing loans	37,856	41,727	(3,871)	(9.3)	41,709
NPL ratio (%)	4.50	5.28	(0.78 p. )		5.19
Loan-loss allowances	26,918	28,174	(1,257)	(4.5)	28,046
Specific	18,416	22,156	(3,740)	(16.9)	21,784
Generic	8,502	6,018	2,484	41.3	6,262
Coverage ratio (%)	71.1	67.5	3.6 p.		67.2
Cost of credit (%) **	1.26	1.52	(0.26 p. )		1.43

(*).-	Excluding country-risk

(**). - 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15

Non-performing loans	42,300	42,334	41,727	41,709	41,919	40,273	37,856
NPL ratio (%)	5.52	5.45	5.28	5.19	4.85	4.64	4.50
Loan-loss allowances	28,037	28,256	28,174	28,046	28,894	28,233	26,918
Specific	22,562	22,660	22,156	21,784	20,427	19,444	18,416
Generic	5,475	5,596	6,018	6,262	8,467	8,790	8,502
Coverage ratio (%)	66.3	66.8	67.5	67.2	68.9	70.1	71.1
Cost of credit (%) **	1.65	1.56	1.52	1.43	1.38	1.32	1.26

(*).-	Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709	41,919	40,273
Net additions	2,536	2,535	1,959	2,623	2,017	1,315	2,132
Increase in scope of consolidation	148	—	—	763	54	1	—
Exchange differences	96	293	463	(299)	853	(36)	(1,849)
Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)	(2,699)
Balance at period-end	42,300	42,334	41,727	41,709	41,919	40,273	37,856

Managed and marketed customer funds

EUR million

			Variation
	30.09.15	30.09.14	Amount	%	31.12.14

Resident public sector	8,886	9,689	(803)	(8.3)	9,349
Other residents	164,067	162,313	1,754	1.1	163,340
Demand deposits	105,730	82,530	23,200	28.1	88,312
Time deposits	56,134	75,837	(19,703)	(26.0)	67,495
Other	2,203	3,945	(1,743)	(44.2)	7,532
Non-resident sector	496,283	474,329	21,954	4.6	474,939
Demand deposits	302,251	259,141	43,110	16.6	273,889
Time deposits	139,295	156,448	(17,153)	(11.0)	151,113
Other	54,736	58,739	(4,003)	(6.8)	49,937
Customer deposits	669,236	646,331	22,906	3.5	647,628
Debt securities	197,257	195,595	1,662	0.8	196,890
Subordinated debt	19,606	17,334	2,272	13.1	17,132
On-balance-sheet customer funds	886,099	859,259	26,840	3.1	861,649
Mutual funds	122,365	124,911	(2,545)	(2.0)	124,708
Pension funds	11,220	11,341	(120)	(1.1)	11,481
Managed portfolios	25,828	24,923	906	3.6	25,599
Other managed and marketed customer funds	159,414	161,174	(1,760)	(1.1)	161,788
Managed and marketed customer funds	1,045,513	1,020,433	25,080	2.5	1,023,437

Managed and marketed customer funds

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Resident public sector	7,856	7,357	9,689	9,349	12,706	8,526	8,886
Other residents	158,292	163,548	162,313	163,340	163,702	164,045	164,067
Demand deposits	76,468	79,661	82,530	88,312	94,580	102,770	105,730
Time deposits	76,823	77,913	75,837	67,495	65,118	58,925	56,134
Other	5,000	5,974	3,945	7,532	4,005	2,350	2,203
Non-resident sector	453,988	446,855	474,329	474,939	510,954	515,328	496,283
Demand deposits	232,123	244,068	259,141	273,889	299,008	309,849	302,251
Time deposits	163,845	155,736	156,448	151,113	156,089	149,958	139,295
Other	58,020	47,052	58,739	49,937	55,856	55,521	54,736
Customer deposits	620,135	617,761	646,331	647,628	687,362	687,900	669,236
Debt securities	184,534	191,495	195,595	196,890	208,312	200,453	197,257
Subordinated debt	17,738	19,043	17,334	17,132	19,746	19,836	19,606
On-balance-sheet customer funds	822,408	828,299	859,259	861,649	915,419	908,189	886,099
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582	122,365
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675	25,828
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760	159,414
Managed and marketed customer funds	966,704	982,494	1,020,433	1,023,437	1,091,174	1,082,948	1,045,513

Eligible capital. September 2015

EUR million

	Phase-in	Fully loaded

CET1	72,576	57,577
Basic capital	72,576	63,196
Eligible capital	82,842	74,519
Risk-weighted assets	585,816	584,322
CET1 capital ratio	12.39	9.85
T1 capital ratio	12.39	10.82
BIS ratio	14.14	12.75

Eligible capital (fully loaded)*

EUR million

			Variation
	30.09.15	31.12.14	Amount	%

Capital stock and reserves	98,328	93,748	4,580	4.9
Attributable profit	5,941	5,816	125	2.2
Dividends	(1,725)	(1,014)	(711)	70.1
Other retained earnings	(16,305)	(11,468)	(4,837)	42.2
Minority interests	5,375	4,131	1,244	30.1
Goodwill and intangible assets	(28,515)	(29,164)	649	(2.2)
Treasury stock and other deductios	(5,522)	(5,767)	245	(4.3)
Core CET1	57,577	56,282	1,295	2.3
Preferred shares and other eligibles T1	5,619	4,728	891	18.9
Tier 1	63,196	61,010	2,186	3.6
Generic funds and eligible T2 instruments	11,322	7,561	3,761	49.7
Eligible capital	74,519	68,571	5,948	8.7
Risk-weighted assets	584,322	583,366	956	0.2

CET1 capital ratio	9.85	9.65	0.20
T1 capital ratio	10.82	10.46	0.36
BIS ratio	12.75	11.75	1.00

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

Key data by principal segments

	Net operating income			Ordinary profit to the Group *			Efficiency ratio (%)		Ordinary ROE (%) *
	9M ‘15	9M ‘14	Var (%)	9M ‘15	9M ‘14	Var (%)	9M ‘15	9M ‘14	9M ‘15	9M ‘14
Income statement (EUR million)
Continental Europe	4,843	4,424	9.5	1,825	1,043	74.9	51.0	52.2	7.93	4.96
o/w: Spain	2,268	2,313	(1.9)	883	538	64.2	53.2	53.2	10.06	6.48
Santander Consumer Finance	1,662	1,292	28.7	702	550	27.6	44.0	45.7	12.12	10.28
Poland	534	582	(8.2)	243	262	(7.0)	45.8	43.1	13.62	15.94
Portugal	328	325	0.9	181	113	60.5	52.9	53.2	10.02	6.54
United Kingdom	2,271	1,954	16.2	1,496	1,170	27.9	52.5	52.4	12.60	11.41
Latin America *	8,392	8,048	4.3	2,500	2,114	18.3	41.6	41.8	14.85	14.38
o/w: Brazil *	5,251	5,292	(0.8)	1,315	1,076	22.1	39.3	40.8	13.77	12.82
Mexico	1,431	1,284	11.5	456	434	5.0	42.0	42.6	12.51	12.67
Chile	1,049	949	10.6	378	339	11.5	41.5	40.2	16.97	18.11
USA	3,622	2,751	31.7	660	597	10.6	37.8	37.0	7.88	7.32
Operating areas *	19,127	17,177	11.4	6,481	4,924	31.6	45.1	45.6	10.78	9.09
Corporate Centre	(898)	(428)	109.9	(1,375)	(563)	144.3
Total Group *	18,229	16,750	8.8	5,106	4,361	17.1	47.0	46.9	7.49	7.19
(*).- In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil
	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	30.09.15	30.09.14	Var (%)	30.09.15	30.09.14	Var (%)	30.09.15	30.09.14	30.09.15	30.09.14
Activity (EUR million)
Continental Europe	278,723	265,807	4.9	263,013	260,302	1.0	7.89	8.92	60.4	58.1
o/w: Spain	156,121	156,390	(0.2)	181,636	182,273	(0.3)	6.61	7.57	47.8	45.5
Santander Consumer Finance	70,067	58,596	19.6	31,789	30,571	4.0	4.15	3.97	107.2	106.4
Poland	18,466	17,217	7.3	20,404	20,224	0.9	7.14	7.43	63.1	65.8
Portugal	23,029	23,333	(1.3)	24,091	24,131	(0.2)	8.86	8.49	56.2	53.9
United Kingdom	284,003	248,940	14.1	227,212	203,721	11.5	1.51	1.80	39.6	43.4
Latin America	129,593	136,111	(4.8)	118,044	131,120	(10.0)	4.65	5.13	85.4	83.4
o/w: Brazil	58,227	72,918	(20.1)	54,847	70,892	(22.6)	5.30	5.64	96.0	91.4
Mexico	28,198	26,162	7.8	26,540	28,691	(7.5)	3.54	3.74	93.0	90.1
Chile	31,874	29,057	9.7	23,211	21,294	9.0	5.60	5.98	52.8	52.3
USA	80,789	66,782	21.0	58,970	49,556	19.0	2.20	2.57	218.3	183.7
Operating areas	773,108	717,640	7.7	667,240	644,698	3.5	4.52	5.29	70.5	67.0
Total Group	777,020	721,988	7.6	669,236	646,331	3.5	4.50	5.28	71.1	67.5

	Employees		Branches
	30.09.15	30.09.14	30.09.15	30.09.14
Operating means
Continental Europe	56,704	56,177	5,424	5,616
o/w: Spain	24,231	25,135	3,487	3,611
Santander Consumer Finance	14,138	12,345	592	572
Poland	11,626	11,933	752	803
Portugal	5,423	5,552	575	620
United Kingdom	26,154	25,384	882	942
Latin America	88,893	83,378	5,812	5,689
o/w: Brazil	48,955	46,687	3,436	3,427
Mexico	17,704	15,912	1,354	1,299
Chile	12,334	12,135	476	476
USA	17,592	16,562	783	812
Operating areas	189,343	181,501	12,901	13,059
Corporate Centre	2,161	2,033
Total Group	191,504	183,534	12,901	13,059

Operating areas

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	24,792	22,331	2,461	11.0
Net fees	7,592	7,187	405	5.6
Gains (losses) on financial transactions	1,668	1,692	(25)	(1.5)
Other operating income *	789	352	437	124.0
Gross income	34,841	31,563	3,278	10.4
Operating expenses	(15,714)	(14,386)	(1,328)	9.2
General administrative expenses	(14,405)	(13,109)	(1,296)	9.9
Personnel	(7,722)	(7,107)	(616)	8.7
Other general administrative expenses	(6,683)	(6,002)	(681)	11.3
Depreciation and amortisation	(1,308)	(1,277)	(32)	2.5
Net operating income	19,127	17,177	1,950	11.4
Net loan-loss provisions	(7,550)	(8,110)	560	(6.9)
Other income	(1,535)	(1,372)	(163)	11.9
Ordinary profit before taxes	10,042	7,695	2,347	30.5
Tax on profit	(2,578)	(1,873)	(704)	37.6
Ordinary profit from continuing operations	7,464	5,822	1,642	28.2
Net profit from discontinued operations	—	(7)	7	(100.0)
Ordinary consolidated profit	7,464	5,815	1,649	28.4
Minority interests	983	892	92	10.3
Ordinary attributable profit to the Group	6,481	4,924	1,557	31.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	773,108	717,640	55,468	7.7
Trading portfolio (w/o loans)	139,151	136,469	2,682	2.0
Available-for-sale financial assets	114,250	96,988	17,261	17.8
Due from credit institutions **	132,666	113,863	18,804	16.5
Intangible assets and property and equipment	26,216	20,741	5,474	26.4
Other assets	117,334	114,998	2,336	2.0
Total assets/liabilities & shareholders’ equity	1,302,725	1,200,700	102,025	8.5
Customer deposits **	667,240	644,698	22,541	3.5
Marketable debt securities **	172,809	169,655	3,154	1.9
Subordinated debt **	11,252	13,853	(2,600)	(18.8)
Insurance liabilities	644	1,671	(1,027)	(61.5)
Due to credit institutions **	216,757	147,170	69,587	47.3
Other liabilities	153,095	148,573	4,521	3.0
Stockholders’ equity ***	80,928	75,079	5,849	7.8
Other managed and marketed customer funds	159,414	161,174	(1,760)	(1.1)
Mutual funds	122,365	124,911	(2,545)	(2.0)
Pension funds	11,220	11,341	(120)	(1.1)
Managed portfolios	25,828	24,923	906	3.6
Managed and marketed customer funds	1,010,715	989,379	21,335	2.2

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Ratios (%) and other data
ROE	10.78	9.09	1.69 p.
Efficiency ratio (with amortisations)	45.1	45.6	(0.5 p.	)
NPL ratio	4.52	5.29	(0.77 p.	)
NPL coverage	70.5	67.0	3.5 p.
Number of employees	189,343	181,501	7,842		4.3
Number of branches	12,901	13,059	(158)		(1.2)

Operating areas

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	7,225	7,523	7,583	7,829	8,259	8,413	8,121
Net fees	2,338	2,407	2,442	2,542	2,526	2,592	2,474
Gains (losses) on financial transactions	552	426	714	458	684	440	544
Other operating income *	34	214	105	189	205	351	233
Gross income	10,149	10,570	10,844	11,017	11,674	11,795	11,372
Operating expenses	(4,702)	(4,760)	(4,924)	(5,067)	(5,235)	(5,279)	(5,200)
General administrative expenses	(4,246)	(4,362)	(4,501)	(4,628)	(4,809)	(4,825)	(4,772)
Personnel	(2,300)	(2,363)	(2,444)	(2,503)	(2,561)	(2,638)	(2,524)
Other general administrative expenses	(1,946)	(1,998)	(2,058)	(2,125)	(2,248)	(2,187)	(2,247)
Depreciation and amortisation	(456)	(398)	(422)	(439)	(426)	(454)	(428)
Net operating income	5,446	5,810	5,921	5,950	6,438	6,517	6,172
Net loan-loss provisions	(2,697)	(2,637)	(2,777)	(2,454)	(2,562)	(2,510)	(2,478)
Other income	(406)	(460)	(505)	(468)	(417)	(551)	(568)
Ordinary profit before taxes	2,343	2,713	2,638	3,029	3,460	3,456	3,126
Tax on profit	(577)	(677)	(619)	(675)	(927)	(907)	(743)
Ordinary profit from continuing operations	1,767	2,036	2,019	2,354	2,533	2,549	2,383
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,767	2,036	2,013	2,335	2,533	2,549	2,383
Minority interests	277	318	297	291	324	351	309
Ordinary attributable profit to the Group	1,489	1,718	1,716	2,043	2,209	2,198	2,074

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	688,025	702,679	717,640	730,301	788,337	793,222	773,108
Trading portfolio (w/o loans)	114,653	125,128	136,469	142,031	155,363	139,904	139,151
Available-for-sale financial assets	88,974	88,206	96,988	111,952	121,160	125,314	114,250
Due from credit institutions **	105,998	96,069	113,863	106,259	129,653	113,202	132,666
Intangible assets and property and equipment	18,535	19,088	20,741	25,312	26,426	26,288	26,216
Other assets	117,413	116,029	114,998	111,498	115,523	105,130	117,334
Total assets/liabilities & shareholders’ equity	1,133,598	1,147,198	1,200,700	1,227,354	1,336,462	1,303,060	1,302,725
Customer deposits **	618,791	616,217	644,698	642,367	684,808	685,723	667,240
Marketable debt securities **	155,756	163,197	169,655	171,932	181,901	178,233	172,809
Subordinated debt **	13,565	13,780	13,853	13,025	13,890	12,975	11,252
Insurance liabilities	1,548	1,602	1,671	713	670	648	644
Due to credit institutions **	142,385	141,670	147,170	170,763	201,645	190,375	216,757
Other liabilities	129,158	137,235	148,573	149,679	174,028	153,987	153,095
Stockholders’ equity ***	72,394	73,496	75,079	78,875	79,520	81,120	80,928
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760	159,414
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582	122,365
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675	25,828
Managed and marketed customer funds	932,408	947,389	989,379	989,112	1,056,354	1,051,690	1,010,715

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Other information
NPL ratio	5.54	5.46	5.29	5.19	4.87	4.68	4.52
NPL coverage	66.0	66.4	67.0	66.6	68.3	69.4	70.5
Cost of credit	1.61	1.55	1.50	1.44	1.38	1.33	1.27

Operating areas

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	24,792	22,889	1,904	8.3
Net fees	7,592	7,248	344	4.7
Gains (losses) on financial transactions	1,668	1,753	(86)	(4.9)
Other operating income *	789	368	421	114.6
Gross income	34,841	32,258	2,583	8.0
Operating expenses	(15,714)	(14,702)	(1,012)	6.9
General administrative expenses	(14,405)	(13,400)	(1,005)	7.5
Personnel	(7,722)	(7,289)	(433)	5.9
Other general administrative expenses	(6,683)	(6,111)	(572)	9.4
Depreciation and amortisation	(1,308)	(1,302)	(7)	0.5
Net operating income	19,127	17,556	1,571	9.0
Net loan-loss provisions	(7,550)	(8,238)	688	(8.3)
Other income	(1,535)	(1,336)	(199)	14.9
Ordinary profit before taxes	10,042	7,982	2,060	25.8
Tax on profit	(2,578)	(1,939)	(639)	32.9
Ordinary profit from continuing operations	7,464	6,043	1,422	23.5
Net profit from discontinued operations	—	(7)	7	(100.0)
Ordinary consolidated profit	7,464	6,036	1,428	23.7
Minority interests	983	904	79	8.7
Ordinary attributable profit to the Group	6,481	5,131	1,349	26.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	773,108	711,256	61,853	8.7
Trading portfolio (w/o loans)	139,151	131,776	7,374	5.6
Available-for-sale financial assets	114,250	93,602	20,647	22.1
Due from credit institutions **	132,666	109,532	23,135	21.1
Intangible assets and property and equipment	26,216	20,778	5,438	26.2
Other assets	117,334	107,840	9,494	8.8
Total assets/liabilities & shareholders’ equity	1,302,725	1,174,784	127,941	10.9
Customer deposits **	667,240	635,039	32,201	5.1
Marketable debt securities **	172,809	167,019	5,790	3.5
Subordinated debt **	11,252	12,750	(1,498)	(11.8)
Insurance liabilities	644	1,670	(1,026)	(61.4)
Due to credit institutions **	216,757	143,838	72,919	50.7
Other liabilities	153,095	141,288	11,807	8.4
Stockholders’ equity ***	80,928	73,179	7,748	10.6
Other managed and marketed customer funds	159,417	146,216	13,201	9.0
Mutual funds	122,365	109,487	12,879	11.8
Pension funds	11,220	11,341	(120)	(1.1)
Managed portfolios	25,828	25,389	439	1.7
Managed and marketed customer funds	1,010,717	961,024	49,693	5.2

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Operating areas

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	7,528	7,707	7,654	7,931	8,095	8,288	8,409
Net fees	2,395	2,427	2,426	2,536	2,471	2,557	2,565
Gains (losses) on financial transactions	577	455	722	475	681	433	554
Other operating income *	39	218	111	196	206	348	235
Gross income	10,538	10,806	10,913	11,137	11,453	11,626	11,763
Operating expenses	(4,878)	(4,864)	(4,960)	(5,120)	(5,149)	(5,209)	(5,355)
General administrative expenses	(4,403)	(4,459)	(4,538)	(4,675)	(4,731)	(4,762)	(4,912)
Personnel	(2,392)	(2,424)	(2,473)	(2,537)	(2,519)	(2,602)	(2,601)
Other general administrative expenses	(2,011)	(2,035)	(2,065)	(2,138)	(2,212)	(2,160)	(2,311)
Depreciation and amortisation	(475)	(405)	(422)	(444)	(418)	(448)	(443)
Net operating income	5,660	5,943	5,953	6,018	6,303	6,416	6,408
Net loan-loss provisions	(2,791)	(2,664)	(2,784)	(2,454)	(2,497)	(2,468)	(2,585)
Other income	(404)	(450)	(482)	(454)	(402)	(541)	(592)
Ordinary profit before taxes	2,465	2,829	2,688	3,110	3,404	3,407	3,231
Tax on profit	(603)	(707)	(629)	(692)	(909)	(895)	(774)
Ordinary profit from continuing operations	1,862	2,121	2,059	2,418	2,496	2,512	2,457
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,862	2,121	2,053	2,399	2,496	2,512	2,457
Minority interests	285	325	294	301	319	344	320
Ordinary attributable profit to the Group	1,577	1,796	1,759	2,098	2,177	2,168	2,137

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	707,697	709,990	711,256	725,234	753,237	759,508	773,108
Trading portfolio (w/o loans)	115,172	122,060	131,776	138,686	148,738	133,343	139,151
Available-for-sale financial assets	85,826	84,405	93,602	106,788	113,931	118,192	114,250
Due from credit institutions **	106,035	94,728	109,532	103,882	124,514	108,461	132,666
Intangible assets and property and equipment	18,722	19,374	20,778	25,289	25,253	25,462	26,216
Other assets	115,300	110,506	107,840	105,791	106,216	96,807	117,334
Total assets/liabilities & shareholders’ equity	1,148,752	1,141,063	1,174,784	1,205,670	1,271,889	1,241,773	1,302,725
Customer deposits **	630,722	617,203	635,039	634,928	654,360	656,503	667,240
Marketable debt securities **	160,087	163,954	167,019	170,179	173,079	168,654	172,809
Subordinated debt **	12,964	12,738	12,750	12,036	12,464	11,593	11,252
Insurance liabilities	1,547	1,601	1,670	713	670	648	644
Due to credit institutions **	144,161	140,946	143,838	166,465	192,556	182,144	216,757
Other liabilities	126,087	131,442	141,288	144,740	164,188	145,609	153,095
Stockholders’ equity ***	73,185	73,179	73,179	76,608	74,571	76,622	80,928
Other managed and marketed customer funds	133,903	140,636	146,216	148,641	161,056	161,331	159,417
Mutual funds	99,542	104,802	109,487	111,429	122,156	123,095	122,365
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220
Managed portfolios	23,296	24,576	25,389	25,731	26,940	26,733	25,828
Managed and marketed customer funds	937,676	934,531	961,024	965,785	1,000,960	998,081	1,010,717

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Continental Europe

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	6,050	5,549	500	9.0
Net fees	2,576	2,636	(61)	(2.3)
Gains (losses) on financial transactions	815	893	(78)	(8.7)
Other operating income *	439	175	264	150.3
Gross income	9,880	9,254	625	6.8
Operating expenses	(5,037)	(4,830)	(207)	4.3
General administrative expenses	(4,683)	(4,476)	(207)	4.6
Personnel	(2,410)	(2,335)	(75)	3.2
Other general administrative expenses	(2,273)	(2,141)	(132)	6.2
Depreciation and amortisation	(354)	(354)	(0)	0.0
Net operating income	4,843	4,424	418	9.5
Net loan-loss provisions	(1,643)	(2,297)	654	(28.5)
Other income	(462)	(600)	138	(22.9)
Profit before taxes	2,737	1,527	1,210	79.2
Tax on profit	(710)	(362)	(348)	96.1
Profit from continuing operations	2,027	1,165	862	74.0
Net profit from discontinued operations	—	(7)	7	(100.0)
Consolidated profit	2,027	1,158	868	75.0
Minority interests	202	115	87	75.3
Attributable profit to the Group	1,825	1,043	782	74.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	278,723	265,807	12,916	4.9
Trading portfolio (w/o loans)	60,318	63,550	(3,232)	(5.1)
Available-for-sale financial assets	59,142	51,901	7,241	14.0
Due from credit institutions **	87,379	64,365	23,014	35.8
Intangible assets and property and equipment	11,172	8,391	2,781	33.1
Other assets	32,859	24,168	8,692	36.0
Total assets/liabilities & shareholders’ equity	529,594	478,182	51,412	10.8
Customer deposits **	263,013	260,302	2,712	1.0
Marketable debt securities **	47,267	50,508	(3,241)	(6.4)
Subordinated debt **	175	403	(228)	(56.6)
Insurance liabilities	643	1,671	(1,028)	(61.5)
Due to credit institutions **	125,066	77,125	47,941	62.2
Other liabilities	61,140	59,400	1,740	2.9
Stockholders’ equity ***	32,290	28,773	3,517	12.2
Other managed and marketed customer funds	68,030	65,556	2,473	3.8
Mutual funds	48,249	45,698	2,551	5.6
Pension funds	11,220	11,341	(120)	(1.1)
Managed portfolios	8,558	8,517	40	0.5
Managed and marketed customer funds	378,484	376,769	1,715	0.5

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	7.93	4.96	2.97 p.
Efficiency ratio (with amortisations)	51.0	52.2	(1.2 p. )
NPL ratio	7.89	8.92	(1.03 p. )
NPL coverage	60.4	58.1	2.3 p.
Number of employees	56,704	56,177	527	0.9
Number of branches	5,424	5,616	(192)	(3.4)

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,810	1,881	1,858	1,967	2,057	2,006	1,987
Net fees	889	898	849	864	842	878	855
Gains (losses) on financial transactions	324	230	339	327	404	90	321
Other operating income *	5	136	34	91	106	243	90
Gross income	3,029	3,146	3,080	3,249	3,409	3,218	3,253
Operating expenses	(1,634)	(1,611)	(1,584)	(1,614)	(1,670)	(1,679)	(1,689)
General administrative expenses	(1,503)	(1,499)	(1,473)	(1,496)	(1,560)	(1,557)	(1,565)
Personnel	(790)	(777)	(767)	(778)	(800)	(821)	(790)
Other general administrative expenses	(713)	(722)	(706)	(718)	(761)	(737)	(775)
Depreciation and amortisation	(131)	(112)	(111)	(118)	(109)	(121)	(124)
Net operating income	1,394	1,534	1,496	1,635	1,739	1,539	1,564
Net loan-loss provisions	(791)	(770)	(737)	(583)	(637)	(512)	(495)
Other income	(197)	(215)	(188)	(93)	(139)	(186)	(137)
Profit before taxes	407	550	571	959	963	842	932
Tax on profit	(88)	(134)	(140)	(277)	(252)	(216)	(242)
Profit from continuing operations	318	416	431	682	712	625	690
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Consolidated profit	318	415	425	663	712	625	690
Minority interests	35	37	43	58	72	65	65
Attributable profit to the Group	284	378	381	604	640	560	625

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	266,531	268,489	265,807	268,735	279,925	280,580	278,723
Trading portfolio (w/o loans)	55,734	59,107	63,550	65,863	76,199	62,294	60,318
Available-for-sale financial assets	44,947	45,250	51,901	56,845	60,661	61,076	59,142
Due from credit institutions **	64,024	57,594	64,365	66,602	79,357	64,823	87,379
Intangible assets and property and equipment	8,938	8,302	8,391	11,796	11,241	11,158	11,172
Other assets	24,901	25,306	24,168	26,757	27,850	27,938	32,859
Total assets/liabilities & shareholders’ equity	465,076	464,048	478,182	496,598	535,232	507,870	529,594
Customer deposits **	259,011	255,909	260,302	256,909	268,190	263,955	263,013
Marketable debt securities **	49,107	51,216	50,508	54,431	49,534	47,754	47,267
Subordinated debt **	407	409	403	409	441	171	175
Insurance liabilities	1,548	1,602	1,671	713	669	647	643
Due to credit institutions **	74,718	70,374	77,125	90,305	113,197	101,540	125,066
Other liabilities	51,739	56,055	59,400	64,304	72,885	62,801	61,140
Stockholders’ equity ***	28,545	28,482	28,773	29,526	30,315	31,003	32,290
Other managed and marketed customer funds	59,562	63,423	65,556	66,825	72,601	71,426	68,030
Mutual funds	40,844	43,882	45,698	46,936	51,486	50,915	48,249
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220
Managed portfolios	7,654	8,283	8,517	8,408	9,155	9,008	8,558
Managed and marketed customer funds	368,086	370,958	376,769	378,575	390,766	383,305	378,484

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	9.08	9.00	8.92	8.88	8.52	8.15	7.89
NPL coverage	58.0	58.4	58.1	57.2	58.6	58.9	60.4
Cost of credit	1.20	1.14	1.07	1.01	0.95	0.86	0.77

Continental Europe

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	6,050	5,551	499	9.0
Net fees	2,576	2,648	(73)	(2.7)
Gains (losses) on financial transactions	815	895	(80)	(8.9)
Other operating income *	439	176	263	149.0
Gross income	9,880	9,270	609	6.6
Operating expenses	(5,037)	(4,842)	(195)	4.0
General administrative expenses	(4,683)	(4,487)	(196)	4.4
Personnel	(2,410)	(2,343)	(67)	2.8
Other general administrative expenses	(2,273)	(2,144)	(129)	6.0
Depreciation and amortisation	(354)	(354)	0	(0.1)
Net operating income	4,843	4,429	414	9.3
Net loan-loss provisions	(1,643)	(2,294)	651	(28.4)
Other income	(462)	(600)	138	(22.9)
Profit before taxes	2,737	1,534	1,203	78.4
Tax on profit	(710)	(363)	(348)	95.9
Profit from continuing operations	2,027	1,172	855	73.0
Net profit from discontinued operations	—	(7)	7	(100.0)
Consolidated profit	2,027	1,165	862	74.0
Minority interests	202	116	86	74.5
Attributable profit to the Group	1,825	1,050	776	73.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	278,723	264,750	13,973	5.3
Trading portfolio (w/o loans)	60,318	63,587	(3,269)	(5.1)
Available-for-sale financial assets	59,142	51,814	7,329	14.1
Due from credit institutions **	87,379	64,585	22,794	35.3
Intangible assets and property and equipment	11,172	8,462	2,710	32.0
Other assets	32,859	24,134	8,725	36.2
Total assets/liabilities & shareholders’ equity	529,594	477,332	52,262	10.9
Customer deposits **	263,013	259,861	3,152	1.2
Marketable debt securities **	47,267	50,023	(2,756)	(5.5)
Subordinated debt **	175	398	(223)	(56.0)
Insurance liabilities	643	1,670	(1,027)	(61.5)
Due to credit institutions **	125,066	77,216	47,851	62.0
Other liabilities	61,140	59,374	1,766	3.0
Stockholders’ equity ***	32,290	28,791	3,499	12.2
Other managed and marketed customer funds	68,030	65,672	2,357	3.6
Mutual funds	48,249	45,646	2,603	5.7
Pension funds	11,220	11,341	(120)	(1.1)
Managed portfolios	8,558	8,686	(128)	(1.5)
Managed and marketed customer funds	378,484	375,954	2,531	0.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,813	1,882	1,855	1,973	2,058	1,997	1,995
Net fees	893	902	853	868	843	875	857
Gains (losses) on financial transactions	324	232	339	326	405	90	321
Other operating income *	5	137	34	91	106	243	90
Gross income	3,036	3,153	3,082	3,259	3,411	3,206	3,262
Operating expenses	(1,639)	(1,615)	(1,588)	(1,617)	(1,671)	(1,673)	(1,693)
General administrative expenses	(1,508)	(1,503)	(1,476)	(1,499)	(1,562)	(1,552)	(1,569)
Personnel	(793)	(780)	(770)	(781)	(800)	(818)	(792)
Other general administrative expenses	(715)	(723)	(707)	(718)	(761)	(734)	(777)
Depreciation and amortisation	(131)	(112)	(111)	(119)	(109)	(121)	(124)
Net operating income	1,397	1,538	1,494	1,641	1,741	1,532	1,570
Net loan-loss provisions	(790)	(769)	(736)	(582)	(637)	(510)	(496)
Other income	(197)	(215)	(188)	(94)	(139)	(186)	(137)
Profit before taxes	410	554	571	965	964	837	936
Tax on profit	(89)	(135)	(139)	(278)	(252)	(215)	(243)
Profit from continuing operations	321	419	431	687	713	622	693
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Consolidated profit	321	419	425	668	713	622	693
Minority interests	35	37	44	59	72	65	65
Attributable profit to the Group	286	382	381	609	641	557	628

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	266,033	267,831	264,750	268,740	278,040	279,505	278,723
Trading portfolio (w/o loans)	55,847	59,098	63,587	65,873	76,147	62,278	60,318
Available-for-sale financial assets	44,920	45,203	51,814	56,916	60,377	60,959	59,142
Due from credit institutions **	64,426	58,182	64,585	66,781	79,116	64,717	87,379
Intangible assets and property and equipment	8,929	8,321	8,462	11,852	11,197	11,151	11,172
Other assets	24,903	25,265	24,134	26,790	27,712	27,891	32,859
Total assets/liabilities & shareholders’ equity	465,058	463,898	477,332	496,952	532,589	506,501	529,594
Customer deposits **	258,737	255,542	259,861	257,054	267,029	263,410	263,013
Marketable debt securities **	48,793	50,897	50,023	54,289	49,253	47,462	47,267
Subordinated debt **	401	402	398	412	427	170	175
Insurance liabilities	1,547	1,601	1,670	713	669	647	643
Due to credit institutions **	75,053	70,829	77,216	90,536	112,485	101,224	125,066
Other liabilities	51,796	55,990	59,374	64,320	72,703	62,727	61,140
Stockholders’ equity ***	28,731	28,638	28,791	29,629	30,023	30,862	32,290
Other managed and marketed customer funds	59,759	63,631	65,672	66,979	72,379	71,374	68,030
Mutual funds	40,793	43,818	45,646	46,963	51,340	50,867	48,249
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220
Managed portfolios	7,901	8,556	8,686	8,535	9,079	9,004	8,558
Managed and marketed customer funds	367,689	370,472	375,954	378,733	389,087	382,415	378,484

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,650	2,699	(49)	(1.8)
Net fees	1,269	1,348	(79)	(5.9)
Gains (losses) on financial transactions	579	797	(218)	(27.3)
Other operating income *	343	102	242	237.6
Gross income	4,842	4,946	(104)	(2.1)
Operating expenses	(2,574)	(2,633)	59	(2.3)
General administrative expenses	(2,419)	(2,499)	79	(3.2)
Personnel	(1,255)	(1,335)	80	(6.0)
Other general administrative expenses	(1,165)	(1,164)	(1)	0.1
Depreciation and amortisation	(154)	(135)	(20)	14.7
Net operating income	2,268	2,313	(45)	(1.9)
Net loan-loss provisions	(835)	(1,425)	590	(41.4)
Other income	(174)	(123)	(51)	41.9
Profit before taxes	1,259	765	493	64.5
Tax on profit	(359)	(225)	(134)	59.4
Profit from continuing operations	900	540	360	66.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	900	540	360	66.6
Minority interests	16	2	14	599.9
Attributable profit to the Group	883	538	345	64.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	156,121	156,390	(269)	(0.2)
Trading portfolio (w/o loans)	57,331	60,300	(2,969)	(4.9)
Available-for-sale financial assets	44,340	36,684	7,656	20.9
Due from credit institutions **	65,526	45,722	19,804	43.3
Intangible assets and property and equipment	2,886	3,542	(656)	(18.5)
Other assets	12,808	7,213	5,595	77.6
Total assets/liabilities & shareholders’ equity	339,011	309,851	29,160	9.4
Customer deposits **	181,636	182,273	(637)	(0.3)
Marketable debt securities **	23,916	31,676	(7,760)	(24.5)
Subordinated debt **	2	1	1	120.2
Insurance liabilities	533	504	29	5.7
Due to credit institutions **	70,171	32,654	37,516	114.9
Other liabilities	50,117	51,766	(1,648)	(3.2)
Stockholders’ equity ***	12,637	10,976	1,661	15.1
Other managed and marketed customer funds	59,544	57,278	2,265	4.0
Mutual funds	43,145	40,555	2,590	6.4
Pension funds	10,308	10,486	(177)	(1.7)
Managed portfolios	6,090	6,238	(148)	(2.4)
Managed and marketed customer funds	265,097	271,228	(6,132)	(2.3)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	10.06	6.48	3.58 p.
Efficiency ratio (with amortisations)	53.2	53.2	(0.1 p. )
NPL ratio	6.61	7.57	(0.96 p. )
NPL coverage	47.8	45.5	2.3 p.
Number of employees	24,231	25,135	(904)	(3.6)
Number of branches	3,487	3,611	(124)	(3.4)

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	884	906	909	928	957	856	837
Net fees	455	469	424	445	414	440	415
Gains (losses) on financial transactions	293	192	312	237	302	35	242
Other operating income *	(13)	99	16	80	77	190	77
Gross income	1,620	1,665	1,661	1,690	1,749	1,522	1,570
Operating expenses	(897)	(877)	(859)	(863)	(855)	(856)	(863)
General administrative expenses	(848)	(835)	(816)	(820)	(810)	(803)	(806)
Personnel	(456)	(445)	(433)	(426)	(419)	(420)	(415)
Other general administrative expenses	(391)	(389)	(383)	(395)	(391)	(383)	(391)
Depreciation and amortisation	(50)	(42)	(43)	(43)	(45)	(53)	(57)
Net operating income	722	788	802	827	894	666	708
Net loan-loss provisions	(507)	(488)	(429)	(320)	(366)	(264)	(205)
Other income	(41)	(63)	(18)	(89)	(44)	(71)	(58)
Profit before taxes	174	237	354	417	483	331	444
Tax on profit	(52)	(71)	(102)	(124)	(139)	(93)	(127)
Profit from continuing operations	122	166	252	293	345	238	317
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	122	166	252	293	345	238	317
Minority interests	2	(0)	1	4	5	6	6
Attributable profit to the Group	120	166	252	289	340	232	311
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	157,458	159,264	156,390	157,047	157,709	158,383	156,121
Trading portfolio (w/o loans)	51,605	56,119	60,300	62,470	72,674	58,976	57,331
Available-for-sale financial assets	31,907	32,660	36,684	42,337	46,297	46,643	44,340
Due from credit institutions **	45,507	38,543	45,722	48,838	60,193	45,297	65,526
Intangible assets and property and equipment	3,856	3,600	3,542	3,423	2,866	2,904	2,886
Other assets	9,012	8,627	7,213	9,541	8,063	8,348	12,808
Total assets/liabilities & shareholders’ equity	299,346	298,813	309,851	323,657	347,801	320,551	339,011
Customer deposits **	183,196	181,065	182,273	178,446	189,734	184,294	181,636
Marketable debt securities **	35,521	33,782	31,676	35,700	27,647	26,752	23,916
Subordinated debt **	8	8	1	6	0	1	2
Insurance liabilities	551	526	504	539	566	551	533
Due to credit institutions **	25,267	23,637	32,654	42,585	56,589	45,009	70,171
Other liabilities	43,608	48,625	51,766	54,911	62,091	52,112	50,117
Stockholders’ equity ***	11,196	11,170	10,976	11,470	11,174	11,832	12,637
Other managed and marketed customer funds	51,969	55,383	57,278	58,554	63,173	62,224	59,544
Mutual funds	36,018	38,827	40,555	42,041	45,936	45,471	43,145
Pension funds	10,197	10,388	10,486	10,564	10,992	10,587	10,308
Managed portfolios	5,754	6,167	6,238	5,949	6,244	6,167	6,090
Managed and marketed customer funds	270,693	270,238	271,228	272,706	280,554	273,271	265,097
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.61	7.59	7.57	7.38	7.25	6.91	6.61
NPL coverage	44.6	44.9	45.5	45.5	46.6	46.8	47.8
Cost of credit	1.37	1.31	1.21	1.06	0.97	0.84	0.71

Santander Consumer Finance

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,292	1,736	556	32.0
Net fees	659	641	17	2.7
Gains (losses) on financial transactions	(5)	(1)	(5)	591.1
Other operating income *	23	4	19	499.2
Gross income	2,968	2,381	587	24.7
Operating expenses	(1,306)	(1,089)	(217)	20.0
General administrative expenses	(1,180)	(961)	(219)	22.8
Personnel	(554)	(434)	(119)	27.5
Other general administrative expenses	(626)	(526)	(100)	19.0
Depreciation and amortisation	(127)	(128)	2	(1.5)
Net operating income	1,662	1,292	370	28.7
Net loan-loss provisions	(440)	(401)	(39)	9.7
Other income	(102)	(102)	(0)	0.4
Profit before taxes	1,119	788	331	41.9
Tax on profit	(314)	(204)	(110)	54.2
Profit from continuing operations	805	585	220	37.7
Net profit from discontinued operations	—	(7)	7	(100.0)
Consolidated profit	805	578	227	39.3
Minority interests	102	27	75	274.0
Attributable profit to the Group	702	550	152	27.6
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	70,067	58,596	11,471	19.6
Trading portfolio (w/o loans)	90	41	49	120.1
Available-for-sale financial assets	2,876	603	2,273	376.8
Due from credit institutions **	3,410	5,544	(2,133)	(38.5)
Intangible assets and property and equipment	749	783	(34)	(4.4)
Other assets	4,581	3,355	1,226	36.6
Total assets/liabilities & shareholders’ equity	81,774	68,921	12,852	18.6
Customer deposits **	31,789	30,571	1,217	4.0
Marketable debt securities **	20,384	14,803	5,581	37.7
Subordinated debt **	73	65	8	12.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,264	13,237	3,027	22.9
Other liabilities	4,934	2,873	2,061	71.7
Stockholders’ equity ***	8,329	7,372	957	13.0
Other managed and marketed customer funds	7	7	0	3.0
Mutual funds	2	2	(0)	(10.9)
Pension funds	5	5	0	8.4
Managed portfolios	—	—	—	—
Managed and marketed customer funds	52,253	45,446	6,807	15.0
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	12.12	10.28	1.84 p.
Efficiency ratio (with amortisations)	44.0	45.7	(1.7 p. )
NPL ratio	4.15	3.97	0.18 p.
NPL coverage	107.2	106.4	0.8 p.
Number of employees	14,138	12,345	1,793	14.5
Number of branches	592	572	20	3.5

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	555	589	592	632	729	775	788
Net fees	221	212	208	199	220	216	223
Gains (losses) on financial transactions	0	1	(2)	3	0	(8)	3
Other operating income *	(1)	4	1	8	10	9	4
Gross income	776	805	800	843	959	991	1,018
Operating expenses	(370)	(361)	(358)	(379)	(422)	(442)	(443)
General administrative expenses	(319)	(322)	(320)	(332)	(384)	(398)	(398)
Personnel	(145)	(144)	(146)	(154)	(179)	(200)	(174)
Other general administrative expenses	(174)	(178)	(174)	(178)	(205)	(198)	(224)
Depreciation and amortisation	(50)	(40)	(38)	(46)	(38)	(44)	(45)
Net operating income	406	444	442	465	537	549	575
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)	(131)	(142)
Other income	(14)	(17)	(71)	65	(22)	(36)	(44)
Profit before taxes	263	304	222	387	348	382	389
Tax on profit	(64)	(84)	(56)	(111)	(96)	(110)	(108)
Profit from continuing operations	198	220	166	276	251	272	281
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Consolidated profit	198	220	160	256	251	272	281
Minority interests	6	7	14	11	31	31	40
Attributable profit to the Group	192	213	146	245	220	241	242
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	57,433	58,058	58,596	60,448	68,690	69,546	70,067
Trading portfolio (w/o loans)	878	270	41	87	31	59	90
Available-for-sale financial assets	478	591	603	988	1,122	1,841	2,876
Due from credit institutions **	7,245	6,528	5,544	5,476	5,551	6,136	3,410
Intangible assets and property and equipment	913	795	783	786	779	767	749
Other assets	3,165	3,073	3,355	3,734	4,220	4,001	4,581
Total assets/liabilities & shareholders’ equity	70,112	69,315	68,921	71,520	80,392	82,350	81,774
Customer deposits **	30,611	30,736	30,571	30,847	30,989	31,810	31,789
Marketable debt securities **	11,217	13,503	14,803	15,646	18,915	18,043	20,384
Subordinated debt **	64	65	65	66	69	70	73
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	17,662	14,861	13,237	14,266	18,285	20,573	16,264
Other liabilities	3,577	2,996	2,873	3,343	4,273	4,051	4,934
Stockholders’ equity ***	6,981	7,154	7,372	7,351	7,861	7,803	8,329
Other managed and marketed customer funds	7	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	41,899	44,310	45,446	46,566	49,980	49,930	52,253
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	4.14	4.07	3.97	4.82	4.52	4.25	4.15
NPL coverage	105.1	105.2	106.4	100.1	103.6	104.9	107.2
Cost of credit	0.89	0.87	0.85	0.90	0.93	0.91	0.87

Poland

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	579	639	(60)	(9.4)
Net fees	313	328	(15)	(4.5)
Gains (losses) on financial transactions	90	31	59	187.0
Other operating income *	2	24	(22)	(90.6)
Gross income	985	1,023	(38)	(3.7)
Operating expenses	(451)	(441)	(10)	2.2
General administrative expenses	(417)	(406)	(11)	2.8
Personnel	(243)	(231)	(12)	5.0
Other general administrative expenses	(174)	(175)	0	(0.2)
Depreciation and amortisation	(34)	(35)	2	(4.7)
Net operating income	534	582	(48)	(8.2)
Net loan-loss provisions	(124)	(129)	5	(3.9)
Other income	(0)	(11)	11	(96.8)
Profit before taxes	410	442	(32)	(7.3)
Tax on profit	(77)	(86)	10	(11.5)
Profit from continuing operations	333	355	(22)	(6.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	333	355	(22)	(6.2)
Minority interests	90	94	(4)	(4.1)
Attributable profit to the Group	243	262	(18)	(7.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	18,466	17,217	1,250	7.3
Trading portfolio (w/o loans)	1,032	795	237	29.8
Available-for-sale financial assets	5,500	5,920	(420)	(7.1)
Due from credit institutions **	1,166	952	214	22.5
Intangible assets and property and equipment	229	224	5	2.1
Other assets	1,773	2,257	(484)	(21.4)
Total assets/liabilities & shareholders’ equity	28,166	27,364	801	2.9
Customer deposits **	20,404	20,224	180	0.9
Marketable debt securities **	401	236	165	70.2
Subordinated debt **	100	337	(237)	(70.4)
Insurance liabilities	—	79	(79)	(100.0)
Due to credit institutions **	1,396	1,074	322	30.0
Other liabilities	3,476	3,101	376	12.1
Stockholders’ equity ***	2,388	2,313	74	3.2
Other managed and marketed customer funds	3,607	3,782	(175)	(4.6)
Mutual funds	3,500	3,692	(191)	(5.2)
Pension funds	—	—	—	—
Managed portfolios	107	90	17	18.6
Managed and marketed customer funds	24,512	24,579	(67)	(0.3)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	13.62	15.94	(2.32 p. )
Efficiency ratio (with amortisations)	45.8	43.1	2.6 p.
NPL ratio	7.14	7.43	(0.29 p. )
NPL coverage	63.1	65.8	(2.7 p. )
Number of employees	11,626	11,933	(307)	(2.6)
Number of branches	752	803	(51)	(6.4)

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	208	217	215	194	191	192	196
Net fees	109	111	107	107	100	110	103
Gains (losses) on financial transactions	11	7	13	48	54	19	18
Other operating income *	6	18	0	4	(4)	16	(9)
Gross income	334	353	335	353	340	336	309
Operating expenses	(148)	(149)	(144)	(144)	(151)	(153)	(146)
General administrative expenses	(136)	(137)	(133)	(132)	(139)	(142)	(136)
Personnel	(77)	(77)	(77)	(79)	(81)	(82)	(79)
Other general administrative expenses	(59)	(60)	(56)	(52)	(58)	(60)	(57)
Depreciation and amortisation	(12)	(12)	(12)	(12)	(12)	(11)	(11)
Net operating income	187	204	191	209	190	182	162
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(46)	(39)
Other income	(3)	(16)	8	22	(1)	(2)	3
Profit before taxes	141	146	155	174	150	135	125
Tax on profit	(26)	(27)	(33)	(48)	(27)	(23)	(26)
Profit from continuing operations	115	119	122	126	122	112	99
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	115	119	122	126	122	112	99
Minority interests	31	32	31	33	33	30	26
Attributable profit to the Group	84	87	91	93	89	82	73
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	16,728	17,064	17,217	16,976	18,303	18,329	18,466
Trading portfolio (w/o loans)	809	799	795	1,166	1,258	1,132	1,032
Available-for-sale financial assets	5,127	4,214	5,920	5,816	5,355	5,647	5,500
Due from credit institutions **	1,256	607	952	1,061	1,223	1,245	1,166
Intangible assets and property and equipment	223	214	224	236	241	235	229
Other assets	2,286	2,570	2,257	2,540	2,168	1,660	1,773
Total assets/liabilities & shareholders’ equity	26,428	25,467	27,364	27,794	28,548	28,248	28,166
Customer deposits **	18,803	18,325	20,224	20,144	20,481	20,181	20,404
Marketable debt securities **	121	120	236	230	240	350	401
Subordinated debt **	335	336	337	337	372	100	100
Insurance liabilities	81	79	79	77	—	—	—
Due to credit institutions **	2,218	1,563	1,074	1,264	1,268	1,659	1,396
Other liabilities	2,674	2,872	3,101	3,467	3,786	3,591	3,476
Stockholders’ equity ***	2,197	2,171	2,313	2,274	2,402	2,367	2,388
Other managed and marketed customer funds	3,555	3,647	3,782	3,515	3,960	3,928	3,607
Mutual funds	3,455	3,556	3,692	3,430	3,813	3,766	3,500
Pension funds	—	—	—	—	—	—	—
Managed portfolios	101	91	90	85	147	162	107
Managed and marketed customer funds	22,815	22,429	24,579	24,226	25,053	24,559	24,512
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.35	7.42	7.43	7.42	7.33	7.07	7.14
NPL coverage	64.6	65.3	65.8	60.3	61.6	63.5	63.1
Cost of credit	0.98	0.92	0.95	1.04	1.00	1.00	0.96

Poland

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	579	643	(63)	(9.8)
Net fees	313	329	(16)	(4.9)
Gains (losses) on financial transactions	90	31	58	185.7
Other operating income *	2	24	(22)	(90.7)
Gross income	985	1,027	(43)	(4.2)
Operating expenses	(451)	(443)	(8)	1.7
General administrative expenses	(417)	(408)	(9)	2.3
Personnel	(243)	(232)	(11)	4.5
Other general administrative expenses	(174)	(176)	1	(0.7)
Depreciation and amortisation	(34)	(36)	2	(5.1)
Net operating income	534	584	(50)	(8.6)
Net loan-loss provisions	(124)	(130)	6	(4.4)
Other income	(0)	(11)	11	(96.8)
Profit before taxes	410	444	(34)	(7.7)
Tax on profit	(77)	(87)	10	(11.9)
Profit from continuing operations	333	357	(24)	(6.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	333	357	(24)	(6.7)
Minority interests	90	94	(4)	(4.6)
Attributable profit to the Group	243	263	(20)	(7.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	18,466	16,944	1,522	9.0
Trading portfolio (w/o loans)	1,032	782	250	31.9
Available-for-sale financial assets	5,500	5,826	(327)	(5.6)
Due from credit institutions **	1,166	937	229	24.4
Intangible assets and property and equipment	229	221	8	3.7
Other assets	1,773	2,221	(448)	(20.2)
Total assets/liabilities & shareholders’ equity	28,166	26,931	1,235	4.6
Customer deposits **	20,404	19,904	500	2.5
Marketable debt securities **	401	232	169	72.9
Subordinated debt **	100	332	(232)	(69.9)
Insurance liabilities	—	78	(78)	(100.0)
Due to credit institutions **	1,396	1,057	339	32.1
Other liabilities	3,476	3,052	425	13.9
Stockholders’ equity ***	2,388	2,277	111	4.9
Other managed and marketed customer funds	3,607	3,722	(115)	(3.1)
Mutual funds	3,500	3,633	(133)	(3.7)
Pension funds	—	—	—	—
Managed portfolios	107	89	18	20.5
Managed and marketed customer funds	24,512	24,190	322	1.3
(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	209	218	216	197	193	189	198
Net fees	110	111	108	109	101	108	104
Gains (losses) on financial transactions	11	7	13	48	54	18	18
Other operating income *	6	18	0	4	(5)	16	(9)
Gross income	337	354	337	358	343	330	311
Operating expenses	(149)	(149)	(145)	(146)	(152)	(151)	(148)
General administrative expenses	(137)	(138)	(133)	(133)	(141)	(140)	(137)
Personnel	(78)	(77)	(77)	(80)	(82)	(81)	(80)
Other general administrative expenses	(59)	(61)	(56)	(53)	(58)	(59)	(57)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(12)	(11)	(11)
Net operating income	188	205	192	212	191	179	164
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(45)	(40)
Other income	(3)	(16)	8	22	(1)	(2)	3
Profit before taxes	142	147	155	176	151	132	127
Tax on profit	(26)	(27)	(33)	(48)	(28)	(22)	(26)
Profit from continuing operations	115	119	122	128	123	110	100
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	115	119	122	128	123	110	100
Minority interests	31	32	31	34	34	30	27
Attributable profit to the Group	85	87	91	95	90	80	74
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	16,441	16,710	16,944	17,089	17,616	18,097	18,466
Trading portfolio (w/o loans)	795	782	782	1,174	1,211	1,118	1,032
Available-for-sale financial assets	5,039	4,127	5,826	5,855	5,154	5,576	5,500
Due from credit institutions **	1,234	594	937	1,068	1,177	1,229	1,166
Intangible assets and property and equipment	219	209	221	237	232	232	229
Other assets	2,247	2,516	2,221	2,557	2,087	1,639	1,773
Total assets/liabilities & shareholders’ equity	25,975	24,939	26,931	27,980	27,476	27,891	28,166
Customer deposits **	18,480	17,945	19,904	20,279	19,711	19,926	20,404
Marketable debt securities **	119	118	232	232	231	346	401
Subordinated debt **	329	329	332	339	358	99	100
Insurance liabilities	79	77	78	78	—	—	—
Due to credit institutions **	2,180	1,531	1,057	1,273	1,220	1,638	1,396
Other liabilities	2,628	2,813	3,052	3,490	3,644	3,545	3,476
Stockholders’ equity ***	2,159	2,126	2,277	2,289	2,312	2,337	2,388
Other managed and marketed customer funds	3,494	3,571	3,722	3,538	3,811	3,879	3,607
Mutual funds	3,395	3,482	3,633	3,452	3,670	3,718	3,500
Pension funds	—	—	—	—	—	—	—
Managed portfolios	99	89	89	86	142	160	107
Managed and marketed customer funds	22,423	21,964	24,190	24,388	24,112	24,249	24,512

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,407	2,670	(263)	(9.8)
Net fees	1,301	1,368	(67)	(4.9)
Gains (losses) on financial transactions	374	131	243	185.7
Other operating income *	9	100	(91)	(90.7)
Gross income	4,091	4,269	(178)	(4.2)
Operating expenses	(1,872)	(1,841)	(31)	1.7
General administrative expenses	(1,732)	(1,694)	(39)	2.3
Personnel	(1,008)	(964)	(44)	4.5
Other general administrative expenses	(725)	(730)	5	(0.7)
Depreciation and amortisation	(140)	(148)	8	(5.1)
Net operating income	2,218	2,428	(210)	(8.6)
Net loan-loss provisions	(515)	(538)	23	(4.4)
Other income	(1)	(46)	44	(96.8)
Profit before taxes	1,702	1,844	(142)	(7.7)
Tax on profit	(318)	(361)	43	(11.9)
Profit from continuing operations	1,384	1,483	(99)	(6.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,384	1,483	(99)	(6.7)
Minority interests	373	391	(18)	(4.6)
Attributable profit to the Group	1,011	1,092	(81)	(7.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	78,386	71,924	6,462	9.0
Trading portfolio (w/o loans)	4,379	3,319	1,059	31.9
Available-for-sale financial assets	23,344	24,731	(1,387)	(5.6)
Due from credit institutions **	4,948	3,976	972	24.4
Intangible assets and property and equipment	973	938	35	3.7
Other assets	7,528	9,429	(1,901)	(20.2)
Total assets/liabilities & shareholders’ equity	119,557	114,317	5,240	4.6
Customer deposits **	86,613	84,489	2,124	2.5
Marketable debt securities **	1,701	984	717	72.9
Subordinated debt **	424	1,409	(985)	(69.9)
Insurance liabilities	—	330	(330)	(100.0)
Due to credit institutions **	5,928	4,488	1,440	32.1
Other liabilities	14,756	12,953	1,802	13.9
Stockholders’ equity ***	10,136	9,664	472	4.9
Other managed and marketed customer funds	15,312	15,799	(487)	(3.1)
Mutual funds	14,859	15,423	(564)	(3.7)
Pension funds	—	—	—	—
Managed portfolios	454	376	77	20.5
Managed and marketed customer funds	104,050	102,681	1,369	1.3
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	868	906	896	820	800	784	822
Net fees	458	462	448	451	420	448	433
Gains (losses) on financial transactions	47	28	55	200	225	74	75
Other operating income *	25	75	1	15	(19)	65	(37)
Gross income	1,399	1,471	1,400	1,487	1,427	1,371	1,293
Operating expenses	(618)	(621)	(603)	(606)	(632)	(626)	(614)
General administrative expenses	(569)	(571)	(554)	(554)	(584)	(580)	(569)
Personnel	(323)	(320)	(321)	(334)	(341)	(335)	(332)
Other general administrative expenses	(246)	(252)	(232)	(220)	(243)	(245)	(237)
Depreciation and amortisation	(49)	(49)	(49)	(52)	(48)	(46)	(45)
Net operating income	781	850	797	880	794	745	679
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)	(187)	(164)
Other income	(12)	(66)	33	90	(3)	(9)	11
Profit before taxes	589	609	646	732	627	549	526
Tax on profit	(110)	(113)	(138)	(200)	(115)	(93)	(110)
Profit from continuing operations	479	496	508	533	512	456	416
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	479	496	508	533	512	456	416
Minority interests	128	134	129	140	140	123	110
Attributable profit to the Group	352	362	379	393	372	333	306
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	69,787	70,930	71,924	72,541	74,776	76,820	78,386
Trading portfolio (w/o loans)	3,375	3,319	3,319	4,982	5,141	4,746	4,379
Available-for-sale financial assets	21,388	17,517	24,731	24,851	21,876	23,668	23,344
Due from credit institutions **	5,238	2,523	3,976	4,532	4,997	5,217	4,948
Intangible assets and property and equipment	931	889	938	1,008	984	983	973
Other assets	9,538	10,682	9,429	10,856	8,859	6,956	7,528
Total assets/liabilities & shareholders’ equity	110,257	105,860	114,317	118,769	116,632	118,390	119,557
Customer deposits **	78,446	76,173	84,489	86,080	83,671	84,580	86,613
Marketable debt securities **	505	501	984	984	982	1,467	1,701
Subordinated debt **	1,397	1,398	1,409	1,440	1,519	420	424
Insurance liabilities	337	328	330	331	—	—	—
Due to credit institutions **	9,252	6,499	4,488	5,402	5,181	6,953	5,928
Other liabilities	11,154	11,940	12,953	14,816	15,466	15,048	14,756
Stockholders’ equity ***	9,166	9,023	9,664	9,717	9,812	9,921	10,136
Other managed and marketed customer funds	14,833	15,160	15,799	15,018	16,179	16,464	15,312
Mutual funds	14,413	14,782	15,423	14,655	15,578	15,784	14,859
Pension funds	—	—	—	—	—	—	—
Managed portfolios	420	378	376	363	601	680	454
Managed and marketed customer funds	95,181	93,232	102,681	103,522	102,352	102,931	104,050

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Portugal

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	417	403	14	3.5
Net fees	202	209	(7)	(3.4)
Gains (losses) on financial transactions	41	53	(12)	(22.7)
Other operating income *	38	31	7	24.0
Gross income	698	695	2	0.3
Operating expenses	(369)	(370)	1	(0.2)
General administrative expenses	(342)	(332)	(11)	3.2
Personnel	(216)	(214)	(2)	1.0
Other general administrative expenses	(127)	(118)	(8)	7.1
Depreciation and amortisation	(27)	(38)	11	(29.8)
Net operating income	328	325	3	0.9
Net loan-loss provisions	(67)	(106)	40	(37.3)
Other income	(21)	(79)	57	(73.0)
Profit before taxes	240	140	100	71.3
Tax on profit	(59)	(32)	(27)	85.9
Profit from continuing operations	181	108	73	67.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	181	108	73	67.0
Minority interests	0	(4)	4	—
Attributable profit to the Group	181	113	68	60.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	23,029	23,333	(304)	(1.3)
Trading portfolio (w/o loans)	1,801	1,998	(196)	(9.8)
Available-for-sale financial assets	5,736	8,060	(2,325)	(28.8)
Due from credit institutions **	2,097	2,466	(369)	(15.0)
Intangible assets and property and equipment	696	749	(53)	(7.0)
Other assets	5,999	6,708	(708)	(10.6)
Total assets/liabilities & shareholders’ equity	39,358	43,313	(3,954)	(9.1)
Customer deposits **	24,091	24,131	(39)	(0.2)
Marketable debt securities **	2,566	3,793	(1,228)	(32.4)
Subordinated debt **	0	0	(0)	(34.2)
Insurance liabilities	22	80	(58)	(72.5)
Due to credit institutions **	9,384	12,074	(2,690)	(22.3)
Other liabilities	920	769	151	19.6
Stockholders’ equity ***	2,376	2,466	(90)	(3.7)
Other managed and marketed customer funds	2,801	2,347	454	19.3
Mutual funds	1,489	1,246	243	19.5
Pension funds	906	849	57	6.7
Managed portfolios	406	252	154	61.0
Managed and marketed customer funds	29,458	30,271	(814)	(2.7)

(**).- Including all on-balance sheet balances for this item (***).-Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	10.02	6.54	3.48 p.
Efficiency ratio (with amortisations)	52.9	53.2	(0.3 p. )
NPL ratio	8.86	8.49	0.37 p.
NPL coverage	56.2	53.9	2.3 p.
Number of employees	5,423	5,552	(129)	(2.3)
Number of branches	575	620	(45)	(7.3)

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	129	138	136	143	142	141	134
Net fees	73	66	70	71	68	67	66
Gains (losses) on financial transactions	18	22	13	35	15	10	16
Other operating income *	9	11	11	12	13	16	10
Gross income	228	237	230	261	238	234	226
Operating expenses	(124)	(123)	(123)	(128)	(123)	(122)	(124)
General administrative expenses	(109)	(111)	(111)	(115)	(114)	(113)	(115)
Personnel	(71)	(71)	(71)	(76)	(71)	(72)	(72)
Other general administrative expenses	(38)	(40)	(40)	(39)	(42)	(41)	(43)
Depreciation and amortisation	(14)	(12)	(12)	(12)	(10)	(9)	(9)
Net operating income	105	114	106	133	115	112	102
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)	(21)	(24)
Other income	(30)	(29)	(20)	(20)	(21)	(23)	23
Profit before taxes	40	45	55	96	72	67	101
Tax on profit	(9)	(9)	(14)	(24)	(17)	(18)	(24)
Profit from continuing operations	32	36	40	72	55	49	77
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	32	36	40	72	55	49	77
Minority interests	(2)	(2)	(0)	0	0	(0)	0
Attributable profit to the Group	34	38	41	72	55	49	77
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	24,240	24,111	23,333	23,180	23,045	23,097	23,029
Trading portfolio (w/o loans)	1,884	1,880	1,998	2,082	2,160	2,076	1,801
Available-for-sale financial assets	6,711	7,119	8,060	7,011	6,877	5,711	5,736
Due from credit institutions **	2,540	2,491	2,466	2,163	2,173	1,934	2,097
Intangible assets and property and equipment	800	763	749	729	700	693	696
Other assets	5,810	6,276	6,708	6,450	5,857	5,903	5,999
Total assets/liabilities & shareholders’ equity	41,986	42,640	43,313	41,616	40,813	39,415	39,358
Customer deposits **	23,586	23,253	24,131	24,016	23,529	23,796	24,091
Marketable debt securities **	2,248	3,811	3,793	2,855	2,732	2,608	2,566
Subordinated debt **	0	0	0	0	(0)	0	0
Insurance liabilities	80	80	80	27	30	24	22
Due to credit institutions **	12,916	12,274	12,074	11,543	11,043	9,794	9,384
Other liabilities	857	922	769	787	888	971	920
Stockholders’ equity ***	2,299	2,300	2,466	2,388	2,591	2,221	2,376
Other managed and marketed customer funds	2,227	2,396	2,347	2,501	2,870	2,876	2,801
Mutual funds	1,185	1,311	1,246	1,276	1,530	1,555	1,489
Pension funds	862	864	849	911	962	910	906
Managed portfolios	179	222	252	314	379	411	406
Managed and marketed customer funds	28,061	29,460	30,271	29,372	29,131	29,281	29,458
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	8.26	8.16	8.49	8.89	8.96	8.80	8.86
NPL coverage	50.6	53.1	53.9	51.8	52.4	54.2	56.2
Cost of credit	0.63	0.55	0.47	0.50	0.45	0.38	0.35

Spain’s real estate activity

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	(24)	(16)	(9)	55.9
Net fees	0	(1)	1	—
Gains (losses) on financial transactions	121	3	118	—
Other operating income *	13	(1)	14	—
Gross income	110	(14)	124	—
Operating expenses	(181)	(171)	(10)	6.0
General administrative expenses	(173)	(159)	(13)	8.3
Personnel	(49)	(42)	(7)	16.6
Other general administrative expenses	(124)	(118)	(6)	5.4
Depreciation and amortisation	(8)	(11)	3	(25.9)
Net operating income	(71)	(185)	113	(61.4)
Net loan-loss provisions	(174)	(236)	62	(26.3)
Other income	(164)	(286)	122	(42.7)
Profit before taxes	(409)	(706)	297	(42.1)
Tax on profit	122	200	(79)	(39.2)
Profit from continuing operations	(287)	(506)	219	(43.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(287)	(506)	219	(43.2)
Minority interests	(7)	(4)	(3)	76.8
Attributable profit to the Group	(280)	(502)	222	(44.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	2,982	4,365	(1,384)	(31.7)
Trading portfolio (w/o loans)	4	—	4	—
Available-for-sale financial assets	169	210	(41)	(19.5)
Due from credit institutions **	781	49	732	—
Intangible assets and property and equipment	5,692	2,437	3,255	133.6
Other assets	6,535	3,498	3,037	86.8
Total assets/liabilities & shareholders’ equity	16,163	10,560	5,603	53.1
Customer deposits **	153	224	(71)	(31.7)
Marketable debt securities **	0	—	0	—
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	10,304	6,362	3,942	62.0
Other liabilities	1,402	303	1,099	362.3
Stockholders’ equity ***	4,304	3,671	633	17.2
Other managed and marketed customer funds	42	156	(114)	(72.9)
Mutual funds	39	155	(116)	(74.9)
Pension funds	1	1	(0)	(18.7)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	195	380	(184)	(48.5)

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain’s real estate activity

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	(1)	(11)	(4)	(4)	(13)	0	(11)
Net fees	(0)	(0)	0	0	0	1	(1)
Gains (losses) on financial transactions	(0)	1	2	5	44	34	43
Other operating income *	0	(1)	(0)	(18)	8	11	(5)
Gross income	(2)	(11)	(1)	(17)	39	45	25
Operating expenses	(56)	(58)	(57)	(59)	(66)	(57)	(58)
General administrative expenses	(52)	(54)	(53)	(56)	(62)	(53)	(57)
Personnel	(14)	(14)	(13)	(14)	(18)	(13)	(17)
Other general administrative expenses	(38)	(40)	(40)	(42)	(44)	(40)	(40)
Depreciation and amortisation	(4)	(4)	(4)	(3)	(4)	(3)	(1)
Net operating income	(58)	(69)	(58)	(76)	(27)	(11)	(33)
Net loan-loss provisions	(77)	(76)	(83)	(46)	(42)	(49)	(83)
Other income	(110)	(90)	(87)	(66)	(49)	(54)	(61)
Profit before taxes	(244)	(235)	(227)	(188)	(119)	(114)	(176)
Tax on profit	69	67	64	47	36	34	53
Profit from continuing operations	(175)	(168)	(163)	(141)	(83)	(80)	(124)
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	(175)	(168)	(163)	(141)	(83)	(80)	(124)
Minority interests	(2)	(0)	(2)	9	1	(1)	(8)
Attributable profit to the Group	(173)	(168)	(161)	(150)	(85)	(79)	(116)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	5,250	4,915	4,365	4,181	3,942	3,323	2,982
Trading portfolio (w/o loans)	—	—	—	—	6	4	4
Available-for-sale financial assets	210	210	210	210	167	168	169
Due from credit institutions **	14	20	49	51	59	65	781
Intangible assets and property and equipment	3,131	2,794	2,437	5,950	5,865	5,804	5,692
Other assets	3,428	3,595	3,498	3,655	6,429	6,753	6,535
Total assets/liabilities & shareholders’ equity	12,033	11,534	10,560	14,046	16,467	16,117	16,163
Customer deposits **	238	215	224	137	149	245	153
Marketable debt securities **	—	—	—	—	—	—	0
Subordinated debt **	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	7,385	6,989	6,362	8,266	10,538	9,498	10,304
Other liabilities	329	418	303	1,587	1,624	1,841	1,402
Stockholders’ equity ***	4,081	3,911	3,671	4,056	4,156	4,533	4,304
Other managed and marketed customer funds	145	145	156	140	139	44	42
Mutual funds	144	144	155	140	138	43	39
Pension funds	1	1	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	383	360	380	278	288	288	195

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	3,691	3,113	578	18.6
Net fees	851	754	97	12.9
Gains (losses) on financial transactions	202	206	(4)	(1.9)
Other operating income *	37	28	9	31.7
Gross income	4,781	4,101	680	16.6
Operating expenses	(2,511)	(2,147)	(363)	16.9
General administrative expenses	(2,267)	(1,915)	(353)	18.4
Personnel	(1,205)	(1,149)	(56)	4.9
Other general administrative expenses	(1,062)	(765)	(297)	38.8
Depreciation and amortisation	(243)	(233)	(11)	4.5
Net operating income	2,271	1,954	317	16.2
Net loan-loss provisions	(86)	(296)	210	(70.8)
Other income	(236)	(182)	(54)	29.5
Profit before taxes	1,948	1,476	473	32.0
Tax on profit	(426)	(306)	(120)	39.1
Profit from continuing operations	1,523	1,170	353	30.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,523	1,170	353	30.2
Minority interests	27	—	27	—
Attributable profit to the Group	1,496	1,170	326	27.9
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	284,003	248,940	35,063	14.1
Trading portfolio (w/o loans)	40,406	35,264	5,143	14.6
Available-for-sale financial assets	12,940	10,736	2,203	20.5
Due from credit institutions **	14,995	16,766	(1,771)	(10.6)
Intangible assets and property and equipment	3,043	2,502	540	21.6
Other assets	27,936	40,269	(12,333)	(30.6)
Total assets/liabilities & shareholders’ equity	383,323	354,478	28,845	8.1
Customer deposits **	227,212	203,721	23,491	11.5
Marketable debt securities **	72,051	70,402	1,649	2.3
Subordinated debt **	4,098	6,121	(2,023)	(33.0)
Insurance liabilities	—	—	—	—
Due to credit institutions **	24,871	25,560	(690)	(2.7)
Other liabilities	38,500	33,665	4,835	14.4
Stockholders’ equity ***	16,591	15,009	1,582	10.5
Other managed and marketed customer funds	9,376	9,994	(618)	(6.2)
Mutual funds	9,238	9,849	(611)	(6.2)
Pension funds	—	—	—	—
Managed portfolios	138	145	(7)	(4.9)
Managed and marketed customer funds	312,737	290,238	22,499	7.8
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	12.60	11.41	1.19 p.
Efficiency ratio (with amortisations)	52.5	52.4	0.1 p.
NPL ratio	1.51	1.80	(0.29 p. )
NPL coverage	39.6	43.4	(3.8 p. )
Number of employees	26,154	25,384	770	3.0
Number of branches	882	942	(60)	(6.4)

United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	989	1,035	1,089	1,121	1,194	1,247	1,250
Net fees	247	247	260	273	287	291	273
Gains (losses) on financial transactions	78	69	58	35	60	83	58
Other operating income *	15	4	9	9	10	4	23
Gross income	1,329	1,356	1,417	1,440	1,551	1,626	1,605
Operating expenses	(701)	(709)	(737)	(771)	(823)	(843)	(844)
General administrative expenses	(614)	(631)	(670)	(680)	(749)	(759)	(760)
Personnel	(366)	(373)	(410)	(408)	(396)	(418)	(391)
Other general administrative expenses	(247)	(258)	(260)	(272)	(352)	(341)	(369)
Depreciation and amortisation	(87)	(79)	(67)	(91)	(75)	(85)	(84)
Net operating income	628	646	679	669	727	783	761
Net loan-loss provisions	(120)	(87)	(89)	(36)	(76)	(18)	7
Other income	(46)	(63)	(73)	(136)	(56)	(51)	(130)
Profit before taxes	462	496	518	497	596	714	639
Tax on profit	(91)	(103)	(112)	(110)	(117)	(159)	(149)
Profit from continuing operations	371	394	406	387	479	555	489
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	371	394	406	387	479	555	489
Minority interests	—	—	—	—	8	9	10
Attributable profit to the Group	371	394	406	387	471	545	480

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	233,937	239,237	248,940	251,191	279,334	287,896	284,003
Trading portfolio (w/o loans)	31,492	31,814	35,264	39,360	42,850	41,349	40,406
Available-for-sale financial assets	8,358	9,675	10,736	11,197	12,937	12,785	12,940
Due from credit institutions **	17,772	14,391	16,766	14,093	19,885	17,654	14,995
Intangible assets and property and equipment	2,510	2,347	2,502	2,700	3,094	3,175	3,043
Other assets	44,325	39,704	40,269	35,695	34,749	26,772	27,936
Total assets/liabilities & shareholders’ equity	338,393	337,169	354,478	354,235	392,848	389,632	383,323
Customer deposits **	194,923	193,431	203,721	202,328	220,684	230,233	227,212
Marketable debt securities **	66,366	65,816	70,402	69,581	78,569	72,622	72,051
Subordinated debt **	5,814	5,931	6,121	5,376	5,787	5,273	4,098
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	29,013	27,331	25,560	26,720	26,264	26,331	24,871
Other liabilities	28,783	30,561	33,665	34,887	45,703	39,385	38,500
Stockholders’ equity ***	13,493	14,099	15,009	15,342	15,841	15,788	16,591
Other managed and marketed customer funds	9,630	9,885	9,994	9,667	10,469	10,807	9,376
Mutual funds	9,490	9,740	9,849	9,524	10,313	10,645	9,238
Pension funds	—	—	—	—	—	—	—
Managed portfolios	140	145	145	143	156	162	138
Managed and marketed customer funds	276,734	275,063	290,238	286,953	315,509	318,935	312,737
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	1.88	1.91	1.80	1.79	1.75	1.61	1.51
NPL coverage	42.9	41.1	43.4	41.9	41.2	40.3	39.6
Cost of credit	0.23	0.22	0.19	0.14	0.11	0.08	0.04

United Kingdom

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	3,691	3,477	215	6.2
Net fees	851	842	9	1.0
Gains (losses) on financial transactions	202	230	(28)	(12.1)
Other operating income *	37	31	6	17.9
Gross income	4,781	4,580	201	4.4
Operating expenses	(2,511)	(2,398)	(113)	4.7
General administrative expenses	(2,267)	(2,138)	(129)	6.0
Personnel	(1,205)	(1,283)	78	(6.1)
Other general administrative expenses	(1,062)	(855)	(207)	24.3
Depreciation and amortisation	(243)	(260)	17	(6.4)
Net operating income	2,271	2,182	89	4.1
Net loan-loss provisions	(86)	(330)	244	(73.9)
Other income	(236)	(204)	(32)	15.9
Profit before taxes	1,948	1,648	300	18.2
Tax on profit	(426)	(342)	(84)	24.6
Profit from continuing operations	1,523	1,306	217	16.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,523	1,306	217	16.6
Minority interests	27	—	27	—
Attributable profit to the Group	1,496	1,306	189	14.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	284,003	262,019	21,984	8.4
Trading portfolio (w/o loans)	40,406	37,117	3,290	8.9
Available-for-sale financial assets	12,940	11,300	1,639	14.5
Due from credit institutions **	14,995	17,647	(2,652)	(15.0)
Intangible assets and property and equipment	3,043	2,634	409	15.5
Other assets	27,936	42,385	(14,449)	(34.1)
Total assets/liabilities & shareholders’ equity	383,323	373,102	10,221	2.7
Customer deposits **	227,212	214,424	12,788	6.0
Marketable debt securities **	72,051	74,100	(2,049)	(2.8)
Subordinated debt **	4,098	6,442	(2,344)	(36.4)
Insurance liabilities	—	—	—	—
Due to credit institutions **	24,871	26,903	(2,033)	(7.6)
Other liabilities	38,500	35,434	3,066	8.7
Stockholders’ equity ***	16,591	15,797	794	5.0
Other managed and marketed customer funds	9,376	10,519	(1,143)	(10.9)
Mutual funds	9,238	10,367	(1,128)	(10.9)
Pension funds	—	—	—	—
Managed portfolios	138	153	(15)	(9.6)
Managed and marketed customer funds	312,737	305,486	7,251	2.4

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,127	1,161	1,189	1,218	1,220	1,238	1,233
Net fees	282	277	284	297	293	289	269
Gains (losses) on financial transactions	89	78	63	38	61	83	57
Other operating income *	17	5	10	10	10	4	23
Gross income	1,514	1,520	1,546	1,563	1,585	1,614	1,582
Operating expenses	(798)	(795)	(805)	(838)	(841)	(837)	(832)
General administrative expenses	(699)	(707)	(732)	(739)	(765)	(753)	(749)
Personnel	(417)	(418)	(448)	(444)	(405)	(415)	(385)
Other general administrative expenses	(282)	(289)	(284)	(295)	(360)	(338)	(364)
Depreciation and amortisation	(99)	(88)	(73)	(99)	(76)	(84)	(83)
Net operating income	715	725	742	726	744	777	750
Net loan-loss provisions	(137)	(97)	(96)	(38)	(77)	(17)	8
Other income	(53)	(71)	(80)	(149)	(57)	(50)	(129)
Profit before taxes	526	557	565	539	609	710	629
Tax on profit	(104)	(115)	(123)	(120)	(120)	(159)	(147)
Profit from continuing operations	422	441	443	419	490	551	482
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	422	441	443	419	490	551	482
Minority interests	—	—	—	—	8	9	10
Attributable profit to the Group	422	441	443	419	482	542	472
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	262,351	259,646	262,019	264,933	275,097	277,332	284,003
Trading portfolio (w/o loans)	35,317	34,528	37,117	41,513	42,200	39,832	40,406
Available-for-sale financial assets	9,373	10,501	11,300	11,809	12,741	12,316	12,940
Due from credit institutions **	19,930	15,618	17,647	14,864	19,583	17,006	14,995
Intangible assets and property and equipment	2,814	2,548	2,634	2,847	3,047	3,059	3,043
Other assets	49,708	43,091	42,385	37,647	34,222	25,789	27,936
Total assets/liabilities & shareholders’ equity	379,495	365,932	373,102	373,613	386,890	375,334	383,323
Customer deposits **	218,599	209,932	214,424	213,397	217,337	221,784	227,212
Marketable debt securities **	74,427	71,431	74,100	73,388	77,377	69,957	72,051
Subordinated debt **	6,520	6,437	6,442	5,671	5,700	5,080	4,098
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	32,537	29,663	26,903	28,182	25,866	25,364	24,871
Other liabilities	32,279	33,168	35,434	36,795	45,010	37,940	38,500
Stockholders’ equity ***	15,132	15,301	15,797	16,181	15,600	15,208	16,591
Other managed and marketed customer funds	10,800	10,728	10,519	10,196	10,310	10,411	9,376
Mutual funds	10,642	10,571	10,367	10,045	10,156	10,254	9,238
Pension funds	—	—	—	—	—	—	—
Managed portfolios	158	157	153	151	154	156	138
Managed and marketed customer funds	310,347	298,529	305,486	302,651	310,724	307,231	312,737

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,682	2,526	156	6.2
Net fees	619	612	6	1.0
Gains (losses) on financial transactions	147	167	(20)	(12.1)
Other operating income *	27	23	4	17.9
Gross income	3,475	3,328	146	4.4
Operating expenses	(1,824)	(1,743)	(82)	4.7
General administrative expenses	(1,648)	(1,554)	(94)	6.0
Personnel	(876)	(933)	57	(6.1)
Other general administrative expenses	(772)	(621)	(151)	24.3
Depreciation and amortisation	(177)	(189)	12	(6.4)
Net operating income	1,650	1,586	65	4.1
Net loan-loss provisions	(63)	(240)	177	(73.9)
Other income	(171)	(148)	(24)	15.9
Profit before taxes	1,416	1,198	218	18.2
Tax on profit	(309)	(248)	(61)	24.6
Profit from continuing operations	1,107	949	157	16.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,107	949	157	16.6
Minority interests	20	—	20	—
Attributable profit to the Group	1,087	949	138	14.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	209,736	193,501	16,235	8.4
Trading portfolio (w/o loans)	29,840	27,411	2,430	8.9
Available-for-sale financial assets	9,556	8,345	1,211	14.5
Due from credit institutions **	11,074	13,033	(1,959)	(15.0)
Intangible assets and property and equipment	2,247	1,945	302	15.5
Other assets	20,631	31,301	(10,671)	(34.1)
Total assets/liabilities & shareholders’ equity	283,084	275,536	7,548	2.7
Customer deposits **	167,796	158,352	9,444	6.0
Marketable debt securities **	53,210	54,723	(1,514)	(2.8)
Subordinated debt **	3,026	4,758	(1,731)	(36.4)
Insurance liabilities	—	—	—	—
Due to credit institutions **	18,367	19,868	(1,501)	(7.6)
Other liabilities	28,432	26,168	2,264	8.7
Stockholders’ equity ***	12,253	11,666	586	5.0
Other managed and marketed customer funds	6,924	7,769	(844)	(10.9)
Mutual funds	6,822	7,656	(833)	(10.9)
Pension funds	—	—	—	—
Managed portfolios	102	113	(11)	(9.6)
Managed and marketed customer funds	230,956	225,602	5,355	2.4

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	819	844	864	885	887	900	896
Net fees	205	201	206	216	213	210	196
Gains (losses) on financial transactions	65	56	46	27	45	60	42
Other operating income *	12	3	7	7	7	3	17
Gross income	1,100	1,105	1,124	1,136	1,152	1,173	1,150
Operating expenses	(580)	(578)	(585)	(609)	(612)	(608)	(605)
General administrative expenses	(508)	(514)	(532)	(537)	(556)	(547)	(545)
Personnel	(303)	(304)	(326)	(322)	(294)	(302)	(280)
Other general administrative expenses	(205)	(210)	(206)	(215)	(262)	(245)	(265)
Depreciation and amortisation	(72)	(64)	(53)	(72)	(56)	(61)	(60)
Net operating income	520	527	539	527	540	565	545
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)	(12)	6
Other income	(38)	(51)	(58)	(108)	(41)	(36)	(94)
Profit before taxes	382	405	411	392	443	516	457
Tax on profit	(75)	(84)	(89)	(87)	(87)	(115)	(107)
Profit from continuing operations	307	321	322	305	356	401	350
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	307	321	322	305	356	401	350
Minority interests	—	—	—	—	6	7	7
Attributable profit to the Group	307	321	322	305	350	394	343
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	193,746	191,749	193,501	195,653	203,159	204,809	209,736
Trading portfolio (w/o loans)	26,082	25,499	27,411	30,657	31,165	29,416	29,840
Available-for-sale financial assets	6,922	7,755	8,345	8,721	9,409	9,096	9,556
Due from credit institutions **	14,718	11,534	13,033	10,977	14,462	12,559	11,074
Intangible assets and property and equipment	2,078	1,881	1,945	2,103	2,250	2,259	2,247
Other assets	36,710	31,823	31,301	27,803	25,273	19,045	20,631
Total assets/liabilities & shareholders’ equity	280,257	270,241	275,536	275,913	285,718	277,184	283,084
Customer deposits **	161,436	155,035	158,352	157,593	160,503	163,788	167,796
Marketable debt securities **	54,964	52,751	54,723	54,197	57,143	51,663	53,210
Subordinated debt **	4,815	4,754	4,758	4,188	4,209	3,751	3,026
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	24,028	21,906	19,868	20,812	19,102	18,732	18,367
Other liabilities	23,838	24,495	26,168	27,173	33,240	28,019	28,432
Stockholders’ equity ***	11,175	11,300	11,666	11,950	11,521	11,231	12,253
Other managed and marketed customer funds	7,976	7,923	7,769	7,529	7,614	7,688	6,924
Mutual funds	7,859	7,807	7,656	7,418	7,501	7,573	6,822
Pension funds	—	—	—	—	—	—	—
Managed portfolios	116	116	113	112	113	116	102
Managed and marketed customer funds	229,191	220,463	225,602	223,508	229,470	226,890	230,956

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	10,489	10,136	353	3.5
Net fees	3,366	3,185	181	5.7
Gains (losses) on financial transactions	457	458	(1)	(0.3)
Other operating income *	48	60	(11)	(18.9)
Gross income	14,360	13,839	521	3.8
Operating expenses	(5,969)	(5,791)	(178)	3.1
General administrative expenses	(5,448)	(5,248)	(200)	3.8
Personnel	(2,978)	(2,801)	(176)	6.3
Other general administrative expenses	(2,471)	(2,447)	(24)	1.0
Depreciation and amortisation	(521)	(542)	22	(4.0)
Net operating income	8,392	8,048	343	4.3
Net loan-loss provisions	(3,677)	(3,861)	184	(4.8)
Other income	(740)	(571)	(169)	29.7
Ordinary profit before taxes	3,975	3,616	358	9.9
Tax on profit	(998)	(885)	(113)	12.8
Ordinary profit from continuing operations	2,977	2,732	245	9.0
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	2,977	2,732	245	9.0
Minority interests	477	618	(141)	(22.8)
Ordinary attributable profit to the Group	2,500	2,114	386	18.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	129,593	136,111	(6,518)	(4.8)
Trading portfolio (w/o loans)	37,178	33,690	3,488	10.4
Available-for-sale financial assets	23,722	22,683	1,039	4.6
Due from credit institutions **	25,987	29,364	(3,376)	(11.5)
Intangible assets and property and equipment	3,416	3,839	(423)	(11.0)
Other assets	44,473	41,978	2,495	5.9
Total assets/liabilities & shareholders’ equity	264,369	267,665	(3,295)	(1.2)
Customer deposits **	118,044	131,120	(13,075)	(10.0)
Marketable debt securities **	31,939	32,935	(996)	(3.0)
Subordinated debt **	6,088	6,551	(463)	(7.1)
Insurance liabilities	1	—	1	—
Due to credit institutions **	41,682	30,672	11,009	35.9
Other liabilities	45,884	46,410	(526)	(1.1)
Stockholders’ equity ***	20,731	19,977	754	3.8
Other managed and marketed customer funds	62,030	70,896	(8,865)	(12.5)
Mutual funds	57,561	65,962	(8,401)	(12.7)
Pension funds	—	0	(0)	(100.0)
Managed portfolios	4,470	4,934	(464)	(9.4)
Managed and marketed customer funds	218,103	241,501	(23,399)	(9.7)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Ratios (%) and other data
Ordinary ROE	14.85	14.38	0.47 p.
Efficiency ratio (with amortisations)	41.6	41.8	(0.3 p. )
NPL ratio	4.65	5.13	(0.48 p. )
NPL coverage	85.4	83.4	2.0 p.
Number of employees	88,893	83,378	5,515	6.6
Number of branches	5,812	5,689	123	2.2

Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	3,289	3,432	3,415	3,484	3,545	3,610	3,334
Net fees	1,002	1,056	1,128	1,187	1,135	1,151	1,079
Gains (losses) on financial transactions	110	101	247	26	168	163	126
Other operating income *	(2)	42	20	22	(2)	27	23
Gross income	4,398	4,631	4,810	4,718	4,846	4,952	4,562
Operating expenses	(1,840)	(1,915)	(2,036)	(2,060)	(2,047)	(2,027)	(1,895)
General administrative expenses	(1,657)	(1,748)	(1,844)	(1,882)	(1,865)	(1,845)	(1,738)
Personnel	(882)	(939)	(981)	(997)	(1,002)	(1,020)	(956)
Other general administrative expenses	(775)	(809)	(863)	(885)	(863)	(826)	(782)
Depreciation and amortisation	(183)	(167)	(192)	(178)	(182)	(182)	(157)
Net operating income	2,558	2,716	2,774	2,658	2,800	2,925	2,667
Net loan-loss provisions	(1,239)	(1,281)	(1,341)	(1,258)	(1,210)	(1,226)	(1,241)
Other income	(161)	(180)	(231)	(271)	(203)	(273)	(264)
Ordinary profit before taxes	1,158	1,255	1,203	1,129	1,386	1,426	1,163
Tax on profit	(304)	(303)	(278)	(168)	(401)	(374)	(223)
Ordinary profit from continuing operations	854	952	925	960	985	1,052	940
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	854	952	925	960	985	1,052	940
Minority interests	199	215	204	172	145	176	156
Ordinary attributable profit to the Group	655	737	721	788	840	876	783

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	126,074	132,196	136,111	139,955	146,660	145,094	129,593
Trading portfolio (w/o loans)	24,745	31,059	33,690	31,766	34,791	34,585	37,178
Available-for-sale financial assets	26,665	25,018	22,683	31,174	31,013	34,670	23,722
Due from credit institutions **	21,060	20,571	29,364	22,104	25,749	25,756	25,987
Intangible assets and property and equipment	3,812	3,804	3,839	3,912	4,116	4,056	3,416
Other assets	40,604	41,979	41,978	39,577	43,264	40,335	44,473
Total assets/liabilities & shareholders’ equity	242,959	254,626	267,665	268,487	285,594	284,495	264,369
Customer deposits **	120,815	122,383	131,120	131,826	135,772	133,402	118,044
Marketable debt securities **	27,848	31,792	32,935	31,920	34,578	36,915	31,939
Subordinated debt **	6,641	6,739	6,551	6,443	6,743	6,659	6,088
Insurance liabilities	—	—	—	—	1	1	1
Due to credit institutions **	26,504	30,846	30,672	35,978	38,413	40,921	41,682
Other liabilities	41,840	43,114	46,410	39,945	47,835	43,404	45,884
Stockholders’ equity ***	19,311	19,752	19,977	22,376	22,251	23,193	20,731
Other managed and marketed customer funds	63,161	68,213	70,896	69,567	70,073	71,585	62,030
Mutual funds	58,577	63,518	65,962	64,627	64,919	66,315	57,561
Pension funds	0	(0)	0	(0)	—	—	—
Managed portfolios	4,583	4,695	4,934	4,940	5,153	5,270	4,470
Managed and marketed customer funds	218,465	229,127	241,501	239,755	247,166	248,561	218,103

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Other information
NPL ratio	5.19	5.18	5.13	4.79	4.64	4.74	4.65
NPL coverage	85.9	86.0	83.4	84.5	83.6	84.4	85.4
Cost of credit	4.36	4.06	3.88	3.70	3.53	3.39	3.33

Latin America

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	10,489	9,564	925	9.7
Net fees	3,366	3,013	353	11.7
Gains (losses) on financial transactions	457	464	(7)	(1.5)
Other operating income *	48	52	(3)	(6.3)
Gross income	14,360	13,093	1,268	9.7
Operating expenses	(5,969)	(5,494)	(475)	8.6
General administrative expenses	(5,448)	(4,986)	(462)	9.3
Personnel	(2,978)	(2,663)	(314)	11.8
Other general administrative expenses	(2,471)	(2,323)	(148)	6.4
Depreciation and amortisation	(521)	(508)	(13)	2.6
Net operating income	8,392	7,599	793	10.4
Net loan-loss provisions	(3,677)	(3,599)	(78)	2.2
Other income	(740)	(509)	(231)	45.3
Ordinary profit before taxes	3,975	3,491	484	13.9
Tax on profit	(998)	(845)	(153)	18.1
Ordinary profit from continuing operations	2,977	2,646	331	12.5
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	2,977	2,646	331	12.5
Minority interests	477	596	(119)	(20.0)
Ordinary attributable profit to the Group	2,500	2,050	450	22.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	129,593	109,479	20,115	18.4
Trading portfolio (w/o loans)	37,178	26,619	10,559	39.7
Available-for-sale financial assets	23,722	17,384	6,338	36.5
Due from credit institutions **	25,987	23,517	2,470	10.5
Intangible assets and property and equipment	3,416	2,932	484	16.5
Other assets	44,473	31,680	12,793	40.4
Total assets/liabilities & shareholders’ equity	264,369	211,610	52,759	24.9
Customer deposits **	118,044	105,093	12,951	12.3
Marketable debt securities **	31,939	25,138	6,802	27.1
Subordinated debt **	6,088	5,036	1,052	20.9
Insurance liabilities	1	—	1	—
Due to credit institutions **	41,682	24,205	17,477	72.2
Other liabilities	45,884	36,261	9,622	26.5
Stockholders’ equity ***	20,731	15,877	4,854	30.6
Other managed and marketed customer funds	62,030	53,483	8,548	16.0
Mutual funds	57,561	49,654	7,907	15.9
Pension funds	—	0	(0)	(100.0)
Managed portfolios	4,470	3,829	640	16.7
Managed and marketed customer funds	218,103	188,750	29,352	15.6

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	3,190	3,217	3,156	3,333	3,339	3,516	3,635
Net fees	975	994	1,045	1,127	1,070	1,123	1,173
Gains (losses) on financial transactions	114	114	236	32	163	157	136
Other operating income *	(3)	37	17	17	(3)	25	26
Gross income	4,276	4,362	4,455	4,508	4,569	4,821	4,970
Operating expenses	(1,793)	(1,808)	(1,894)	(1,965)	(1,934)	(1,975)	(2,059)
General administrative expenses	(1,615)	(1,653)	(1,718)	(1,796)	(1,763)	(1,798)	(1,887)
Personnel	(859)	(888)	(916)	(953)	(947)	(993)	(1,037)
Other general administrative expenses	(756)	(765)	(802)	(844)	(815)	(805)	(850)
Depreciation and amortisation	(177)	(155)	(176)	(169)	(171)	(177)	(172)
Net operating income	2,483	2,554	2,562	2,543	2,635	2,846	2,910
Net loan-loss provisions	(1,192)	(1,183)	(1,224)	(1,189)	(1,137)	(1,192)	(1,348)
Other income	(151)	(161)	(197)	(250)	(187)	(264)	(289)
Ordinary profit before taxes	1,139	1,210	1,141	1,104	1,311	1,389	1,274
Tax on profit	(296)	(288)	(262)	(160)	(378)	(365)	(255)
Ordinary profit from continuing operations	844	922	879	944	933	1,024	1,019
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	844	922	879	944	933	1,024	1,019
Minority interests	196	207	192	174	139	170	168
Ordinary attributable profit to the Group	647	715	687	770	795	854	851
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	103,643	106,004	109,479	115,245	120,948	123,119	129,593
Trading portfolio (w/o loans)	20,706	24,596	26,619	25,835	28,928	29,560	37,178
Available-for-sale financial assets	20,451	18,629	17,384	24,259	24,921	28,155	23,722
Due from credit institutions **	17,811	16,646	23,517	18,487	21,337	21,775	25,987
Intangible assets and property and equipment	2,948	2,855	2,932	3,107	3,350	3,363	3,416
Other assets	31,356	31,129	31,680	31,092	35,004	33,054	44,473
Total assets/liabilities & shareholders’ equity	196,916	199,859	211,610	218,026	234,488	239,026	264,369
Customer deposits **	99,183	97,485	105,093	108,879	112,217	113,249	118,044
Marketable debt securities **	21,562	24,104	25,138	25,164	27,990	30,320	31,939
Subordinated debt **	5,177	5,044	5,036	5,091	5,456	5,473	6,088
Insurance liabilities	—	—	—	—	1	1	1
Due to credit institutions **	21,618	24,461	24,205	28,501	31,378	33,999	41,682
Other liabilities	33,647	33,135	36,261	32,200	39,171	36,556	45,884
Stockholders’ equity ***	15,729	15,630	15,877	18,192	18,275	19,430	20,731
Other managed and marketed customer funds	48,645	50,824	53,483	54,421	56,651	58,631	62,030
Mutual funds	45,052	47,245	49,654	50,497	52,462	54,277	57,561
Pension funds	0	(0)	0	(0)	—	—	—
Managed portfolios	3,593	3,579	3,829	3,924	4,188	4,354	4,470
Managed and marketed customer funds	174,567	177,458	188,750	193,554	202,314	207,672	218,103

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America. Results

EUR million

	Gross income			Net operating income			Ordinary profit to the Group *
	9M ‘15	9M ‘14	Var. (%)	9M ‘15	9M ‘14	Var. (%)	9M ‘15	9M ‘14	Var. (%)

Brazil *	8,643	8,936	(3.3)	5,251	5,292	(0.8)	1,315	1,076	22.1
Mexico	2,467	2,239	10.2	1,431	1,284	11.5	456	434	5.0
Chile	1,792	1,586	13.0	1,049	949	10.6	378	339	11.5
Argentina	1,155	854	35.3	516	437	18.1	274	217	26.0
Uruguay	234	184	27.2	104	66	56.1	54	37	48.2
Peru	57	35	60.5	39	23	73.6	23	15	54.2
Rest	12	4	204.4	2	(3)	—	0	(5)	—
Total *	14,360	13,839	3.8	8,392	8,048	4.3	2,500	2,114	18.3

(*).- In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Ordinary profit to the Group *
	9M ‘15	9M ‘14	Var. (%)	9M ‘15	9M ‘14	Var. (%)	9M ‘15	9M ‘14	Var. (%)
Brazil *	8,643	7,943	8.8	5,251	4,704	11.6	1,315	957	37.4
Mexico	2,467	2,296	7.4	1,431	1,317	8.7	456	445	2.4
Chile	1,792	1,695	5.8	1,049	1,014	3.5	378	362	4.4
Argentina	1,155	923	25.1	516	472	9.2	274	235	16.6
Uruguay	234	194	21.1	104	70	48.6	54	39	41.2
Peru	57	39	47.5	39	25	59.5	23	17	41.6
Rest	12	4	238.0	2	(2)	—	0	(4)	—
Total *	14,360	13,093	9.7	8,392	7,599	10.4	2,500	2,050	22.0

(*).- In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	6,416	6,693	(276)	(4.1)
Net fees	2,012	2,050	(38)	(1.9)
Gains (losses) on financial transactions	96	117	(21)	(18.0)
Other operating income *	119	77	43	55.6
Gross income	8,643	8,936	(293)	(3.3)
Operating expenses	(3,393)	(3,644)	252	(6.9)
General administrative expenses	(3,062)	(3,261)	198	(6.1)
Personnel	(1,671)	(1,738)	68	(3.9)
Other general administrative expenses	(1,392)	(1,523)	131	(8.6)
Depreciation and amortisation	(330)	(384)	53	(13.9)
Net operating income	5,251	5,292	(42)	(0.8)
Net loan-loss provisions	(2,467)	(2,795)	328	(11.7)
Other income	(727)	(561)	(166)	29.6
Ordinary profit before taxes	2,057	1,936	121	6.2
Tax on profit	(582)	(533)	(49)	9.2
Ordinary profit from continuing operations	1,474	1,403	72	5.1
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,474	1,403	72	5.1
Minority interests	160	326	(167)	(51.0)
Ordinary attributable profit to the Group	1,315	1,076	238	22.1
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	58,227	72,918	(14,690)	(20.1)
Trading portfolio (w/o loans)	14,836	18,130	(3,293)	(18.2)
Available-for-sale financial assets	15,086	15,290	(204)	(1.3)
Due from credit institutions **	12,564	14,982	(2,417)	(16.1)
Intangible assets and property and equipment	2,129	2,742	(614)	(22.4)
Other assets	32,139	30,763	1,376	4.5
Total assets/liabilities & shareholders’ equity	134,982	154,824	(19,842)	(12.8)
Customer deposits **	54,847	70,892	(16,046)	(22.6)
Marketable debt securities **	21,045	22,999	(1,955)	(8.5)
Subordinated debt **	3,986	4,372	(385)	(8.8)
Insurance liabilities	1	—	1	—
Due to credit institutions **	22,412	17,843	4,569	25.6
Other liabilities	21,795	27,543	(5,748)	(20.9)
Stockholders’ equity ***	10,896	11,175	(279)	(2.5)
Other managed and marketed customer funds	41,753	50,864	(9,110)	(17.9)
Mutual funds	39,129	47,513	(8,384)	(17.6)
Pension funds	—	0	(0)	(100.0)
Managed portfolios	2,625	3,351	(727)	(21.7)
Managed and marketed customer funds	121,631	149,127	(27,496)	(18.4)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Ratios (%) and other data
Ordinary ROE	13.77	12.82	0.94 p.
Efficiency ratio (with amortisations)	39.3	40.8	(1.5 p. )
NPL ratio	5.30	5.64	(0.34 p. )
NPL coverage	96.0	91.4	4.6 p.
Number of employees	48,955	46,687	2,268	4.9
Number of branches	3,436	3,427	9	0.3

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	2,179	2,266	2,247	2,157	2,254	2,186	1,976
Net fees	627	683	740	781	707	683	622
Gains (losses) on financial transactions	13	(40)	144	(35)	24	66	6
Other operating income *	7	44	26	40	21	46	53
Gross income	2,826	2,952	3,158	2,943	3,007	2,981	2,656
Operating expenses	(1,140)	(1,204)	(1,299)	(1,298)	(1,187)	(1,151)	(1,056)
General administrative expenses	(1,014)	(1,083)	(1,163)	(1,177)	(1,068)	(1,034)	(960)
Personnel	(542)	(583)	(613)	(615)	(574)	(571)	(525)
Other general administrative expenses	(472)	(501)	(550)	(561)	(494)	(463)	(435)
Depreciation and amortisation	(126)	(121)	(136)	(121)	(118)	(116)	(96)
Net operating income	1,686	1,748	1,858	1,645	1,820	1,830	1,600
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)	(828)	(813)
Other income	(143)	(166)	(253)	(244)	(209)	(263)	(255)
Ordinary profit before taxes	639	650	647	514	785	739	533
Tax on profit	(194)	(178)	(160)	(111)	(253)	(230)	(99)
Ordinary profit from continuing operations	444	471	487	403	532	509	434
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	444	471	487	403	532	509	434
Minority interests	106	110	111	42	55	56	49
Ordinary attributable profit to the Group	339	362	376	361	477	452	385
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	68,518	71,475	72,918	74,373	72,492	72,083	58,227
Trading portfolio (w/o loans)	11,314	16,954	18,130	18,256	14,720	15,822	14,836
Available-for-sale financial assets	19,790	18,352	15,290	22,939	23,071	26,054	15,086
Due from credit institutions **	9,048	10,129	14,982	10,276	11,351	13,299	12,564
Intangible assets and property and equipment	2,797	2,796	2,742	2,640	2,683	2,672	2,129
Other assets	29,629	31,608	30,763	27,803	29,622	28,573	32,139
Total assets/liabilities & shareholders’ equity	141,097	151,315	154,824	156,287	153,938	158,503	134,982
Customer deposits **	65,934	68,450	70,892	68,539	65,221	67,207	54,847
Marketable debt securities **	19,898	21,772	22,999	21,903	22,597	24,688	21,045
Subordinated debt **	4,585	4,821	4,372	4,368	4,471	4,455	3,986
Insurance liabilities	—	—	—	—	1	1	1
Due to credit institutions **	14,903	17,281	17,843	24,108	22,329	25,052	22,412
Other liabilities	24,873	27,691	27,543	24,386	27,084	23,590	21,795
Stockholders’ equity ***	10,904	11,300	11,175	12,983	12,236	13,509	10,896
Other managed and marketed customer funds	45,749	49,593	50,864	49,806	47,664	49,878	41,753
Mutual funds	42,602	46,394	47,513	46,559	44,589	46,614	39,129
Pension funds	0	(0)	0	(0)	—	—	—
Managed portfolios	3,147	3,199	3,351	3,248	3,075	3,264	2,625
Managed and marketed customer funds	136,165	144,636	149,127	144,616	139,953	146,228	121,631

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Other information
NPL ratio	5.74	5.78	5.64	5.05	4.90	5.13	5.30
NPL coverage	95.2	94.8	91.4	95.4	95.2	95.9	96.0
Cost of credit	5.82	5.38	5.14	4.91	4.63	4.45	4.40

Brazil

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	6,416	5,949	468	7.9
Net fees	2,012	1,823	190	10.4
Gains (losses) on financial transactions	96	104	(8)	(7.7)
Other operating income *	119	68	51	75.0
Gross income	8,643	7,943	700	8.8
Operating expenses	(3,393)	(3,239)	(153)	4.7
General administrative expenses	(3,062)	(2,898)	(164)	5.7
Personnel	(1,671)	(1,545)	(126)	8.1
Other general administrative expenses	(1,392)	(1,353)	(38)	2.8
Depreciation and amortisation	(330)	(341)	11	(3.1)
Net operating income	5,251	4,704	547	11.6
Net loan-loss provisions	(2,467)	(2,485)	17	(0.7)
Other income	(727)	(499)	(228)	45.8
Ordinary profit before taxes	2,057	1,721	336	19.5
Tax on profit	(582)	(474)	(108)	22.9
Ordinary profit from continuing operations	1,474	1,247	228	18.2
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,474	1,247	228	18.2
Minority interests	160	290	(130)	(44.9)
Ordinary attributable profit to the Group	1,315	957	358	37.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	58,227	50,156	8,071	16.1
Trading portfolio (w/o loans)	14,836	12,470	2,366	19.0
Available-for-sale financial assets	15,086	10,517	4,569	43.4
Due from credit institutions **	12,564	10,305	2,259	21.9
Intangible assets and property and equipment	2,129	1,886	242	12.9
Other assets	32,139	21,160	10,979	51.9
Total assets/liabilities & shareholders’ equity	134,982	106,495	28,487	26.7
Customer deposits **	54,847	48,763	6,084	12.5
Marketable debt securities **	21,045	15,820	5,225	33.0
Subordinated debt **	3,986	3,007	979	32.6
Insurance liabilities	1	—	1	—
Due to credit institutions **	22,412	12,273	10,139	82.6
Other liabilities	21,795	18,945	2,850	15.0
Stockholders’ equity ***	10,896	7,687	3,209	41.7
Other managed and marketed customer funds	41,753	34,987	6,767	19.3
Mutual funds	39,129	32,681	6,447	19.7
Pension funds	—	0	(0)	(100.0)
Managed portfolios	2,625	2,305	320	13.9
Managed and marketed customer funds	121,631	102,576	19,055	18.6

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	2,025	1,987	1,938	1,965	2,079	2,128	2,210
Net fees	583	599	640	709	652	664	695
Gains (losses) on financial transactions	12	(37)	128	(31)	22	63	11
Other operating income *	6	39	22	37	19	44	56
Gross income	2,626	2,589	2,729	2,680	2,772	2,899	2,972
Operating expenses	(1,059)	(1,057)	(1,123)	(1,180)	(1,094)	(1,120)	(1,179)
General administrative expenses	(942)	(951)	(1,005)	(1,070)	(985)	(1,007)	(1,070)
Personnel	(504)	(512)	(530)	(560)	(530)	(556)	(585)
Other general administrative expenses	(439)	(439)	(476)	(510)	(455)	(451)	(485)
Depreciation and amortisation	(117)	(106)	(118)	(110)	(109)	(113)	(108)
Net operating income	1,566	1,532	1,605	1,499	1,678	1,780	1,793
Net loan-loss provisions	(840)	(818)	(827)	(808)	(762)	(805)	(900)
Other income	(132)	(146)	(221)	(221)	(193)	(255)	(280)
Ordinary profit before taxes	594	569	558	470	723	720	613
Tax on profit	(181)	(156)	(138)	(102)	(233)	(225)	(125)
Ordinary profit from continuing operations	413	414	420	368	491	495	489
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	413	414	420	368	491	495	489
Minority interests	98	96	96	39	51	55	54
Ordinary attributable profit to the Group	315	317	325	329	440	440	434
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	47,826	47,857	50,156	53,458	56,556	55,820	58,227
Trading portfolio (w/o loans)	7,897	11,352	12,470	13,122	11,484	12,252	14,836
Available-for-sale financial assets	13,814	12,288	10,517	16,488	17,999	20,176	15,086
Due from credit institutions **	6,316	6,782	10,305	7,386	8,856	10,299	12,564
Intangible assets and property and equipment	1,953	1,872	1,886	1,897	2,093	2,069	2,129
Other assets	20,681	21,164	21,160	19,984	23,110	22,127	32,139
Total assets/liabilities & shareholders’ equity	98,486	101,316	106,495	112,335	120,099	122,744	134,982
Customer deposits **	46,022	45,832	48,763	49,264	50,883	52,045	54,847
Marketable debt securities **	13,889	14,578	15,820	15,743	17,630	19,118	21,045
Subordinated debt **	3,200	3,228	3,007	3,139	3,488	3,450	3,986
Insurance liabilities	—	—	—	—	1	1	1
Due to credit institutions **	10,402	11,571	12,273	17,328	17,420	19,400	22,412
Other liabilities	17,362	18,541	18,945	17,528	21,130	18,268	21,795
Stockholders’ equity ***	7,611	7,566	7,687	9,332	9,546	10,462	10,896
Other managed and marketed customer funds	31,933	33,206	34,987	35,799	37,187	38,625	41,753
Mutual funds	29,736	31,064	32,681	33,465	34,787	36,097	39,129
Pension funds	0	(0)	0	(0)	—	—	—
Managed portfolios	2,197	2,142	2,305	2,334	2,399	2,528	2,625
Managed and marketed customer funds	95,044	96,844	102,576	103,947	109,188	113,238	121,631

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

R$ million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	22,372	20,742	1,630	7.9
Net fees	7,016	6,355	661	10.4
Gains (losses) on financial transactions	334	362	(28)	(7.7)
Other operating income *	415	237	178	75.0
Gross income	30,137	27,696	2,441	8.8
Operating expenses	(11,829)	(11,294)	(535)	4.7
General administrative expenses	(10,677)	(10,105)	(572)	5.7
Personnel	(5,825)	(5,387)	(438)	8.1
Other general administrative expenses	(4,852)	(4,719)	(134)	2.8
Depreciation and amortisation	(1,152)	(1,189)	37	(3.1)
Net operating income	18,307	16,402	1,906	11.6
Net loan-loss provisions	(8,602)	(8,663)	61	(0.7)
Other income	(2,534)	(1,739)	(796)	45.8
Ordinary profit before taxes	7,171	6,000	1,171	19.5
Tax on profit	(2,030)	(1,652)	(378)	22.9
Ordinary profit from continuing operations	5,141	4,347	793	18.2
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	5,141	4,347	793	18.2
Minority interests	557	1,011	(454)	(44.9)
Ordinary attributable profit to the Group	4,584	3,336	1,248	37.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	260,905	224,739	36,166	16.1
Trading portfolio (w/o loans)	66,478	55,877	10,601	19.0
Available-for-sale financial assets	67,598	47,125	20,474	43.4
Due from credit institutions **	56,297	46,175	10,123	21.9
Intangible assets and property and equipment	9,538	8,452	1,087	12.9
Other assets	144,008	94,815	49,193	51.9
Total assets/liabilities & shareholders’ equity	604,826	477,183	127,643	26.7
Customer deposits **	245,756	218,497	27,260	12.5
Marketable debt securities **	94,297	70,886	23,411	33.0
Subordinated debt **	17,861	13,473	4,388	32.6
Insurance liabilities	4	—	4	—
Due to credit institutions **	100,426	54,994	45,431	82.6
Other liabilities	97,659	84,889	12,770	15.0
Stockholders’ equity ***	48,822	34,443	14,379	41.7
Other managed and marketed customer funds	187,089	156,768	30,321	19.3
Mutual funds	175,328	146,439	28,889	19.7
Pension funds	—	0	(0)	(100.0)
Managed portfolios	11,761	10,329	1,432	13.9
Managed and marketed customer funds	545,003	459,623	85,379	18.6

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	7,060	6,927	6,756	6,851	7,248	7,419	7,705
Net fees	2,032	2,090	2,233	2,473	2,275	2,317	2,424
Gains (losses) on financial transactions	42	(127)	447	(107)	77	220	37
Other operating income *	21	137	78	128	67	153	195
Gross income	9,156	9,026	9,514	9,344	9,666	10,109	10,362
Operating expenses	(3,694)	(3,684)	(3,917)	(4,116)	(3,815)	(3,904)	(4,110)
General administrative expenses	(3,285)	(3,315)	(3,506)	(3,731)	(3,434)	(3,511)	(3,732)
Personnel	(1,756)	(1,784)	(1,847)	(1,952)	(1,847)	(1,937)	(2,040)
Other general administrative expenses	(1,529)	(1,531)	(1,658)	(1,779)	(1,587)	(1,573)	(1,692)
Depreciation and amortisation	(409)	(369)	(411)	(385)	(381)	(394)	(378)
Net operating income	5,462	5,343	5,597	5,228	5,851	6,205	6,251
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)	(2,808)	(3,138)
Other income	(462)	(508)	(770)	(772)	(672)	(888)	(975)
Ordinary profit before taxes	2,070	1,985	1,945	1,638	2,523	2,509	2,139
Tax on profit	(630)	(543)	(479)	(356)	(812)	(783)	(435)
Ordinary profit from continuing operations	1,440	1,442	1,466	1,283	1,711	1,726	1,704
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	1,440	1,442	1,466	1,283	1,711	1,726	1,704
Minority interests	342	336	333	137	177	191	190
Ordinary attributable profit to the Group	1,098	1,106	1,132	1,146	1,534	1,536	1,514
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	214,298	214,440	224,739	239,534	253,417	250,119	260,905
Trading portfolio (w/o loans)	35,386	50,867	55,877	58,797	51,459	54,899	66,478
Available-for-sale financial assets	61,896	55,060	47,125	73,879	80,650	90,406	67,598
Due from credit institutions **	28,299	30,390	46,175	33,096	39,680	46,147	56,297
Intangible assets and property and equipment	8,749	8,389	8,452	8,501	9,380	9,271	9,538
Other assets	92,667	94,830	94,815	89,545	103,552	99,147	144,008
Total assets/liabilities & shareholders’ equity	441,295	453,975	477,183	503,353	538,138	549,990	604,826
Customer deposits **	206,215	205,364	218,497	220,744	227,998	233,203	245,756
Marketable debt securities **	62,233	65,322	70,886	70,543	78,994	85,665	94,297
Subordinated debt **	14,339	14,463	13,473	14,067	15,630	15,457	17,861
Insurance liabilities	—	—	—	—	3	4	4
Due to credit institutions **	46,611	51,846	54,994	77,644	78,056	86,929	100,426
Other liabilities	77,794	83,077	84,889	78,540	94,682	81,855	97,659
Stockholders’ equity ***	34,103	33,903	34,443	41,815	42,774	46,876	48,822
Other managed and marketed customer funds	143,083	148,788	156,768	160,410	166,625	173,071	187,089
Mutual funds	133,241	139,191	146,439	149,951	155,875	161,745	175,328
Pension funds	0	(0)	0	(0)	—	—	—
Managed portfolios	9,842	9,597	10,329	10,459	10,750	11,326	11,761
Managed and marketed customer funds	425,871	433,937	459,623	465,765	489,248	507,397	545,003

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Mexico

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	1,818	1,567	251	16.0
Net fees	601	568	33	5.9
Gains (losses) on financial transactions	102	139	(37)	(26.4)
Other operating income *	(54)	(34)	(20)	58.9
Gross income	2,467	2,239	228	10.2
Operating expenses	(1,035)	(955)	(80)	8.4
General administrative expenses	(948)	(879)	(69)	7.8
Personnel	(504)	(435)	(68)	15.7
Other general administrative expenses	(444)	(444)	(0)	0.1
Depreciation and amortisation	(88)	(76)	(12)	15.2
Net operating income	1,431	1,284	147	11.5
Net loan-loss provisions	(662)	(579)	(83)	14.3
Other income	6	2	4	159.2
Profit before taxes	776	707	68	9.7
Tax on profit	(169)	(139)	(30)	21.7
Profit from continuing operations	607	569	38	6.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	607	569	38	6.7
Minority interests	152	135	17	12.3
Attributable profit to the Group	456	434	22	5.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	28,198	26,162	2,036	7.8
Trading portfolio (w/o loans)	18,448	12,469	5,979	47.9
Available-for-sale financial assets	4,939	4,097	841	20.5
Due from credit institutions **	7,744	9,606	(1,862)	(19.4)
Intangible assets and property and equipment	363	392	(29)	(7.4)
Other assets	5,716	5,463	253	4.6
Total assets/liabilities & shareholders’ equity	65,408	58,189	7,219	12.4
Customer deposits **	26,540	28,691	(2,151)	(7.5)
Marketable debt securities **	4,068	3,791	277	7.3
Subordinated debt **	1,159	1,027	132	12.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	11,794	6,617	5,177	78.2
Other liabilities	16,801	13,302	3,499	26.3
Stockholders’ equity ***	5,045	4,762	284	6.0
Other managed and marketed customer funds	11,631	12,406	(775)	(6.2)
Mutual funds	11,631	12,406	(775)	(6.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	43,399	45,915	(2,516)	(5.5)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	12.51	12.67	(0.15 p. )
Efficiency ratio (with amortisations)	42.0	42.6	(0.7 p. )
NPL ratio	3.54	3.74	(0.20 p. )
NPL coverage	93.0	90.1	2.9 p.
Number of employees	17,704	15,912	1,792	11.3
Number of branches	1,354	1,299	55	4.2

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	499	518	549	572	597	621	600
Net fees	189	188	191	197	194	213	194
Gains (losses) on financial transactions	26	61	52	22	43	33	26
Other operating income *	(12)	(7)	(15)	(10)	(15)	(14)	(26)
Gross income	701	760	778	780	819	854	794
Operating expenses	(312)	(317)	(325)	(328)	(355)	(353)	(327)
General administrative expenses	(286)	(293)	(299)	(301)	(325)	(322)	(301)
Personnel	(138)	(144)	(153)	(158)	(168)	(173)	(163)
Other general administrative expenses	(148)	(149)	(147)	(143)	(157)	(148)	(138)
Depreciation and amortisation	(26)	(24)	(26)	(27)	(30)	(32)	(26)
Net operating income	389	442	453	452	463	501	467
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)	(224)	(227)
Other income	(2)	(2)	6	(1)	8	(2)	1
Profit before taxes	209	250	249	274	260	274	241
Tax on profit	(43)	(50)	(45)	(46)	(59)	(61)	(48)
Profit from continuing operations	166	200	204	228	201	213	193
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	166	200	204	228	201	213	193
Minority interests	40	46	49	56	48	53	50
Attributable profit to the Group	126	154	154	172	153	160	143
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	22,381	24,516	26,162	25,873	29,112	28,609	28,198
Trading portfolio (w/o loans)	11,293	11,603	12,469	10,185	16,677	15,391	18,448
Available-for-sale financial assets	3,475	3,944	4,097	4,624	4,065	3,986	4,939
Due from credit institutions **	8,347	6,975	9,606	7,058	8,447	7,086	7,744
Intangible assets and property and equipment	395	397	392	440	493	460	363
Other assets	5,637	5,494	5,463	5,545	6,323	5,781	5,716
Total assets/liabilities & shareholders’ equity	51,529	52,928	58,189	53,726	65,118	61,312	65,408
Customer deposits **	25,592	24,803	28,691	28,627	30,965	28,747	26,540
Marketable debt securities **	2,496	3,818	3,791	3,266	4,492	4,720	4,068
Subordinated debt **	946	971	1,027	1,088	1,202	1,181	1,159
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	5,935	7,868	6,617	6,206	9,988	8,473	11,794
Other liabilities	12,010	10,799	13,302	9,796	13,608	13,329	16,801
Stockholders’ equity ***	4,551	4,669	4,762	4,744	4,863	4,862	5,045
Other managed and marketed customer funds	11,016	11,724	12,406	11,523	13,222	12,557	11,631
Mutual funds	11,016	11,724	12,406	11,523	13,222	12,557	11,631
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	40,049	41,316	45,915	44,504	49,881	47,205	43,399

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	3.62	3.52	3.74	3.84	3.71	3.81	3.54
NPL coverage	98.6	96.6	90.1	86.1	88.4	87.5	93.0
Cost of credit	3.59	3.58	3.26	2.98	2.92	2.89	2.87

Mexico

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	1,818	1,607	211	13.1
Net fees	601	582	19	3.2
Gains (losses) on financial transactions	102	142	(40)	(28.3)
Other operating income *	(54)	(35)	(19)	54.9
Gross income	2,467	2,296	170	7.4
Operating expenses	(1,035)	(979)	(56)	5.7
General administrative expenses	(948)	(901)	(46)	5.1
Personnel	(504)	(446)	(57)	12.8
Other general administrative expenses	(444)	(455)	11	(2.4)
Depreciation and amortisation	(88)	(78)	(10)	12.3
Net operating income	1,431	1,317	114	8.7
Net loan-loss provisions	(662)	(594)	(68)	11.4
Other income	6	3	4	152.7
Profit before taxes	776	726	50	6.9
Tax on profit	(169)	(142)	(26)	18.6
Profit from continuing operations	607	583	24	4.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	607	583	24	4.1
Minority interests	152	138	13	9.5
Attributable profit to the Group	456	445	11	2.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	28,198	23,433	4,764	20.3
Trading portfolio (w/o loans)	18,448	11,169	7,279	65.2
Available-for-sale financial assets	4,939	3,670	1,269	34.6
Due from credit institutions **	7,744	8,604	(860)	(10.0)
Intangible assets and property and equipment	363	351	12	3.4
Other assets	5,716	4,894	823	16.8
Total assets/liabilities & shareholders’ equity	65,408	52,121	13,287	25.5
Customer deposits **	26,540	25,699	841	3.3
Marketable debt securities **	4,068	3,396	673	19.8
Subordinated debt **	1,159	920	239	26.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	11,794	5,926	5,867	99.0
Other liabilities	16,801	11,915	4,886	41.0
Stockholders’ equity ***	5,045	4,265	780	18.3
Other managed and marketed customer funds	11,631	11,112	519	4.7
Mutual funds	11,631	11,112	519	4.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	43,399	41,126	2,273	5.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	522	533	551	572	580	606	632
Net fees	198	193	192	196	188	209	204
Gains (losses) on financial transactions	27	63	52	21	41	33	28
Other operating income *	(13)	(7)	(15)	(10)	(14)	(13)	(27)
Gross income	734	782	780	779	795	834	837
Operating expenses	(327)	(327)	(326)	(327)	(345)	(345)	(345)
General administrative expenses	(299)	(302)	(300)	(301)	(316)	(314)	(318)
Personnel	(145)	(148)	(153)	(158)	(163)	(169)	(171)
Other general administrative expenses	(154)	(154)	(147)	(143)	(153)	(145)	(146)
Depreciation and amortisation	(27)	(25)	(26)	(27)	(29)	(31)	(28)
Net operating income	407	456	454	452	450	489	492
Net loan-loss provisions	(187)	(196)	(211)	(177)	(205)	(219)	(238)
Other income	(2)	(2)	6	(1)	7	(2)	1
Profit before taxes	219	257	250	274	253	268	255
Tax on profit	(45)	(52)	(45)	(46)	(58)	(60)	(51)
Profit from continuing operations	173	206	205	229	195	208	204
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	173	206	205	229	195	208	204
Minority interests	42	47	50	56	47	52	53
Attributable profit to the Group	132	159	155	173	149	156	151

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	21,246	22,883	23,433	24,361	25,331	26,433	28,198
Trading portfolio (w/o loans)	10,721	10,830	11,169	9,590	14,511	14,220	18,448
Available-for-sale financial assets	3,299	3,681	3,670	4,354	3,537	3,683	4,939
Due from credit institutions **	7,924	6,510	8,604	6,646	7,350	6,547	7,744
Intangible assets and property and equipment	375	370	351	414	429	425	363
Other assets	5,351	5,128	4,894	5,221	5,502	5,341	5,716
Total assets/liabilities & shareholders’ equity	48,916	49,402	52,121	50,587	56,661	56,648	65,408
Customer deposits **	24,294	23,151	25,699	26,954	26,944	26,560	26,540
Marketable debt securities **	2,369	3,564	3,396	3,075	3,909	4,361	4,068
Subordinated debt **	898	906	920	1,025	1,046	1,091	1,159
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	5,634	7,343	5,926	5,843	8,691	7,829	11,794
Other liabilities	11,401	10,080	11,915	9,223	11,841	12,315	16,801
Stockholders’ equity ***	4,320	4,358	4,265	4,466	4,231	4,492	5,045
Other managed and marketed customer funds	10,457	10,943	11,112	10,850	11,505	11,602	11,631
Mutual funds	10,457	10,943	11,112	10,850	11,505	11,602	11,631
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	38,019	38,563	41,126	41,903	43,403	43,614	43,399

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	31,483	27,831	3,652	13.1
Net fees	10,413	10,088	325	3.2
Gains (losses) on financial transactions	1,770	2,468	(698)	(28.3)
Other operating income *	(944)	(609)	(335)	54.9
Gross income	42,722	39,777	2,945	7.4
Operating expenses	(17,929)	(16,962)	(967)	5.7
General administrative expenses	(16,413)	(15,611)	(801)	5.1
Personnel	(8,722)	(7,732)	(990)	12.8
Other general administrative expenses	(7,691)	(7,880)	189	(2.4)
Depreciation and amortisation	(1,516)	(1,351)	(166)	12.3
Net operating income	24,793	22,815	1,978	8.7
Net loan-loss provisions	(11,467)	(10,291)	(1,175)	11.4
Other income	110	44	67	152.7
Profit before taxes	13,437	12,567	869	6.9
Tax on profit	(2,920)	(2,461)	(459)	18.6
Profit from continuing operations	10,517	10,106	410	4.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	10,517	10,106	410	4.1
Minority interests	2,626	2,397	228	9.5
Attributable profit to the Group	7,891	7,709	182	2.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	535,103	444,689	90,414	20.3
Trading portfolio (w/o loans)	350,088	211,949	138,139	65.2
Available-for-sale financial assets	93,721	69,645	24,076	34.6
Due from credit institutions **	146,957	163,276	(16,318)	(10.0)
Intangible assets and property and equipment	6,886	6,663	224	3.4
Other assets	108,480	92,864	15,616	16.8
Total assets/liabilities & shareholders’ equity	1,241,236	989,085	252,150	25.5
Customer deposits **	503,652	487,683	15,969	3.3
Marketable debt securities **	77,205	64,439	12,766	19.8
Subordinated debt **	22,000	17,456	4,544	26.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	223,811	112,465	111,345	99.0
Other liabilities	318,821	226,100	92,720	41.0
Stockholders’ equity ***	95,747	80,941	14,805	18.3
Other managed and marketed customer funds	220,719	210,870	9,849	4.7
Mutual funds	220,719	210,870	9,849	4.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	823,577	780,448	43,128	5.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	9,042	9,237	9,552	9,906	10,041	10,504	10,939
Net fees	3,427	3,341	3,319	3,401	3,259	3,613	3,541
Gains (losses) on financial transactions	466	1,095	906	364	718	564	487
Other operating income *	(223)	(125)	(261)	(180)	(249)	(232)	(463)
Gross income	12,712	13,548	13,516	13,491	13,769	14,450	14,503
Operating expenses	(5,659)	(5,656)	(5,647)	(5,667)	(5,973)	(5,978)	(5,978)
General administrative expenses	(5,186)	(5,230)	(5,195)	(5,206)	(5,467)	(5,444)	(5,501)
Personnel	(2,511)	(2,568)	(2,654)	(2,735)	(2,819)	(2,934)	(2,969)
Other general administrative expenses	(2,675)	(2,663)	(2,542)	(2,471)	(2,648)	(2,510)	(2,533)
Depreciation and amortisation	(473)	(426)	(451)	(461)	(506)	(533)	(476)
Net operating income	7,053	7,892	7,870	7,824	7,795	8,472	8,526
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)	(3,791)	(4,131)
Other income	(28)	(34)	106	(13)	130	(36)	17
Profit before taxes	3,788	4,458	4,322	4,753	4,380	4,644	4,412
Tax on profit	(785)	(897)	(779)	(794)	(999)	(1,039)	(882)
Profit from continuing operations	3,003	3,561	3,542	3,959	3,381	3,606	3,530
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	3,003	3,561	3,542	3,959	3,381	3,606	3,530
Minority interests	724	813	860	968	807	902	917
Attributable profit to the Group	2,279	2,748	2,682	2,992	2,574	2,704	2,613

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	403,181	434,237	444,689	462,295	480,702	501,609	535,103
Trading portfolio (w/o loans)	203,446	205,512	211,949	181,988	275,379	269,846	350,088
Available-for-sale financial assets	62,606	69,858	69,645	82,629	67,130	69,887	93,721
Due from credit institutions **	150,376	123,543	163,276	126,112	139,476	124,233	146,957
Intangible assets and property and equipment	7,120	7,023	6,663	7,864	8,147	8,071	6,886
Other assets	101,544	97,312	92,864	99,082	104,415	101,354	108,480
Total assets/liabilities & shareholders’ equity	928,273	937,484	989,085	959,970	1,075,250	1,075,000	1,241,236
Customer deposits **	461,025	439,325	487,683	511,501	511,307	504,032	503,652
Marketable debt securities **	44,957	67,634	64,439	58,350	74,174	82,758	77,205
Subordinated debt **	17,043	17,192	17,456	19,446	19,849	20,706	22,000
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	106,914	139,354	112,465	110,885	164,927	148,567	223,811
Other liabilities	216,355	191,277	226,100	175,028	224,700	233,697	318,821
Stockholders’ equity ***	81,978	82,703	80,941	84,759	80,293	85,240	95,747
Other managed and marketed customer funds	198,447	207,656	210,870	205,892	218,327	220,166	220,719
Mutual funds	198,447	207,656	210,870	205,892	218,327	220,166	220,719
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	721,473	731,806	780,448	795,189	823,657	827,662	823,577

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	1,356	1,243	113	9.1
Net fees	275	241	34	14.1
Gains (losses) on financial transactions	151	87	64	73.1
Other operating income *	10	15	(5)	(31.9)
Gross income	1,792	1,586	206	13.0
Operating expenses	(743)	(637)	(106)	16.6
General administrative expenses	(687)	(590)	(97)	16.5
Personnel	(415)	(348)	(67)	19.3
Other general administrative expenses	(272)	(242)	(30)	12.5
Depreciation and amortisation	(56)	(47)	(9)	18.3
Net operating income	1,049	949	100	10.6
Net loan-loss provisions	(410)	(365)	(45)	12.5
Other income	(1)	(7)	6	(87.0)
Profit before taxes	638	577	60	10.5
Tax on profit	(96)	(83)	(14)	16.4
Profit from continuing operations	541	494	47	9.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	541	494	47	9.5
Minority interests	164	156	8	5.0
Attributable profit to the Group	378	339	39	11.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	31,874	29,057	2,816	9.7
Trading portfolio (w/o loans)	3,665	2,723	942	34.6
Available-for-sale financial assets	2,449	2,192	257	11.7
Due from credit institutions **	4,489	3,630	859	23.7
Intangible assets and property and equipment	343	295	47	15.9
Other assets	2,658	2,749	(91)	(3.3)
Total assets/liabilities & shareholders’ equity	45,477	40,647	4,830	11.9
Customer deposits **	23,211	21,294	1,917	9.0
Marketable debt securities **	6,743	6,047	696	11.5
Subordinated debt **	942	1,152	(210)	(18.2)
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,878	5,138	741	14.4
Other liabilities	5,843	4,497	1,345	29.9
Stockholders’ equity ***	2,860	2,519	342	13.6
Other managed and marketed customer funds	7,307	6,777	530	7.8
Mutual funds	5,463	5,194	268	5.2
Pension funds	—	—	—	—
Managed portfolios	1,845	1,583	262	16.6
Managed and marketed customer funds	38,204	35,270	2,933	8.3

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	16.97	18.11	(1.14 p. )
Efficiency ratio (with amortisations)	41.5	40.2	1.3 p.
NPL ratio	5.60	5.98	(0.38 p. )
NPL coverage	52.8	52.3	0.5 p.
Number of employees	12,334	12,135	199	1.6
Number of branches	476	476	—	—

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	408	447	387	491	398	498	460
Net fees	81	78	82	86	87	96	93
Gains (losses) on financial transactions	39	19	29	28	65	35	51
Other operating income *	5	5	5	3	4	4	2
Gross income	532	550	504	608	553	633	606
Operating expenses	(204)	(213)	(220)	(229)	(238)	(263)	(243)
General administrative expenses	(185)	(202)	(203)	(214)	(219)	(244)	(224)
Personnel	(106)	(121)	(121)	(129)	(128)	(149)	(138)
Other general administrative expenses	(79)	(81)	(82)	(85)	(91)	(95)	(86)
Depreciation and amortisation	(19)	(11)	(17)	(15)	(18)	(19)	(18)
Net operating income	328	336	284	379	316	370	364
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)	(126)	(153)
Other income	(7)	(3)	3	(18)	6	(3)	(4)
Profit before taxes	206	216	156	205	190	241	207
Tax on profit	(32)	(27)	(23)	29	(43)	(28)	(25)
Profit from continuing operations	173	189	132	234	147	212	182
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	173	189	132	234	147	212	182
Minority interests	53	59	43	74	41	65	57
Attributable profit to the Group	120	129	89	160	106	147	125

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	27,993	28,701	29,057	30,550	34,510	33,733	31,874
Trading portfolio (w/o loans)	1,764	2,106	2,723	3,075	2,940	2,918	3,665
Available-for-sale financial assets	2,454	1,796	2,192	2,274	2,290	2,831	2,449
Due from credit institutions **	2,922	2,851	3,630	3,837	4,599	4,020	4,489
Intangible assets and property and equipment	313	281	295	347	382	371	343
Other assets	2,562	2,091	2,749	2,680	3,564	2,621	2,658
Total assets/liabilities & shareholders’ equity	38,009	37,826	40,647	42,763	48,285	46,495	45,477
Customer deposits **	20,436	19,929	21,294	23,352	26,499	24,203	23,211
Marketable debt securities **	5,399	6,146	6,047	6,650	7,404	7,441	6,743
Subordinated debt **	1,110	948	1,152	985	1,070	1,023	942
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	4,550	4,648	5,138	4,393	4,407	5,801	5,878
Other liabilities	3,902	3,703	4,497	4,437	5,712	5,128	5,843
Stockholders’ equity ***	2,612	2,452	2,519	2,946	3,193	2,898	2,860
Other managed and marketed customer funds	5,864	6,346	6,777	7,256	7,871	7,792	7,307
Mutual funds	4,427	4,850	5,194	5,564	5,793	5,786	5,463
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,437	1,496	1,583	1,693	2,078	2,006	1,845
Managed and marketed customer funds	32,808	33,368	35,270	38,242	42,845	40,459	38,204

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.99	5.94	5.98	5.97	5.88	5.73	5.60
NPL coverage	50.7	51.7	52.3	52.4	52.0	51.6	52.8
Cost of credit	1.82	1.76	1.71	1.75	1.74	1.68	1.68

Chile

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	1,356	1,328	28	2.1
Net fees	275	258	18	6.8
Gains (losses) on financial transactions	151	93	58	62.0
Other operating income *	10	16	(6)	(36.3)
Gross income	1,792	1,695	98	5.8
Operating expenses	(743)	(681)	(62)	9.2
General administrative expenses	(687)	(630)	(57)	9.0
Personnel	(415)	(372)	(43)	11.7
Other general administrative expenses	(272)	(258)	(14)	5.3
Depreciation and amortisation	(56)	(51)	(5)	10.7
Net operating income	1,049	1,014	35	3.5
Net loan-loss provisions	(410)	(390)	(21)	5.3
Other income	(1)	(7)	6	(87.8)
Profit before taxes	638	617	21	3.4
Tax on profit	(96)	(89)	(8)	8.9
Profit from continuing operations	541	528	13	2.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	541	528	13	2.5
Minority interests	164	166	(3)	(1.7)
Attributable profit to the Group	378	362	16	4.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	31,874	27,982	3,892	13.9
Trading portfolio (w/o loans)	3,665	2,622	1,042	39.7
Available-for-sale financial assets	2,449	2,111	338	16.0
Due from credit institutions **	4,489	3,496	994	28.4
Intangible assets and property and equipment	343	285	58	20.4
Other assets	2,658	2,647	11	0.4
Total assets/liabilities & shareholders’ equity	45,477	39,142	6,335	16.2
Customer deposits **	23,211	20,506	2,705	13.2
Marketable debt securities **	6,743	5,823	920	15.8
Subordinated debt **	942	1,110	(168)	(15.1)
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,878	4,947	931	18.8
Other liabilities	5,843	4,331	1,512	34.9
Stockholders’ equity ***	2,860	2,425	435	17.9
Other managed and marketed customer funds	7,307	6,526	781	12.0
Mutual funds	5,463	5,002	461	9.2
Pension funds	—	—	—	—
Managed portfolios	1,845	1,524	321	21.0
Managed and marketed customer funds	38,204	33,965	4,239	12.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Chile

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	433	478	417	517	393	478	484
Net fees	86	83	89	91	86	92	98
Gains (losses) on financial transactions	41	21	31	29	64	33	53
Other operating income *	5	6	5	3	4	4	2
Gross income	565	587	542	639	547	608	638
Operating expenses	(216)	(228)	(237)	(240)	(235)	(253)	(256)
General administrative expenses	(196)	(216)	(218)	(225)	(217)	(234)	(237)
Personnel	(113)	(130)	(130)	(135)	(126)	(143)	(146)
Other general administrative expenses	(84)	(86)	(88)	(89)	(90)	(91)	(91)
Depreciation and amortisation	(20)	(12)	(19)	(16)	(18)	(18)	(19)
Net operating income	349	359	305	398	312	355	382
Net loan-loss provisions	(123)	(126)	(141)	(164)	(130)	(121)	(159)
Other income	(7)	(3)	3	(19)	6	(3)	(4)
Profit before taxes	218	231	168	216	188	232	218
Tax on profit	(34)	(29)	(25)	31	(43)	(27)	(27)
Profit from continuing operations	184	201	143	246	145	205	191
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	184	201	143	246	145	205	191
Minority interests	56	63	47	78	41	63	60
Attributable profit to the Group	128	138	96	168	105	142	131

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	27,204	27,574	27,982	28,699	29,717	30,721	31,874
Trading portfolio (w/o loans)	1,715	2,023	2,622	2,889	2,532	2,657	3,665
Available-for-sale financial assets	2,384	1,726	2,111	2,136	1,972	2,578	2,449
Due from credit institutions **	2,840	2,739	3,496	3,604	3,961	3,661	4,489
Intangible assets and property and equipment	304	270	285	326	329	338	343
Other assets	2,490	2,008	2,647	2,518	3,069	2,387	2,658
Total assets/liabilities & shareholders’ equity	36,937	36,340	39,142	40,172	41,580	42,343	45,477
Customer deposits **	19,859	19,146	20,506	21,937	22,819	22,041	23,211
Marketable debt securities **	5,246	5,904	5,823	6,247	6,376	6,777	6,743
Subordinated debt **	1,079	911	1,110	925	922	932	942
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	4,422	4,466	4,947	4,127	3,795	5,283	5,878
Other liabilities	3,792	3,557	4,331	4,169	4,919	4,670	5,843
Stockholders’ equity ***	2,539	2,356	2,425	2,768	2,749	2,639	2,860
Other managed and marketed customer funds	5,698	6,096	6,526	6,816	6,778	7,097	7,307
Mutual funds	4,302	4,659	5,002	5,226	4,989	5,270	5,463
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,396	1,437	1,524	1,590	1,789	1,827	1,845
Managed and marketed customer funds	31,883	32,058	33,965	35,925	36,894	36,846	38,204

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	964,713	944,599	20,113	2.1
Net fees	195,933	183,430	12,502	6.8
Gains (losses) on financial transactions	107,325	66,246	41,080	62.0
Other operating income *	7,151	11,223	(4,072)	(36.3)
Gross income	1,275,122	1,205,498	69,624	5.8
Operating expenses	(528,888)	(484,461)	(44,427)	9.2
General administrative expenses	(489,045)	(448,471)	(40,574)	9.0
Personnel	(295,494)	(264,630)	(30,864)	11.7
Other general administrative expenses	(193,551)	(183,841)	(9,710)	5.3
Depreciation and amortisation	(39,843)	(35,990)	(3,853)	10.7
Net operating income	746,234	721,037	25,197	3.5
Net loan-loss provisions	(291,899)	(277,287)	(14,613)	5.3
Other income	(606)	(4,983)	4,377	(87.8)
Profit before taxes	453,729	438,768	14,961	3.4
Tax on profit	(68,628)	(63,000)	(5,628)	8.9
Profit from continuing operations	385,101	375,768	9,333	2.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	385,101	375,768	9,333	2.5
Minority interests	116,374	118,398	(2,024)	(1.7)
Attributable profit to the Group	268,727	257,369	11,357	4.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	25,017,101	21,962,215	3,054,886	13.9
Trading portfolio (w/o loans)	2,876,402	2,058,276	818,127	39.7
Available-for-sale financial assets	1,922,237	1,656,941	265,296	16.0
Due from credit institutions **	3,523,682	2,743,727	779,955	28.4
Intangible assets and property and equipment	268,891	223,326	45,565	20.4
Other assets	2,086,139	2,077,558	8,580	0.4
Total assets/liabilities & shareholders’ equity	35,694,451	30,722,042	4,972,409	16.2
Customer deposits **	18,218,198	16,094,833	2,123,365	13.2
Marketable debt securities **	5,292,185	4,570,224	721,961	15.8
Subordinated debt **	739,433	870,952	(131,519)	(15.1)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,613,855	3,883,166	730,688	18.8
Other liabilities	4,585,752	3,399,220	1,186,532	34.9
Stockholders’ equity ***	2,245,028	1,903,646	341,383	17.9
Other managed and marketed customer funds	5,735,494	5,122,202	613,292	12.0
Mutual funds	4,287,513	3,925,929	361,584	9.2
Pension funds	—	—	—	—
Managed portfolios	1,447,981	1,196,273	251,708	21.0
Managed and marketed customer funds	29,985,311	26,658,212	3,327,099	12.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	308,334	339,971	296,294	367,491	279,722	340,367	344,624
Net fees	61,169	59,211	63,049	64,460	60,830	65,361	69,741
Gains (losses) on financial transactions	29,113	14,750	22,383	20,548	45,671	23,778	37,877
Other operating income *	3,411	3,946	3,866	2,051	2,611	2,980	1,560
Gross income	402,028	417,878	385,592	454,549	388,834	432,486	453,802
Operating expenses	(153,985)	(162,187)	(168,289)	(171,079)	(166,957)	(179,795)	(182,136)
General administrative expenses	(139,725)	(153,687)	(155,058)	(159,752)	(154,015)	(166,696)	(168,334)
Personnel	(80,193)	(92,216)	(92,221)	(96,241)	(89,753)	(102,044)	(103,697)
Other general administrative expenses	(59,533)	(61,471)	(62,837)	(63,511)	(64,262)	(64,652)	(64,637)
Depreciation and amortisation	(14,259)	(8,500)	(13,231)	(11,327)	(12,942)	(13,099)	(13,802)
Net operating income	248,043	255,691	217,303	283,469	221,876	252,691	271,667
Net loan-loss provisions	(87,661)	(89,606)	(100,021)	(116,599)	(92,461)	(85,988)	(113,450)
Other income	(5,126)	(1,977)	2,120	(13,438)	4,340	(2,008)	(2,938)
Profit before taxes	155,256	164,109	119,402	153,433	133,755	164,694	155,280
Tax on profit	(24,257)	(20,834)	(17,909)	21,863	(30,251)	(19,172)	(19,205)
Profit from continuing operations	130,999	143,275	101,494	175,296	103,504	145,523	136,074
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	130,999	143,275	101,494	175,296	103,504	145,523	136,074
Minority interests	40,073	45,172	33,154	55,573	29,047	44,798	42,529
Attributable profit to the Group	90,926	98,103	68,340	119,723	74,457	100,724	93,545

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	21,351,994	21,642,312	21,962,215	22,525,228	23,324,691	24,112,256	25,017,101
Trading portfolio (w/o loans)	1,345,769	1,587,678	2,058,276	2,267,402	1,986,953	2,085,549	2,876,402
Available-for-sale financial assets	1,871,483	1,354,485	1,656,941	1,676,518	1,547,496	2,023,435	1,922,237
Due from credit institutions **	2,228,999	2,149,940	2,743,727	2,829,090	3,108,653	2,873,800	3,523,682
Intangible assets and property and equipment	238,548	212,189	223,326	255,870	258,454	265,481	268,891
Other assets	1,954,301	1,576,360	2,077,558	1,975,977	2,408,832	1,873,698	2,086,139
Total assets/liabilities & shareholders’ equity	28,991,095	28,522,964	30,722,042	31,530,086	32,635,077	33,234,218	35,694,451
Customer deposits **	15,587,270	15,027,577	16,094,833	17,217,818	17,910,204	17,299,950	18,218,198
Marketable debt securities **	4,117,862	4,634,207	4,570,224	4,902,966	5,004,370	5,318,871	5,292,185
Subordinated debt **	846,837	714,810	870,952	725,916	723,272	731,276	739,433
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	3,470,515	3,504,985	3,883,166	3,239,089	2,978,870	4,146,852	4,613,855
Other liabilities	2,975,939	2,792,143	3,399,220	3,271,869	3,860,523	3,665,635	4,585,752
Stockholders’ equity ***	1,992,672	1,849,241	1,903,646	2,172,428	2,157,838	2,071,635	2,245,028
Other managed and marketed customer funds	4,472,554	4,785,008	5,122,202	5,350,036	5,319,970	5,569,920	5,735,494
Mutual funds	3,376,825	3,656,974	3,925,929	4,102,113	3,915,566	4,136,125	4,287,513
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,095,730	1,128,033	1,196,273	1,247,923	1,404,403	1,433,795	1,447,981
Managed and marketed customer funds	25,024,523	25,161,602	26,658,212	28,196,736	28,957,816	28,920,017	29,985,311

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	4,562	3,533	1,029	29.1
Net fees	799	612	188	30.7
Gains (losses) on financial transactions	193	135	58	43.1
Other operating income *	265	89	176	197.0
Gross income	5,820	4,369	1,451	33.2
Operating expenses	(2,197)	(1,618)	(580)	35.8
General administrative expenses	(2,007)	(1,470)	(537)	36.5
Personnel	(1,130)	(821)	(308)	37.5
Other general administrative expenses	(877)	(649)	(228)	35.2
Depreciation and amortisation	(191)	(148)	(43)	29.1
Net operating income	3,622	2,751	871	31.7
Net loan-loss provisions	(2,144)	(1,656)	(488)	29.4
Other income	(97)	(19)	(78)	403.9
Profit before taxes	1,382	1,076	306	28.4
Tax on profit	(444)	(320)	(124)	38.6
Profit from continuing operations	938	755	182	24.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	938	755	182	24.1
Minority interests	278	159	119	75.0
Attributable profit to the Group	660	597	63	10.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	80,789	66,782	14,007	21.0
Trading portfolio (w/o loans)	1,248	3,966	(2,718)	(68.5)
Available-for-sale financial assets	18,446	11,668	6,778	58.1
Due from credit institutions **	4,305	3,368	937	27.8
Intangible assets and property and equipment	8,585	6,009	2,576	42.9
Other assets	12,065	8,583	3,483	40.6
Total assets/liabilities & shareholders’ equity	125,438	100,375	25,062	25.0
Customer deposits **	58,970	49,556	9,414	19.0
Marketable debt securities **	21,552	15,810	5,742	36.3
Subordinated debt **	891	778	113	14.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,138	13,813	11,326	82.0
Other liabilities	7,571	9,099	(1,528)	(16.8)
Stockholders’ equity ***	11,315	11,320	(5)	(0.0)
Other managed and marketed customer funds	19,980	14,728	5,253	35.7
Mutual funds	7,317	3,402	3,916	115.1
Pension funds	—	—	—	—
Managed portfolios	12,663	11,326	1,337	11.8
Managed and marketed customer funds	101,394	80,872	20,522	25.4

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	7.88	7.32	0.56 p.
Efficiency ratio (with amortisations)	37.8	37.0	0.7 p.
NPL ratio	2.20	2.57	(0.37 p. )
NPL coverage	218.3	183.7	34.6 p.
Number of employees	17,592	16,562	1,030	6.2
Number of branches	783	812	(29)	(3.6)

USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,137	1,174	1,222	1,256	1,463	1,549	1,550
Net fees	200	206	206	218	262	271	266
Gains (losses) on financial transactions	40	26	69	70	51	103	39
Other operating income *	16	32	41	67	92	77	96
Gross income	1,393	1,438	1,538	1,610	1,868	2,000	1,952
Operating expenses	(527)	(524)	(566)	(622)	(696)	(729)	(772)
General administrative expenses	(472)	(484)	(514)	(569)	(635)	(663)	(708)
Personnel	(262)	(274)	(285)	(320)	(363)	(379)	(388)
Other general administrative expenses	(210)	(209)	(229)	(249)	(272)	(284)	(320)
Depreciation and amortisation	(55)	(41)	(52)	(52)	(60)	(66)	(64)
Net operating income	866	914	971	989	1,172	1,271	1,180
Net loan-loss provisions	(546)	(499)	(611)	(577)	(639)	(754)	(750)
Other income	(2)	(3)	(14)	32	(18)	(42)	(37)
Profit before taxes	317	412	347	444	514	475	393
Tax on profit	(93)	(138)	(89)	(119)	(158)	(157)	(129)
Profit from continuing operations	224	275	257	325	357	317	264
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	224	275	257	325	357	317	264
Minority interests	44	65	49	61	100	100	78
Attributable profit to the Group	180	209	208	265	257	217	186

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	61,483	62,756	66,782	70,420	82,418	79,652	80,789
Trading portfolio (w/o loans)	2,682	3,149	3,966	5,043	1,524	1,676	1,248
Available-for-sale financial assets	9,004	8,262	11,668	12,737	16,549	16,783	18,446
Due from credit institutions **	3,142	3,513	3,368	3,460	4,663	4,969	4,305
Intangible assets and property and equipment	3,275	4,635	6,009	6,905	7,975	7,899	8,585
Other assets	7,583	9,040	8,583	9,469	9,660	10,086	12,065
Total assets/liabilities & shareholders’ equity	87,170	91,354	100,375	108,034	122,788	121,064	125,438
Customer deposits **	44,041	44,493	49,556	51,304	60,162	58,133	58,970
Marketable debt securities **	12,436	14,373	15,810	16,000	19,221	20,942	21,552
Subordinated debt **	703	701	778	796	918	872	891
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	12,150	13,119	13,813	17,760	23,770	21,584	25,138
Other liabilities	6,796	7,505	9,099	10,543	7,605	8,397	7,571
Stockholders’ equity ***	11,044	11,164	11,320	11,632	11,113	11,136	11,315
Other managed and marketed customer funds	11,944	12,675	14,728	15,729	22,613	20,942	19,980
Mutual funds	2,482	2,599	3,402	3,621	8,536	7,707	7,317
Pension funds	—	—	—	—	—	—	—
Managed portfolios	9,462	10,076	11,326	12,107	14,077	13,235	12,663
Managed and marketed customer funds	69,123	72,242	80,872	83,828	102,914	100,889	101,394

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	2.78	2.79	2.57	2.42	2.20	2.20	2.20
NPL coverage	163.2	165.6	183.7	193.6	211.5	224.2	218.3
Cost of credit	2.82	3.03	3.27	3.31	3.25	3.39	3.36

USA

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	4,562	4,297	265	6.2
Net fees	799	744	55	7.4
Gains (losses) on financial transactions	193	164	29	17.6
Other operating income *	265	108	156	144.1
Gross income	5,820	5,314	505	9.5
Operating expenses	(2,197)	(1,968)	(230)	11.7
General administrative expenses	(2,007)	(1,788)	(219)	12.2
Personnel	(1,130)	(999)	(131)	13.1
Other general administrative expenses	(877)	(789)	(88)	11.1
Depreciation and amortisation	(191)	(180)	(11)	6.1
Net operating income	3,622	3,346	276	8.2
Net loan-loss provisions	(2,144)	(2,014)	(129)	6.4
Other income	(97)	(23)	(73)	314.3
Profit before taxes	1,382	1,309	73	5.6
Tax on profit	(444)	(390)	(54)	13.9
Profit from continuing operations	938	919	19	2.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	938	919	19	2.0
Minority interests	278	193	85	43.9
Attributable profit to the Group	660	726	(66)	(9.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	80,789	75,008	5,781	7.7
Trading portfolio (w/o loans)	1,248	4,454	(3,206)	(72.0)
Available-for-sale financial assets	18,446	13,105	5,341	40.8
Due from credit institutions **	4,305	3,783	522	13.8
Intangible assets and property and equipment	8,585	6,750	1,835	27.2
Other assets	12,065	9,640	2,425	25.2
Total assets/liabilities & shareholders’ equity	125,438	112,740	12,698	11.3
Customer deposits **	58,970	55,660	3,310	5.9
Marketable debt securities **	21,552	17,758	3,794	21.4
Subordinated debt **	891	874	17	2.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,138	15,514	9,624	62.0
Other liabilities	7,571	10,219	(2,648)	(25.9)
Stockholders’ equity ***	11,315	12,714	(1,399)	(11.0)
Other managed and marketed customer funds	19,980	16,542	3,439	20.8
Mutual funds	7,317	3,821	3,497	91.5
Pension funds	—	—	—	—
Managed portfolios	12,663	12,721	(58)	(0.5)
Managed and marketed customer funds	101,394	90,834	10,560	11.6

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,398	1,446	1,453	1,406	1,478	1,537	1,547
Net fees	245	254	245	244	264	269	266
Gains (losses) on financial transactions	50	32	83	79	52	103	39
Other operating income *	20	39	49	77	92	76	96
Gross income	1,713	1,771	1,830	1,807	1,887	1,985	1,948
Operating expenses	(648)	(646)	(674)	(699)	(703)	(724)	(771)
General administrative expenses	(581)	(596)	(612)	(641)	(642)	(658)	(707)
Personnel	(322)	(338)	(339)	(360)	(367)	(376)	(387)
Other general administrative expenses	(259)	(258)	(273)	(281)	(275)	(282)	(320)
Depreciation and amortisation	(67)	(50)	(62)	(58)	(61)	(66)	(64)
Net operating income	1,065	1,126	1,156	1,107	1,184	1,261	1,178
Net loan-loss provisions	(672)	(614)	(728)	(645)	(646)	(749)	(749)
Other income	(3)	(3)	(17)	39	(19)	(41)	(37)
Profit before taxes	390	508	411	502	520	470	392
Tax on profit	(115)	(170)	(105)	(134)	(159)	(156)	(129)
Profit from continuing operations	275	338	306	368	360	314	263
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	275	338	306	368	360	314	263
Minority interests	54	81	58	68	101	100	78
Attributable profit to the Group	221	258	247	300	260	215	185

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	75,669	76,508	75,008	76,316	79,151	79,552	80,789
Trading portfolio (w/o loans)	3,301	3,839	4,454	5,465	1,464	1,674	1,248
Available-for-sale financial assets	11,082	10,073	13,105	13,803	15,893	16,762	18,446
Due from credit institutions **	3,867	4,282	3,783	3,750	4,478	4,962	4,305
Intangible assets and property and equipment	4,031	5,651	6,750	7,483	7,659	7,889	8,585
Other assets	9,333	11,021	9,640	10,262	9,277	10,073	12,065
Total assets/liabilities & shareholders’ equity	107,283	111,373	112,740	117,079	117,922	120,912	125,438
Customer deposits **	54,203	54,243	55,660	55,599	57,777	58,060	58,970
Marketable debt securities **	15,305	17,522	17,758	17,339	18,459	20,916	21,552
Subordinated debt **	865	854	874	863	882	871	891
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	14,953	15,994	15,514	19,247	22,828	21,557	25,138
Other liabilities	8,364	9,149	10,219	11,426	7,303	8,386	7,571
Stockholders’ equity ***	13,593	13,610	12,714	12,605	10,673	11,122	11,315
Other managed and marketed customer funds	14,700	15,452	16,542	17,046	21,717	20,916	19,980
Mutual funds	3,055	3,169	3,821	3,925	8,197	7,697	7,317
Pension funds	—	—	—	—	—	—	—
Managed portfolios	11,645	12,284	12,721	13,121	13,519	13,218	12,663
Managed and marketed customer funds	85,073	88,072	90,834	90,847	98,835	100,762	101,394

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	5,080	4,785	295	6.2
Net fees	890	829	61	7.4
Gains (losses) on financial transactions	215	183	32	17.6
Other operating income *	295	121	174	144.1
Gross income	6,480	5,917	563	9.5
Operating expenses	(2,447)	(2,191)	(256)	11.7
General administrative expenses	(2,235)	(1,991)	(243)	12.2
Personnel	(1,258)	(1,113)	(145)	13.1
Other general administrative expenses	(976)	(879)	(98)	11.1
Depreciation and amortisation	(212)	(200)	(12)	6.1
Net operating income	4,033	3,726	307	8.2
Net loan-loss provisions	(2,387)	(2,243)	(144)	6.4
Other income	(108)	(26)	(82)	314.3
Profit before taxes	1,539	1,457	81	5.6
Tax on profit	(494)	(434)	(60)	13.9
Profit from continuing operations	1,044	1,023	21	2.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,044	1,023	21	2.0
Minority interests	309	215	94	43.9
Attributable profit to the Group	735	808	(73)	(9.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Customer loans **	90,508	84,032	6,476	7.7
Trading portfolio (w/o loans)	1,398	4,990	(3,592)	(72.0)
Available-for-sale financial assets	20,665	14,682	5,983	40.8
Due from credit institutions **	4,822	4,238	585	13.8
Intangible assets and property and equipment	9,618	7,562	2,056	27.2
Other assets	13,517	10,800	2,717	25.2
Total assets/liabilities & shareholders’ equity	140,528	126,302	14,226	11.3
Customer deposits **	66,064	62,356	3,708	5.9
Marketable debt securities **	24,145	19,894	4,251	21.4
Subordinated debt **	998	979	19	2.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	28,163	17,381	10,782	62.0
Other liabilities	8,482	11,449	(2,967)	(25.9)
Stockholders’ equity ***	12,676	14,244	(1,567)	(11.0)
Other managed and marketed customer funds	22,384	18,532	3,852	20.8
Mutual funds	8,198	4,280	3,917	91.5
Pension funds	—	—	—	—
Managed portfolios	14,186	14,251	(65)	(0.5)
Managed and marketed customer funds	113,591	101,761	11,830	11.6

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,557	1,610	1,618	1,566	1,646	1,711	1,723
Net fees	273	283	272	272	294	300	296
Gains (losses) on financial transactions	55	35	93	88	58	114	43
Other operating income *	22	44	55	86	103	85	107
Gross income	1,907	1,972	2,038	2,012	2,101	2,210	2,169
Operating expenses	(722)	(719)	(750)	(779)	(783)	(806)	(858)
General administrative expenses	(647)	(663)	(681)	(714)	(715)	(733)	(787)
Personnel	(359)	(376)	(378)	(401)	(408)	(419)	(431)
Other general administrative expenses	(288)	(287)	(303)	(312)	(306)	(314)	(356)
Depreciation and amortisation	(75)	(56)	(69)	(65)	(68)	(73)	(71)
Net operating income	1,186	1,253	1,287	1,233	1,318	1,404	1,311
Net loan-loss provisions	(748)	(684)	(811)	(718)	(719)	(834)	(834)
Other income	(3)	(4)	(19)	43	(21)	(46)	(41)
Profit before taxes	434	566	458	559	579	524	436
Tax on profit	(128)	(189)	(117)	(149)	(177)	(174)	(143)
Profit from continuing operations	306	377	340	410	401	350	293
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	306	377	340	410	401	350	293
Minority interests	60	90	65	76	112	111	86
Attributable profit to the Group	246	287	275	334	289	239	206

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Customer loans **	84,773	85,712	84,032	85,496	88,673	89,122	90,508
Trading portfolio (w/o loans)	3,698	4,300	4,990	6,122	1,640	1,875	1,398
Available-for-sale financial assets	12,415	11,284	14,682	15,464	17,805	18,778	20,665
Due from credit institutions **	4,333	4,798	4,238	4,201	5,017	5,559	4,822
Intangible assets and property and equipment	4,516	6,330	7,562	8,383	8,580	8,838	9,618
Other assets	10,456	12,347	10,800	11,497	10,393	11,285	13,517
Total assets/liabilities & shareholders’ equity	120,190	124,772	126,302	131,164	132,108	135,458	140,528
Customer deposits **	60,723	60,769	62,356	62,288	64,728	65,045	66,064
Marketable debt securities **	17,146	19,630	19,894	19,425	20,680	23,432	24,145
Subordinated debt **	969	957	979	967	988	976	998
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	16,752	17,918	17,381	21,562	25,574	24,150	28,163
Other liabilities	9,370	10,250	11,449	12,800	8,182	9,395	8,482
Stockholders’ equity ***	15,228	15,248	14,244	14,122	11,957	12,461	12,676
Other managed and marketed customer funds	16,468	17,311	18,532	19,096	24,329	23,432	22,384
Mutual funds	3,422	3,550	4,280	4,397	9,184	8,623	8,198
Pension funds	—	—	—	—	—	—	—
Managed portfolios	13,046	13,761	14,251	14,699	15,146	14,808	14,186
Managed and marketed customer funds	95,307	98,667	101,761	101,776	110,725	112,884	113,591

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Corporate Centre

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	(491)	(498)	7	(1.4)
Net fees	(8)	(15)	8	(51.1)
Gains (losses) on financial transactions	34	537	(503)	(93.7)
Other operating income	1	(15)	16	—
Dividends	63	25	38	148.9
Income from equity-accounted method	(37)	(25)	(12)	48.8
Other operating income/expenses	(25)	(16)	(10)	60.4
Gross income	(463)	9	(472)	—
Operating expenses	(435)	(436)	2	(0.4)
Net operating income	(898)	(428)	(470)	109.9
Net loan-loss provisions	0	0	0	42.7
Other income	(378)	(128)	(250)	195.6
Ordinary profit before taxes	(1,275)	(555)	(720)	129.7
Tax on profit	(72)	(8)	(63)	756.1
Ordinary profit from continuing operations	(1,347)	(564)	(783)	139.0
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	(1,347)	(564)	(783)	139.0
Minority interests	28	(1)	29	—
Ordinary attributable profit to the Group	(1,375)	(563)	(812)	144.3

			Variation
	30.09.15	30.09.14	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,331	3,934	(2,602)	(66.2)
Available-for-sale financial assets	3,585	2,237	1,348	60.2
Goodwill	26,777	27,364	(586)	(2.1)
Capital assigned to Group areas	77,606	73,201	4,405	6.0
Other assets	35,635	34,761	874	2.5
Total assets/liabilities & shareholders’ equity	144,935	141,497	3,438	2.4
Customer deposits *	1,997	1,632	364	22.3
Marketable debt securities *	24,448	25,940	(1,492)	(5.8)
Subordinated debt	8,354	3,481	4,873	140.0
Other liabilities	25,139	34,996	(9,858)	(28.2)
Stockholders’ equity ***	84,998	75,447	9,551	12.7
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	34,798	31,053	3,745	12.1
(**).- Including all on-balance sheet balances for this item (**).- Capital + reserves + profit + valuation adjustments
Resources
Number of employees	2,161	2,033	128	6.3

Corporate Centre

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	(233)	(153)	(112)	(115)	(220)	(132)	(139)
Net fees	(7)	(5)	(4)	(18)	(2)	(6)	(0)
Gains (losses) on financial transactions	214	85	238	162	12	(68)	90
Other operating income	0	(10)	(5)	(7)	(19)	28	(8)
Dividends	5	10	11	5	1	38	24
Income from equity-accounted method	0	(15)	(10)	(3)	(12)	(8)	(16)
Other operating income/expenses	(5)	(5)	(6)	(9)	(8)	(2)	(15)
Gross income	(25)	(83)	117	23	(230)	(177)	(56)
Operating expenses	(144)	(146)	(146)	(149)	(142)	(150)	(142)
Net operating income	(170)	(229)	(29)	(126)	(372)	(327)	(199)
Net loan-loss provisions	2	(2)	0	2	(1)	2	(1)
Other income	(27)	(48)	(53)	(325)	(98)	(132)	(148)
Ordinary profit before taxes	(195)	(278)	(82)	(449)	(470)	(458)	(348)
Tax on profit	7	13	(29)	(139)	5	(32)	(44)
Ordinary profit from continuing operations	(187)	(265)	(111)	(588)	(465)	(490)	(392)
Net profit from discontinued operations	—	—	—	—	0	—	(0)
Ordinary consolidated profit	(187)	(265)	(111)	(588)	(465)	(490)	(392)
Minority interests	(1)	0	(0)	(0)	26	(1)	2
Ordinary attributable profit to the Group	(187)	(265)	(111)	(588)	(491)	(489)	(394)

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15
Balance sheet
Trading portfolio (w/o loans)	2,947	3,297	3,934	2,916	3,859	3,058	1,331
Available-for-sale financial assets	1,914	2,431	2,237	3,299	3,376	3,721	3,585
Goodwill	26,056	26,663	27,364	27,547	28,666	28,593	26,777
Capital assigned to Group areas	72,565	72,271	73,201	75,030	83,180	81,700	77,606
Other assets	38,343	38,461	34,761	32,585	36,449	36,369	35,635
Total assets/liabilities & shareholders’ equity	141,825	143,122	141,497	141,377	155,531	153,442	144,935
Customer deposits*	1,344	1,543	1,632	5,261	2,554	2,177	1,997
Marketable debt securities*	28,778	28,298	25,940	24,958	26,410	22,220	24,448
Subordinated debt	4,173	5,263	3,481	4,107	5,855	6,861	8,354
Other liabilities	35,241	34,326	34,996	30,091	25,136	30,105	25,139
Stockholders’ equity ***	72,288	73,691	75,447	76,961	95,576	92,078	84,998
Other managed and marketed customer funds	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	34,296	35,105	31,053	34,325	34,820	31,258	34,798

(*).-   Including all on-balance sheet balances for this item

(**).- Capital + reserves + profit + valuation adjustments

Retail Banking

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	22,639	20,535	2,104	10.2
Net fees	6,497	6,149	348	5.7
Gains (losses) on financial transactions	1,038	892	146	16.4
Other operating income *	552	146	406	277.6
Gross income	30,726	27,722	3,004	10.8
Operating expenses	(13,980)	(12,846)	(1,134)	8.8
General administrative expenses	(12,808)	(11,698)	(1,109)	9.5
Personnel	(6,859)	(6,324)	(535)	8.5
Other general administrative expenses	(5,949)	(5,374)	(575)	10.7
Depreciation and amortisation	(1,172)	(1,147)	(25)	2.2
Net operating income	16,746	14,876	1,870	12.6
Net loan-loss provisions	(6,928)	(7,437)	509	(6.8)
Other income	(1,325)	(1,049)	(276)	26.3
Ordinary profit before taxes	8,494	6,391	2,104	32.9
Tax on profit	(2,144)	(1,514)	(630)	41.6
Ordinary profit from continuing operations	6,350	4,876	1,473	30.2
Net profit from discontinued operations	—	(7)	7	(100.0)
Ordinary consolidated profit	6,350	4,870	1,480	30.4
Minority interests	893	779	115	14.7
Ordinary attributable profit to the Group	5,456	4,091	1,366	33.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	6,661	6,887	6,987	7,164	7,535	7,671	7,434
Net fees	2,002	2,043	2,104	2,188	2,173	2,190	2,134
Gains (losses) on financial transactions	205	252	435	503	353	348	337
Other operating income *	1	82	63	112	176	187	190
Gross income	8,869	9,264	9,589	9,967	10,237	10,395	10,094
Operating expenses	(4,202)	(4,248)	(4,395)	(4,537)	(4,659)	(4,699)	(4,621)
General administrative expenses	(3,787)	(3,894)	(4,018)	(4,141)	(4,280)	(4,292)	(4,235)
Personnel	(2,044)	(2,106)	(2,174)	(2,240)	(2,277)	(2,341)	(2,240)
Other general administrative expenses	(1,743)	(1,788)	(1,844)	(1,900)	(2,004)	(1,951)	(1,995)
Depreciation and amortisation	(415)	(355)	(378)	(396)	(379)	(407)	(386)
Net operating income	4,667	5,016	5,194	5,430	5,578	5,696	5,473
Net loan-loss provisions	(2,512)	(2,363)	(2,562)	(2,303)	(2,322)	(2,318)	(2,289)
Other income	(277)	(352)	(420)	(337)	(372)	(474)	(479)
Ordinary profit before taxes	1,877	2,301	2,212	2,791	2,885	2,905	2,705
Tax on profit	(447)	(570)	(497)	(615)	(765)	(760)	(620)
Ordinary profit from continuing operations	1,430	1,731	1,715	2,175	2,120	2,145	2,085
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,430	1,731	1,709	2,156	2,120	2,145	2,085
Minority interests	243	279	257	253	283	319	291
Ordinary attributable profit to the Group	1,187	1,453	1,452	1,903	1,837	1,826	1,794

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	22,639	21,107	1,532	7.3
Net fees	6,497	6,199	298	4.8
Gains (losses) on financial transactions	1,038	927	111	12.0
Other operating income *	552	162	390	241.4
Gross income	30,726	28,395	2,331	8.2
Operating expenses	(13,980)	(13,122)	(857)	6.5
General administrative expenses	(12,808)	(11,949)	(859)	7.2
Personnel	(6,859)	(6,482)	(377)	5.8
Other general administrative expenses	(5,949)	(5,467)	(482)	8.8
Depreciation and amortisation	(1,172)	(1,174)	2	(0.1)
Net operating income	16,746	15,273	1,473	9.6
Net loan-loss provisions	(6,928)	(7,561)	633	(8.4)
Other income	(1,325)	(1,013)	(312)	30.8
Ordinary profit before taxes	8,494	6,699	1,795	26.8
Tax on profit	(2,144)	(1,589)	(555)	34.9
Ordinary profit from continuing operations	6,350	5,110	1,240	24.3
Net profit from discontinued operations	—	(7)	7	(100.0)
Ordinary consolidated profit	6,350	5,103	1,246	24.4
Minority interests	893	795	98	12.4
Ordinary attributable profit to the Group	5,456	4,308	1,148	26.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	6,962	7,079	7,066	7,274	7,398	7,558	7,684
Net fees	2,050	2,059	2,089	2,178	2,125	2,160	2,212
Gains (losses) on financial transactions	218	267	442	510	354	340	344
Other operating income *	6	87	69	119	176	184	192
Gross income	9,236	9,492	9,667	10,081	10,052	10,242	10,432
Operating expenses	(4,360)	(4,339)	(4,423)	(4,582)	(4,579)	(4,636)	(4,765)
General administrative expenses	(3,926)	(3,977)	(4,045)	(4,180)	(4,208)	(4,234)	(4,365)
Personnel	(2,125)	(2,159)	(2,198)	(2,269)	(2,239)	(2,310)	(2,310)
Other general administrative expenses	(1,801)	(1,818)	(1,847)	(1,911)	(1,969)	(1,925)	(2,055)
Depreciation and amortisation	(434)	(362)	(378)	(402)	(371)	(401)	(399)
Net operating income	4,876	5,153	5,244	5,500	5,473	5,606	5,667
Net loan-loss provisions	(2,607)	(2,389)	(2,565)	(2,316)	(2,266)	(2,279)	(2,383)
Other income	(275)	(341)	(397)	(322)	(356)	(465)	(504)
Ordinary profit before taxes	1,995	2,423	2,281	2,862	2,851	2,863	2,780
Tax on profit	(474)	(602)	(513)	(630)	(753)	(749)	(642)
Ordinary profit from continuing operations	1,521	1,821	1,769	2,232	2,098	2,113	2,138
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Ordinary consolidated profit	1,521	1,820	1,762	2,213	2,098	2,113	2,138
Minority interests	252	287	257	263	281	313	300
Ordinary attributable profit to the Group	1,269	1,534	1,506	1,950	1,817	1,800	1,839
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Continental Europe

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	5,354	4,822	532	11.0
Net fees	2,151	2,195	(43)	(2.0)
Gains (losses) on financial transactions	455	608	(152)	(25.1)
Other operating income *	207	(28)	235	—
Gross income	8,168	7,596	572	7.5
Operating expenses	(4,221)	(4,085)	(136)	3.3
General administrative expenses	(3,944)	(3,809)	(135)	3.5
Personnel	(2,102)	(2,043)	(59)	2.9
Other general administrative expenses	(1,842)	(1,766)	(76)	4.3
Depreciation and amortisation	(277)	(276)	(1)	0.5
Net operating income	3,947	3,512	436	12.4
Net loan-loss provisions	(1,313)	(1,777)	464	(26.1)
Other income	(238)	(278)	40	(14.4)
Profit before taxes	2,397	1,457	940	64.5
Tax on profit	(618)	(344)	(275)	80.0
Profit from continuing operations	1,779	1,113	665	59.7
Net profit from discontinued operations	—	(7)	7	(100.0)
Consolidated profit	1,779	1,107	672	60.7
Minority interests	207	117	90	76.5
Attributable profit to the Group	1,572	990	582	58.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,584	1,631	1,608	1,700	1,820	1,756	1,778
Net fees	746	731	718	740	707	726	718
Gains (losses) on financial transactions	129	218	260	457	261	61	133
Other operating income *	(21)	0	(8)	22	77	80	50
Gross income	2,438	2,581	2,578	2,919	2,866	2,623	2,679
Operating expenses	(1,387)	(1,362)	(1,335)	(1,357)	(1,399)	(1,412)	(1,410)
General administrative expenses	(1,282)	(1,277)	(1,251)	(1,266)	(1,316)	(1,317)	(1,310)
Personnel	(692)	(680)	(670)	(687)	(700)	(724)	(678)
Other general administrative expenses	(590)	(596)	(580)	(579)	(617)	(593)	(633)
Depreciation and amortisation	(105)	(85)	(85)	(91)	(83)	(95)	(100)
Net operating income	1,050	1,219	1,243	1,562	1,467	1,211	1,269
Net loan-loss provisions	(620)	(588)	(568)	(563)	(536)	(431)	(346)
Other income	(70)	(109)	(98)	34	(76)	(107)	(55)
Profit before taxes	360	521	576	1,033	855	673	869
Tax on profit	(74)	(127)	(143)	(293)	(223)	(169)	(227)
Profit from continuing operations	286	394	434	740	632	504	643
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Consolidated profit	286	394	427	721	632	504	643
Minority interests	36	37	45	48	69	66	72
Attributable profit to the Group	250	357	382	672	563	438	571

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	5,354	4,812	542	11.3
Net fees	2,151	2,203	(52)	(2.4)
Gains (losses) on financial transactions	455	610	(154)	(25.3)
Other operating income *	207	(28)	235	—
Gross income	8,168	7,597	571	7.5
Operating expenses	(4,221)	(4,088)	(133)	3.2
General administrative expenses	(3,944)	(3,812)	(131)	3.4
Personnel	(2,102)	(2,046)	(56)	2.7
Other general administrative expenses	(1,842)	(1,767)	(76)	4.3
Depreciation and amortisation	(277)	(276)	(1)	0.4
Net operating income	3,947	3,509	438	12.5
Net loan-loss provisions	(1,313)	(1,774)	461	(26.0)
Other income	(238)	(278)	40	(14.4)
Profit before taxes	2,397	1,457	940	64.5
Tax on profit	(618)	(343)	(276)	80.4
Profit from continuing operations	1,779	1,115	664	59.6
Net profit from discontinued operations	—	(7)	7	(100.0)
Consolidated profit	1,779	1,108	671	60.6
Minority interests	207	118	89	75.8
Attributable profit to the Group	1,572	990	582	58.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,583	1,627	1,602	1,704	1,821	1,747	1,786
Net fees	749	734	720	743	708	724	719
Gains (losses) on financial transactions	130	219	261	457	261	61	133
Other operating income *	(20)	1	(8)	22	77	80	50
Gross income	2,441	2,581	2,575	2,926	2,868	2,612	2,689
Operating expenses	(1,389)	(1,363)	(1,336)	(1,358)	(1,400)	(1,407)	(1,414)
General administrative expenses	(1,284)	(1,277)	(1,251)	(1,267)	(1,317)	(1,313)	(1,314)
Personnel	(694)	(681)	(671)	(688)	(700)	(722)	(680)
Other general administrative expenses	(590)	(596)	(580)	(578)	(617)	(591)	(635)
Depreciation and amortisation	(105)	(85)	(85)	(92)	(83)	(94)	(100)
Net operating income	1,052	1,218	1,239	1,567	1,468	1,205	1,275
Net loan-loss provisions	(620)	(587)	(567)	(562)	(536)	(429)	(347)
Other income	(70)	(109)	(98)	35	(76)	(107)	(55)
Profit before taxes	362	521	574	1,040	855	669	873
Tax on profit	(75)	(126)	(142)	(295)	(223)	(168)	(227)
Profit from continuing operations	287	395	432	745	633	500	645
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)
Consolidated profit	287	395	426	726	633	500	645
Minority interests	36	37	45	49	70	65	72
Attributable profit to the Group	251	358	381	677	563	435	574

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	3,634	3,073	561	18.3
Net fees	689	617	72	11.6
Gains (losses) on financial transactions	68	36	32	89.2
Other operating income *	20	17	3	15.6
Gross income	4,411	3,743	668	17.8
Operating expenses	(2,228)	(1,919)	(308)	16.1
General administrative expenses	(2,000)	(1,691)	(309)	18.3
Personnel	(1,039)	(1,000)	(39)	3.9
Other general administrative expenses	(961)	(691)	(270)	39.1
Depreciation and amortisation	(228)	(228)	0	(0.2)
Net operating income	2,183	1,824	360	19.7
Net loan-loss provisions	(98)	(294)	196	(66.6)
Other income	(230)	(176)	(54)	30.4
Profit before taxes	1,855	1,353	502	37.1
Tax on profit	(402)	(283)	(119)	42.1
Profit from continuing operations	1,453	1,071	383	35.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,453	1,071	383	35.7
Minority interests	27	—	27	—
Attributable profit to the Group	1,426	1,071	356	33.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	978	1,017	1,078	1,110	1,175	1,230	1,229
Net fees	206	201	210	208	230	233	226
Gains (losses) on financial transactions	21	16	(2)	(32)	4	41	23
Other operating income *	5	4	8	4	3	1	16
Gross income	1,210	1,239	1,294	1,290	1,412	1,505	1,494
Operating expenses	(631)	(636)	(652)	(697)	(730)	(750)	(748)
General administrative expenses	(545)	(559)	(587)	(608)	(660)	(670)	(670)
Personnel	(320)	(327)	(353)	(354)	(339)	(356)	(344)
Other general administrative expenses	(226)	(231)	(234)	(254)	(321)	(315)	(326)
Depreciation and amortisation	(86)	(78)	(65)	(89)	(70)	(80)	(78)
Net operating income	579	603	642	594	682	755	746
Net loan-loss provisions	(116)	(91)	(87)	(32)	(72)	(34)	8
Other income	(43)	(60)	(74)	(134)	(56)	(51)	(124)
Profit before taxes	420	452	481	428	554	670	631
Tax on profit	(84)	(96)	(103)	(97)	(109)	(149)	(144)
Profit from continuing operations	336	357	378	331	446	522	486
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	336	357	378	331	446	522	486
Minority interests	—	—	—	—	8	9	10
Attributable profit to the Group	336	357	378	331	438	512	477

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	3,634	3,432	203	5.9
Net fees	689	689	(0)	(0.0)
Gains (losses) on financial transactions	68	40	28	69.4
Other operating income *	20	19	1	3.5
Gross income	4,411	4,180	231	5.5
Operating expenses	(2,228)	(2,144)	(84)	3.9
General administrative expenses	(2,000)	(1,888)	(111)	5.9
Personnel	(1,039)	(1,117)	78	(7.0)
Other general administrative expenses	(961)	(772)	(189)	24.6
Depreciation and amortisation	(228)	(255)	27	(10.6)
Net operating income	2,183	2,037	147	7.2
Net loan-loss provisions	(98)	(328)	230	(70.1)
Other income	(230)	(197)	(33)	16.7
Profit before taxes	1,855	1,511	344	22.7
Tax on profit	(402)	(316)	(86)	27.2
Profit from continuing operations	1,453	1,196	258	21.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,453	1,196	258	21.5
Minority interests	27	—	27	—
Attributable profit to the Group	1,426	1,196	230	19.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,114	1,141	1,177	1,206	1,201	1,221	1,212
Net fees	235	225	229	226	235	231	223
Gains (losses) on financial transactions	24	18	(2)	(35)	4	41	23
Other operating income *	5	5	9	4	3	1	16
Gross income	1,379	1,389	1,413	1,401	1,443	1,494	1,474
Operating expenses	(719)	(713)	(712)	(757)	(746)	(744)	(738)
General administrative expenses	(621)	(626)	(641)	(661)	(674)	(665)	(660)
Personnel	(364)	(367)	(386)	(385)	(346)	(353)	(339)
Other general administrative expenses	(257)	(259)	(255)	(276)	(328)	(312)	(321)
Depreciation and amortisation	(98)	(87)	(71)	(97)	(72)	(79)	(77)
Net operating income	660	676	701	644	697	750	736
Net loan-loss provisions	(133)	(102)	(94)	(33)	(74)	(33)	9
Other income	(49)	(67)	(81)	(147)	(57)	(50)	(123)
Profit before taxes	478	507	526	464	566	667	622
Tax on profit	(95)	(107)	(113)	(105)	(111)	(148)	(143)
Profit from continuing operations	383	400	413	358	455	518	479
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	383	400	413	358	455	518	479
Minority interests	—	—	—	—	8	9	10
Attributable profit to the Group	383	400	413	358	447	509	470

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,641	2,494	147	5.9
Net fees	501	501	(0)	(0.0)
Gains (losses) on financial transactions	49	29	20	69.4
Other operating income *	14	14	0	3.5
Gross income	3,206	3,038	168	5.5
Operating expenses	(1,619)	(1,558)	(61)	3.9
General administrative expenses	(1,453)	(1,372)	(81)	5.9
Personnel	(755)	(812)	57	(7.0)
Other general administrative expenses	(699)	(561)	(138)	24.6
Depreciation and amortisation	(166)	(185)	20	(10.6)
Net operating income	1,587	1,480	107	7.2
Net loan-loss provisions	(71)	(238)	167	(70.1)
Other income	(167)	(143)	(24)	16.7
Profit before taxes	1,348	1,098	250	22.7
Tax on profit	(292)	(229)	(62)	27.2
Profit from continuing operations	1,056	869	187	21.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,056	869	187	21.5
Minority interests	20	—	20	—
Attributable profit to the Group	1,036	869	167	19.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	810	829	855	876	873	887	881
Net fees	171	164	166	164	171	168	162
Gains (losses) on financial transactions	18	13	(2)	(26)	3	30	17
Other operating income *	4	4	6	3	3	1	11
Gross income	1,002	1,009	1,026	1,018	1,049	1,086	1,071
Operating expenses	(522)	(518)	(517)	(550)	(542)	(541)	(536)
General administrative expenses	(452)	(455)	(466)	(480)	(490)	(483)	(480)
Personnel	(265)	(267)	(280)	(279)	(252)	(257)	(247)
Other general administrative expenses	(187)	(189)	(185)	(201)	(239)	(227)	(233)
Depreciation and amortisation	(71)	(63)	(51)	(70)	(52)	(57)	(56)
Net operating income	480	491	509	468	507	545	535
Net loan-loss provisions	(96)	(74)	(68)	(24)	(54)	(24)	6
Other income	(35)	(49)	(59)	(107)	(41)	(36)	(89)
Profit before taxes	348	369	382	337	412	484	452
Tax on profit	(69)	(78)	(82)	(77)	(81)	(108)	(104)
Profit from continuing operations	278	291	300	260	331	377	348
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	278	291	300	260	331	377	348
Minority interests	—	—	—	—	6	7	7
Attributable profit to the Group	278	291	300	260	325	370	341

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	9,168	9,169	(1)	(0.0)
Net fees	2,930	2,792	138	4.9
Gains (losses) on financial transactions	373	148	224	151.5
Other operating income *	60	66	(7)	(10.0)
Gross income	12,530	12,175	355	2.9
Operating expenses	(5,476)	(5,332)	(144)	2.7
General administrative expenses	(4,998)	(4,834)	(164)	3.4
Personnel	(2,682)	(2,528)	(154)	6.1
Other general administrative expenses	(2,315)	(2,306)	(10)	0.4
Depreciation and amortisation	(479)	(498)	19	(3.9)
Net operating income	7,054	6,843	211	3.1
Net loan-loss provisions	(3,379)	(3,759)	380	(10.1)
Other income	(754)	(575)	(179)	31.1
Ordinary profit before taxes	2,921	2,509	412	16.4
Tax on profit	(684)	(564)	(120)	21.4
Ordinary profit from continuing operations	2,237	1,945	292	15.0
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	2,237	1,945	292	15.0
Minority interests	382	503	(121)	(24.1)
Ordinary attributable profit to the Group	1,855	1,442	413	28.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	2,982	3,083	3,104	3,122	3,101	3,162	2,905
Net fees	877	925	990	1,048	996	990	944
Gains (losses) on financial transactions	27	2	118	22	54	153	166
Other operating income *	1	43	23	20	3	29	28
Gross income	3,888	4,053	4,234	4,212	4,154	4,333	4,044
Operating expenses	(1,693)	(1,762)	(1,878)	(1,904)	(1,877)	(1,862)	(1,738)
General administrative expenses	(1,523)	(1,610)	(1,701)	(1,740)	(1,711)	(1,693)	(1,594)
Personnel	(793)	(848)	(887)	(906)	(901)	(918)	(862)
Other general administrative expenses	(730)	(762)	(814)	(834)	(809)	(775)	(731)
Depreciation and amortisation	(170)	(152)	(177)	(164)	(166)	(169)	(144)
Net operating income	2,195	2,291	2,357	2,308	2,277	2,471	2,306
Net loan-loss provisions	(1,226)	(1,211)	(1,322)	(1,129)	(1,074)	(1,101)	(1,204)
Other income	(162)	(180)	(233)	(270)	(221)	(274)	(258)
Ordinary profit before taxes	807	901	801	910	981	1,096	844
Tax on profit	(201)	(204)	(159)	(110)	(277)	(283)	(125)
Ordinary profit from continuing operations	607	697	642	800	704	813	719
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	607	697	642	800	704	813	719
Minority interests	163	176	163	144	107	143	132
Ordinary attributable profit to the Group	443	520	479	655	598	670	587

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	9,168	8,642	526	6.1
Net fees	2,930	2,643	287	10.8
Gains (losses) on financial transactions	373	155	217	139.8
Other operating income *	60	60	0	0.1
Gross income	12,530	11,500	1,030	9.0
Operating expenses	(5,476)	(5,055)	(422)	8.3
General administrative expenses	(4,998)	(4,589)	(409)	8.9
Personnel	(2,682)	(2,403)	(279)	11.6
Other general administrative expenses	(2,315)	(2,186)	(130)	5.9
Depreciation and amortisation	(479)	(466)	(12)	2.7
Net operating income	7,054	6,445	609	9.4
Net loan-loss provisions	(3,379)	(3,503)	124	(3.5)
Other income	(754)	(514)	(240)	46.6
Ordinary profit before taxes	2,921	2,428	493	20.3
Tax on profit	(684)	(536)	(148)	27.5
Ordinary profit from continuing operations	2,237	1,892	345	18.3
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	2,237	1,892	345	18.3
Minority interests	382	484	(103)	(21.2)
Ordinary attributable profit to the Group	1,855	1,407	448	31.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 9M’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	2,891	2,887	2,863	2,985	2,923	3,078	3,167
Net fees	854	871	918	995	939	966	1,025
Gains (losses) on financial transactions	31	10	114	25	53	145	174
Other operating income *	0	39	20	16	2	27	31
Gross income	3,777	3,808	3,915	4,021	3,917	4,217	4,397
Operating expenses	(1,648)	(1,662)	(1,745)	(1,815)	(1,773)	(1,814)	(1,889)
General administrative expenses	(1,484)	(1,521)	(1,583)	(1,659)	(1,616)	(1,650)	(1,731)
Personnel	(773)	(802)	(828)	(866)	(852)	(894)	(936)
Other general administrative expenses	(711)	(719)	(755)	(794)	(764)	(756)	(795)
Depreciation and amortisation	(164)	(141)	(162)	(155)	(157)	(164)	(158)
Net operating income	2,129	2,147	2,170	2,206	2,144	2,402	2,507
Net loan-loss provisions	(1,178)	(1,117)	(1,208)	(1,071)	(1,010)	(1,070)	(1,298)
Other income	(153)	(161)	(200)	(249)	(204)	(266)	(284)
Ordinary profit before taxes	798	868	762	887	930	1,067	925
Tax on profit	(195)	(192)	(149)	(102)	(261)	(275)	(148)
Ordinary profit from continuing operations	603	676	613	785	668	791	777
Net profit from discontinued operations	—	—	—	—	—	—	—
Ordinary consolidated profit	603	676	613	785	668	791	777
Minority interests	162	169	153	146	103	139	141
Ordinary attributable profit to the Group	441	507	459	639	566	653	637

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking USA

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	4,482	3,471	1,011	29.1
Net fees	727	546	181	33.2
Gains (losses) on financial transactions	142	100	42	42.3
Other operating income *	265	91	174	192.2
Gross income	5,616	4,207	1,409	33.5
Operating expenses	(2,055)	(1,509)	(545)	36.1
General administrative expenses	(1,866)	(1,364)	(502)	36.8
Personnel	(1,036)	(753)	(283)	37.6
Other general administrative expenses	(830)	(611)	(219)	35.8
Depreciation and amortisation	(188)	(145)	(43)	29.8
Net operating income	3,562	2,698	864	32.0
Net loan-loss provisions	(2,138)	(1,608)	(530)	33.0
Other income	(102)	(19)	(83)	432.3
Profit before taxes	1,321	1,071	250	23.4
Tax on profit	(441)	(324)	(116)	35.8
Profit from continuing operations	881	747	134	17.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	881	747	134	17.9
Minority interests	278	159	119	75.0
Attributable profit to the Group	603	588	15	2.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,117	1,156	1,198	1,232	1,438	1,523	1,521
Net fees	173	186	187	191	240	241	245
Gains (losses) on financial transactions	27	16	58	56	34	94	14
Other operating income *	16	34	40	66	93	77	95
Gross income	1,333	1,392	1,482	1,545	1,806	1,935	1,876
Operating expenses	(491)	(488)	(530)	(579)	(653)	(676)	(725)
General administrative expenses	(437)	(449)	(479)	(527)	(594)	(611)	(661)
Personnel	(239)	(251)	(263)	(294)	(337)	(343)	(356)
Other general administrative expenses	(198)	(198)	(216)	(234)	(257)	(268)	(305)
Depreciation and amortisation	(54)	(40)	(51)	(52)	(59)	(64)	(64)
Net operating income	842	903	953	966	1,152	1,259	1,151
Net loan-loss provisions	(550)	(473)	(584)	(579)	(639)	(752)	(747)
Other income	(3)	(3)	(14)	32	(18)	(42)	(42)
Profit before taxes	290	427	354	419	495	465	361
Tax on profit	(89)	(143)	(93)	(114)	(157)	(159)	(125)
Profit from continuing operations	201	284	261	305	338	306	237
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	201	284	261	305	338	306	237
Minority interests	44	65	49	61	100	100	78
Attributable profit to the Group	157	218	212	244	239	205	159

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	4,482	4,222	260	6.2
Net fees	727	664	63	9.5
Gains (losses) on financial transactions	142	122	21	17.0
Other operating income *	265	110	155	140.2
Gross income	5,616	5,118	499	9.7
Operating expenses	(2,055)	(1,836)	(219)	11.9
General administrative expenses	(1,866)	(1,659)	(207)	12.5
Personnel	(1,036)	(916)	(120)	13.1
Other general administrative expenses	(830)	(743)	(87)	11.7
Depreciation and amortisation	(188)	(176)	(12)	6.7
Net operating income	3,562	3,282	280	8.5
Net loan-loss provisions	(2,138)	(1,956)	(182)	9.3
Other income	(102)	(23)	(79)	337.6
Profit before taxes	1,321	1,303	18	1.4
Tax on profit	(441)	(395)	(46)	11.6
Profit from continuing operations	881	908	(28)	(3.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	881	908	(28)	(3.0)
Minority interests	278	193	85	43.9
Attributable profit to the Group	603	715	(112)	(15.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,374	1,424	1,424	1,379	1,453	1,511	1,519
Net fees	213	229	222	214	243	239	245
Gains (losses) on financial transactions	33	19	70	64	35	93	14
Other operating income *	20	42	48	77	94	76	95
Gross income	1,640	1,714	1,764	1,734	1,824	1,920	1,873
Operating expenses	(604)	(601)	(631)	(651)	(660)	(670)	(724)
General administrative expenses	(537)	(552)	(570)	(593)	(600)	(606)	(660)
Personnel	(294)	(309)	(313)	(330)	(341)	(340)	(355)
Other general administrative expenses	(243)	(243)	(257)	(263)	(259)	(266)	(304)
Depreciation and amortisation	(67)	(49)	(61)	(58)	(60)	(64)	(64)
Net operating income	1,036	1,112	1,134	1,083	1,164	1,249	1,149
Net loan-loss provisions	(676)	(583)	(696)	(649)	(645)	(747)	(746)
Other income	(3)	(3)	(17)	39	(19)	(41)	(42)
Profit before taxes	357	526	420	472	500	461	360
Tax on profit	(109)	(176)	(109)	(128)	(158)	(158)	(124)
Profit from continuing operations	248	350	311	344	342	303	236
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	248	350	311	344	342	303	236
Minority interests	54	81	58	68	101	100	78
Attributable profit to the Group	194	269	253	276	241	203	159

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	4,991	4,701	290	6.2
Net fees	809	739	70	9.5
Gains (losses) on financial transactions	159	136	23	17.0
Other operating income *	295	123	172	140.2
Gross income	6,254	5,698	555	9.7
Operating expenses	(2,288)	(2,044)	(244)	11.9
General administrative expenses	(2,078)	(1,848)	(231)	12.5
Personnel	(1,154)	(1,020)	(134)	13.1
Other general administrative expenses	(924)	(828)	(97)	11.7
Depreciation and amortisation	(209)	(196)	(13)	6.7
Net operating income	3,966	3,654	312	8.5
Net loan-loss provisions	(2,381)	(2,178)	(203)	9.3
Other income	(114)	(26)	(88)	337.6
Profit before taxes	1,471	1,451	20	1.4
Tax on profit	(491)	(439)	(51)	11.6
Profit from continuing operations	981	1,011	(31)	(3.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	981	1,011	(31)	(3.0)
Minority interests	309	215	94	43.9
Attributable profit to the Group	671	796	(125)	(15.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	1,530	1,585	1,586	1,536	1,618	1,682	1,691
Net fees	237	255	247	238	270	266	273
Gains (losses) on financial transactions	37	21	78	71	39	104	16
Other operating income *	22	47	54	85	104	85	106
Gross income	1,826	1,908	1,964	1,931	2,031	2,137	2,085
Operating expenses	(672)	(669)	(702)	(725)	(735)	(746)	(806)
General administrative expenses	(598)	(615)	(635)	(661)	(668)	(675)	(735)
Personnel	(327)	(344)	(349)	(368)	(379)	(379)	(396)
Other general administrative expenses	(271)	(271)	(286)	(293)	(289)	(296)	(339)
Depreciation and amortisation	(74)	(55)	(68)	(64)	(67)	(71)	(71)
Net operating income	1,154	1,239	1,262	1,205	1,296	1,391	1,279
Net loan-loss provisions	(753)	(649)	(775)	(723)	(719)	(832)	(831)
Other income	(3)	(4)	(19)	43	(21)	(46)	(47)
Profit before taxes	397	586	468	526	557	513	401
Tax on profit	(121)	(196)	(122)	(143)	(176)	(176)	(138)
Profit from continuing operations	276	389	346	383	380	337	263
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	276	389	346	383	380	337	263
Minority interests	60	90	65	76	112	111	86
Attributable profit to the Group	216	299	281	307	268	226	177

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,178	1,812	365	20.1
Net fees	1,095	1,039	56	5.4
Gains (losses) on financial transactions	508	797	(289)	(36.2)
Other operating income *	224	207	17	8.2
Gross income	4,005	3,855	150	3.9
Operating expenses	(1,553)	(1,369)	(183)	13.4
General administrative expenses	(1,425)	(1,251)	(174)	13.9
Personnel	(815)	(741)	(74)	10.0
Other general administrative expenses	(610)	(510)	(100)	19.5
Depreciation and amortisation	(128)	(118)	(10)	8.3
Net operating income	2,452	2,486	(34)	(1.4)
Net loan-loss provisions	(449)	(438)	(11)	2.6
Other income	(46)	(37)	(9)	24.6
Profit before taxes	1,957	2,011	(54)	(2.7)
Tax on profit	(555)	(560)	4	(0.8)
Profit from continuing operations	1,402	1,452	(50)	(3.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,402	1,452	(50)	(3.4)
Minority interests	98	117	(19)	(16.6)
Attributable profit to the Group	1,304	1,335	(30)	(2.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	566	646	600	669	737	741	699
Net fees	336	365	338	354	352	402	341
Gains (losses) on financial transactions	348	173	276	(50)	286	58	164
Other operating income *	32	133	42	95	22	153	49
Gross income	1,281	1,317	1,257	1,068	1,398	1,355	1,253
Operating expenses	(444)	(454)	(471)	(471)	(510)	(522)	(520)
General administrative expenses	(406)	(414)	(431)	(431)	(466)	(479)	(479)
Personnel	(241)	(243)	(257)	(248)	(266)	(283)	(267)
Other general administrative expenses	(165)	(171)	(174)	(183)	(201)	(197)	(213)
Depreciation and amortisation	(38)	(39)	(41)	(40)	(44)	(43)	(41)
Net operating income	837	864	785	596	888	832	732
Net loan-loss provisions	(107)	(197)	(133)	(105)	(198)	(144)	(107)
Other income	(19)	(19)	1	(65)	4	(23)	(28)
Profit before taxes	710	647	653	426	694	665	598
Tax on profit	(199)	(174)	(187)	(107)	(198)	(181)	(176)
Profit from continuing operations	512	473	467	319	496	484	421
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	512	473	467	319	496	484	421
Minority interests	36	39	42	29	39	33	25
Attributable profit to the Group	476	433	425	291	457	451	396

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant EUR million

			Variation
	9M ‘15	9M ‘14	Amount	%
Income statement
Net interest income	2,178	1,797	381	21.2
Net fees	1,095	1,049	46	4.4
Gains (losses) on financial transactions	508	823	(315)	(38.2)
Other operating income *	224	207	17	8.2
Gross income	4,005	3,876	129	3.3
Operating expenses	(1,553)	(1,408)	(144)	10.3
General administrative expenses	(1,425)	(1,292)	(133)	10.3
Personnel	(815)	(766)	(49)	6.4
Other general administrative expenses	(610)	(526)	(84)	15.9
Depreciation and amortisation	(128)	(116)	(11)	9.8
Net operating income	2,452	2,468	(16)	(0.6)
Net loan-loss provisions	(449)	(442)	(7)	1.6
Other income	(46)	(37)	(9)	24.8
Profit before taxes	1,957	1,989	(32)	(1.6)
Tax on profit	(555)	(550)	(5)	0.9
Profit from continuing operations	1,402	1,438	(37)	(2.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,402	1,438	(37)	(2.5)
Minority interests	98	114	(16)	(14.1)
Attributable profit to the Group	1,304	1,325	(21)	(1.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15
Income statement
Net interest income	568	638	591	661	711	730	737
Net fees	344	368	337	357	345	397	353
Gains (losses) on financial transactions	358	187	278	(39)	283	59	167
Other operating income *	33	132	42	95	22	153	49
Gross income	1,303	1,326	1,247	1,073	1,361	1,338	1,305
Operating expenses	(462)	(467)	(480)	(479)	(504)	(517)	(532)
General administrative expenses	(424)	(428)	(440)	(439)	(461)	(474)	(490)
Personnel	(253)	(252)	(262)	(254)	(262)	(279)	(274)
Other general administrative expenses	(172)	(176)	(178)	(186)	(199)	(195)	(216)
Depreciation and amortisation	(38)	(39)	(40)	(40)	(43)	(43)	(42)
Net operating income	841	859	768	594	857	821	774
Net loan-loss provisions	(107)	(199)	(136)	(92)	(189)	(141)	(120)
Other income	(20)	(19)	2	(66)	3	(23)	(27)
Profit before taxes	714	641	634	436	672	658	627
Tax on profit	(198)	(172)	(180)	(109)	(191)	(179)	(185)
Profit from continuing operations	516	469	453	327	481	479	442
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	516	469	453	327	481	479	442
Minority interests	36	38	40	28	37	32	28
Attributable profit to the Group	480	430	414	298	444	446	414

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15

Continental Europe	9.08	9.00	8.92	8.88	8.52	8.15	7.89
Spain	7.61	7.59	7.57	7.38	7.25	6.91	6.61
Santander Consumer Finance	4.14	4.07	3.97	4.82	4.52	4.25	4.15
Poland	7.35	7.42	7.43	7.42	7.33	7.07	7.14
Portugal	8.26	8.16	8.49	8.89	8.96	8.80	8.86
United Kingdom	1.88	1.91	1.80	1.79	1.75	1.61	1.51
Latin America	5.19	5.18	5.13	4.79	4.64	4.74	4.65
Brazil	5.74	5.78	5.64	5.05	4.90	5.13	5.30
Mexico	3.62	3.52	3.74	3.84	3.71	3.81	3.54
Chile	5.99	5.94	5.98	5.97	5.88	5.73	5.60
USA	2.78	2.79	2.57	2.42	2.20	2.20	2.20
Operating Areas	5.54	5.46	5.29	5.19	4.87	4.68	4.52
Total Group	5.52	5.45	5.28	5.19	4.85	4.64	4.50

Coverage ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15

Continental Europe	58.0	58.4	58.1	57.2	58.6	58.9	60.4
Spain	44.6	44.9	45.5	45.5	46.6	46.8	47.8
Santander Consumer Finance	105.1	105.2	106.4	100.1	103.6	104.9	107.2
Poland	64.6	65.3	65.8	60.3	61.6	63.5	63.1
Portugal	50.6	53.1	53.9	51.8	52.4	54.2	56.2
United Kingdom	42.9	41.1	43.4	41.9	41.2	40.3	39.6
Latin America	85.9	86.0	83.4	84.5	83.6	84.4	85.4
Brazil	95.2	94.8	91.4	95.4	95.2	95.9	96.0
Mexico	98.6	96.6	90.1	86.1	88.4	87.5	93.0
Chile	50.7	51.7	52.3	52.4	52.0	51.6	52.8
USA	163.2	165.6	183.7	193.6	211.5	224.2	218.3
Operating Areas	66.0	66.4	67.0	66.6	68.3	69.4	70.5
Total Group	66.3	66.8	67.5	67.2	68.9	70.1	71.1

Cost of credit

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15

Continental Europe	1.20	1.14	1.07	1.01	0.95	0.86	0.77
Spain	1.37	1.31	1.21	1.06	0.97	0.84	0.71
Santander Consumer Finance	0.89	0.87	0.85	0.90	0.93	0.91	0.87
Poland	0.98	0.92	0.95	1.04	1.00	1.00	0.96
Portugal	0.63	0.55	0.47	0.50	0.45	0.38	0.35
United Kingdom	0.23	0.22	0.19	0.14	0.11	0.08	0.04
Latin America	4.36	4.06	3.88	3.70	3.53	3.39	3.33
Brazil	5.82	5.38	5.14	4.91	4.63	4.45	4.40
Mexico	3.59	3.58	3.26	2.98	2.92	2.89	2.87
Chile	1.82	1.76	1.71	1.75	1.74	1.68	1.68
USA	2.82	3.03	3.27	3.31	3.25	3.39	3.36
Operating Areas	1.61	1.55	1.50	1.44	1.38	1.33	1.27
Total Group	1.65	1.56	1.52	1.43	1.38	1.32	1.26

Risk-weighted assets

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15

Continental Europe	217,140	214,372	215,265	216,260	226,348	222,524	215,770
Spain	109,615	107,870	108,770	111,627	111,376	106,999	103,608
Santander Consumer Finance	49,191	49,420	49,908	47,259	55,711	54,895	54,890
Poland	16,131	16,285	16,575	16,813	17,329	16,800	16,876
Portugal	16,646	16,776	16,266	16,121	15,804	16,001	15,988
Spain’s real estate activity	14,889	14,652	13,539	14,805	14,892	16,558	16,576
United Kingdom	95,469	99,475	103,264	103,470	114,165	121,925	118,058
Latin America	140,226	149,170	152,045	171,372	174,954	169,250	152,805
Brazil	80,300	86,235	84,846	101,742	96,648	93,986	81,502
Mexico	23,666	25,841	27,742	26,222	29,254	28,727	26,834
Chile	25,158	26,013	27,220	29,102	32,252	30,258	28,236
USA	60,980	64,427	70,787	76,851	88,309	82,555	82,810
Operating Areas	513,815	527,444	541,361	567,953	603,776	596,254	569,443
Corporate Centre	26,019	31,449	20,093	17,200	14,175	13,230	16,373
Total Group	539,834	558,893	561,454	585,153	617,951	609,484	585,816

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 12, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer